

2023 PROXY
STATEMENT





NOTICE OF ANNUAL MEETING

Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

ANNUAL MEETING OF **SHAREHOLDERS**

ITEMS TO BE VOTED ON	RECOMMENDATION	
PROPOSAL 1 To elect ten Director Nominees named in this Proxy Statement to hold office until the 2024 Annual Meeting or until their successors are duly elected and qualified	✔ FOR all Director nominees	PAGE 22
PROPOSAL 2 To ratify the appointment of Ernst & Young LLP as Lincoln Electric's independent registered public accounting firm for the year ending December 31, 2023	✔ FOR this proposal	PAGE 89
PROPOSAL 3 To approve, on an advisory basis, the compensation of our named executive officers (NEOs)	✔ FOR this proposal	PAGE 91
PROPOSAL 4 To recommend, on an advisory basis, the frequency for future advisory votes to approve the compensation of our NEOs	✔ For EVERY YEAR	PAGE 94
PROPOSAL 5 To approve Lincoln Electric's 2023 Equity and Incentive Compensation Plan	✔ FOR this proposal	PAGE 95
PROPOSAL 6 To approve Lincoln Electric's 2023 Stock Plan for Non-Employee Directors	✔ FOR this proposal	PAGE 105

By Order of the Board of Directors,



Christopher L. Mapes
Chairman, President and Chief Executive Officer

Jennifer I. Ansberry
Executive Vice President, General Counsel and Secretary

WE WILL BEGIN MAILING THIS PROXY STATEMENT ON OR ABOUT MARCH 17, 2023.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on April 19, 2023:
This Proxy Statement and the related form of proxy, along with our 2022 Annual Report on Form 10-K, are available free of charge at www.lincolnelectric.com/proxymaterials.

DATE & TIME
WEDNESDAY, APRIL 19, 2023
11:00 AM ET

PLACE
Online at
www.virtualshareholdermeeting.com/LECO2023

ACCESS
Online at
www.virtualshareholdermeeting.com/LECO2023.
You must have your 16-digit control number which is printed on your proxy card.

PARTICIPATION
Submit pre-meeting questions online by visiting www.proxyvote.com before Friday, April 14, 2023 at 5:00 pm ET.

RECORD DATE
Shareholders of record on the close of business on February 28, 2023 are entitled to vote at the 2023 Annual Meeting.

HOW TO CAST YOUR VOTE

Your vote is important! Please vote your shares promptly in one of the following ways:



BY INTERNET USING YOUR COMPUTER
Visit www.proxyvote.com until April 18, 2023



BY PHONE
Call 1-800-690-6903 by April 18, 2023



BY INTERNET USING YOUR TABLET OR SMARTPHONE
Scan this QR code to vote with your mobile device by April 18, 2023



BY MAIL
Sign, date and return your proxy card or voting instruction form, which must be received by April 18, 2023



DURING MEETING
Vote online on April 19, 2023 during the Annual Meeting at

www.virtualshareholdermeeting.com/LECO2023

BUSINESS OVERVIEW

OUR PURPOSE:

OPERATING BY A HIGHER STANDARD TO BUILD A BETTER WORLD

Lincoln Electric is the world leader in the design, development and manufacture of arc welding products, automated joining, assembly and cutting systems, plasma and oxyfuel cutting equipment, and has a leading global position in brazing and soldering alloys.

We are recognized as The Welding Experts® for our leading materials science, software development, automation engineering, and application expertise, which advance customers' fabrication capabilities to help them build a better world. We leverage these strengths, our global presence and a broad distribution network to serve an array of customers across various end markets including: general metal fabrication, energy, structural steel construction and infrastructure (commercial buildings and bridges), heavy industries (agricultural, mining, construction and rail equipment, as well as shipbuilding), and automotive/transportation.

Headquartered in Cleveland, Ohio, U.S.A., we operate 71 manufacturing locations in 20 countries and distribute to over 160 countries. In 2022, we generated a record $3.8 billion in sales.

FAST FACTS

FOUNDED **1895**	EMPLOYEES WORLDWIDE **12,000**	LECO NASDAQ LISTED
COUNTRY FOOTPRINT/ DISTRIBUTION **20/160+**	MANUFACTURING FACILITIES **71**	 CORPORATE HEADQUARTERS **CLEVELAND, OH**
BROADEST **SOLUTIONS PORTFOLIO GLOBALLY**	2022 REVENUE **$3.8B**	ARC APPLICATION RESOURCE CENTER **41 WORLD WIDE**
NEW PRODUCT VITALITY INDEX[1] **37%**	LARGEST **COMMERCIAL & TECHNICAL TEAM**	

(1) Vitality index represents the percentage of 2022 sales from new products launched in the last five years. Excludes customized automation sales.

OUR GLOBAL FOOTPRINT



LOCATIONS
- Global Headquarters Cleveland, Ohio USA
- Manufacturing
- Tech Center
- Sales

OUR GUIDING PRINCIPLE: THE GOLDEN RULE
TREAT OTHERS AS YOU WOULD LIKE TO BE TREATED

For nearly 130 years, we have achieved success through innovation and business practices that seek to align and generate superior value for all our stakeholders. Our long-term strategic initiatives and investments drive alignment by providing:

- Customers with market-leading solutions that are manufactured responsibly, operate safely and efficiently, and are supported by our superior technical application capabilities;

- Employees with an incentive and results-driven culture where engagement and professional growth and development is a priority;

- Suppliers with a shared commitment to responsible operations that are safe, compliant and efficient;

- Communities with a responsible and engaged partner who is focused on helping neighbors thrive; and

- Shareholders with above-market returns.

OUR HIGHER STANDARD 2025 STRATEGY



We are executing on our long-term strategy, the **"Higher Standard 2025 Strategy"** ("2025 Strategy"), which focuses on accelerating sales growth, profitability and earnings performance from 2020 to 2025 by putting customers' needs first, enhancing employee development and engagement, further differentiating ourselves with innovative solutions, and advancing operational excellence. Our 2025 Sustainability strategy is integrated into each of these four key strategic areas of the business, which are highlighted below:

CUSTOMER FOCUSED:
Enhance our value proposition and the ease of doing business with us by leveraging our CRM system and investments in industry-segment market-facing teams, product portfolios and application resource centers.

EMPLOYEE DEVELOPMENT:
Improve opportunities for our employees to learn and grow through new development programs, resource groups, engagement initiatives, and enhanced HR systems and tools.

SOLUTIONS & VALUE:
Develop solutions that improve customers' ability to make their products better, safer and easier. Key initiatives include accelerating growth in automated solutions and additive services, enhanced software (IoT and AI), and designing greater efficiency and sustainability into new products.

OPERATIONAL EXCELLENCE:
Improve our quality, costs and processes by maximizing continuous improvement through our Lincoln Business System, further digitization of our operations and processes, and achievement of our sustainability goals.

All of the 2025 Strategy's key financial targets are integrated into the Company's key short-term and long-term compensation metrics and are incorporated into the Chief Executive Officer (CEO) and executive leadership's individual annual compensation goals and further cascaded through the organization.

KEY FINANCIAL METRICS	2025 GOAL [2020 BASELINE]	SHORT-TERM COMPENSATION METRICS	LONG-TERM COMPENSATION METRICS
Sales CAGR Volume & acquisitions	High single-digit to Low double-digit percent	✓	
Average Adjusted Operating Income Margin	16% (+/- 150 bps)	✓[1] (Representative of EBITB)	
Adjusted Earnings per share CAGR	High-teens to Low 20%		✓[1] (Three-Year Cumulative Growth of Adjusted Net Income for Compensation Purposes)
Average Operating Working Capital Ratio	15% in 2025	✓[1]	
Average Adjusted Return on Invested Capital	18% to 20% (Top quartile performance vs. proxy peers)		✓[1]

[1] Performance measures used in the design of the executive compensation program are defined in Appendix A

Our 2025 sustainability goals and initiatives are aligned across each peak of our 2025 Higher Standard Strategy and are incorporated in annual individual performance goals. Our sustainability initiatives focus on reducing our operational footprint through reduced emissions, lower energy intensity, greater conservation of natural resources, strong governance, increased diversity, equity and inclusion, enhanced employee development and engagement programming, and maintaining strong community partnerships.

Additionally, we are focused on advancing sustainability in our customers' operations and designing solutions to support decarbonization across the end markets we serve. Our product stewardship initiatives focus on improving the design, manufacture, packaging, and transportation of our products to improve customer safety, increase recyclability, and reduce our products' overall carbon footprint. Our application expertise and proprietary solutions are also at the forefront of supporting the expansion of clean technology by enabling the fabrication of renewable energy infrastructure and power generation, as well as the electrification of the transportation sector.

2025 STRATEGY SUSTAINABILITY GOALS

Goals reflect targeted 2025 performance versus our 2018 baseline:



SAFETY

52% REDUCTION
[-10% YoY]
Total Recordable
Case Rates



GREENHOUSE GAS [GHG] EMISSIONS

10% REDUCTION
[-1.5% YoY]



ENERGY INTENSITY

16% REDUCTION
[-2.5% YoY]



RECYCLING & LANDFILL AVOIDANCE

80% RATE
(All Waste)
97% RATE
(Landfill Avoidance)



WATER USE

14% REDUCTION
[-2.1% YoY]

PROXY
SUMMARY

This section provides an overview of important items related to this Proxy Statement and the 2023 Annual Meeting. We encourage you to read the entire Proxy Statement for more information before voting.

2022 PERFORMANCE HIGHLIGHTS

In 2022, we achieved record sales, adjusted operating income margin and adjusted earnings per share performance, while diligently managing inflationary headwinds and increasingly challenging operating conditions in our international business. By prioritizing employee safety and training, leading with a "customer-first" approach, and maintaining an agile manufacturing and supply chain strategy, we successfully exited 2022 at 2019 volume levels on a consolidated basis yet with significantly higher returns in 2022. This achievement demonstrates the strong execution and value creation of our 2025 Strategy.

We also remained focused on our long-term 2025 Strategy and sustainability targets. We continued to invest in growth and expanded our vitality index of new products, supported product redesigns to accommodate supply chain substitutions, continued to expand automation and our large scale, metal 3D printing solutions, and announced our newest organic growth initiative to manufacture DC fast chargers for electric vehicles in late 2023. In addition, we completed our Company's largest acquisition, with the addition of Fori Automation, LLC ("Fori") in December 2022, which extends our welding industry leadership in automation with greater capabilities and engineering expertise, and broader international footprint. With Fori, our automation portfolio was at an $850 million revenue run rate at year-end, and we believe we are well-positioned for continued growth and the ability to exceed our 2025 $1 billion automation revenue target.

Record profitability and earnings in 2022 reflect diligent cost management and greater operating leverage from our Lincoln Business System, with most notable improvements in our automation portfolio. We also benefited from efficiencies gained from our shared service center structure and initiatives that are increasing the digitization and automation of back office activities. These achievements, along with enhanced employee training and development programming and continued progress across many of our sustainability metrics, generated strong cash generation, adjusted returns on investment capital and superior shareholder returns in 2022.

2022 FINANCIAL HIGHLIGHTS

End markets remained resilient in 2022, led by strength in Americas Welding and in our automation portfolio. Sales increased approximately 16% to a record $3.8 billion, primarily due to 20% organic sales growth and an approximate 2% contribution from acquisitions. We achieved strong operating income performance with a 200 basis point increase in our operating income margin to a record 16.3% versus the prior year. Higher operating leverage from 5% volume growth, effective cost management and benefits of our Lincoln Business System initiatives generated our record results. Adjusted operating income margin also improved 200 basis points to a record 16.8%. Cash flows from operations increased approximately 5% versus the prior year despite maintaining higher inventory levels to service customers' needs.

NET SALES			OPERATING INCOME MARGIN		DILUTED EPS	
	Reported	*Organic Sales*	*Reported*	*Adjusted*	*Reported*	*Adjusted*
$3.8B	**+16%**	**+20%**	**16.3%**	**16.8%**	**$8.04**	**$8.27**
(Record)	*vs. 2021*	*vs. 2021*	*+200 bps vs. 2021 (Record)*	*+200 bps vs. 2021 (Record)*	*+75% vs. 2021 (Record)*	*+33% vs. 2021 (Record)*

CASH FLOW FROM OPERATIONS	AVERAGE OPERATING WORKING CAPITAL TO NET SALES RATIO[1]	RETURN ON INVESTED CAPITAL[2]	
		Reported	*Adjusted*
$383M	**20.9%**	**22.1%**	**22.7%**
+5% vs. 2021			

27th CONSECUTIVE DIVIDEND INCREASE	**14.3%**	NEW PRODUCT VITALITY INDEX	**37%**

[1] Average operating working capital excluding Fori would have been 18.6% as a percent of Net sales.
[2] Return on invested capital and Adjusted return on invested capital excluding Fori would have been 27.9% and 28.6%, respectively.

See Appendix A for definitions and/or reconciliation of these metrics to results reported in accordance with GAAP. Performance measures used in the design of the executive compensation program are presented within the Compensation Discussion and Analysis section.

Our 2022 performance advances our progress towards our 2025 Strategy financial targets, with several metrics pacing at or above their 2025 target:

KEY FINANCIAL METRICS	2025 GOAL (vs. 2020 BASELINE)	2020 TO 2022 PROGRESS
Sales CAGR Volume & acquisitions	High single-digit to Low double-digit percent	10%
Average Adjusted Operating Income Margin	16% (+/- 150 bps)	14.7%
Adjusted Earnings per share CAGR	High-teens to Low 20%	41%
Average Operating Working Capital Ratio	15% in 2025	20.9% at 12/31/2022[1]
Average Adjusted Return on Invested Capital	18% to 20% (Top quartile performance vs. proxy peers)	21.4%[1]

[1] The Average Operating Working Capital Ratio and the Adjusted ROIC performance were impacted by the inclusion of Fori on the balance sheet at December 31, 2022 without commensurate sales. Excluding Fori, the 2022 Average Operating Working Ratio would have been 18.6% and the 2020 to 2022 average Adjusted ROIC would have been 23.4%

2022 SHAREHOLDER RETURNS

We continued to generate solid cash flows and pursued a balanced capital allocation strategy with strong shareholder returns in 2022 despite the challenging operating conditions. In 2022, we returned $312 million to shareholders through our dividend program and share repurchases. In addition, the Board approved the Company's 27th consecutive dividend increase, raising the dividend rate by 14.3%. These returns were complemented by a record $508 million in growth investments from internal capital expenditures and acquisitions.



$312M RETURNED TO SHAREHOLDERS IN 2022 **=** **$131M** IN DIVIDENDS **+** **$181M** IN SHARE REPURCHASES

TOTAL SHAREHOLDER RETURN **+5%** 1-Year **+58%** 3-Year **+74%** 5-Year

In 2022, Lincoln Electric was one of two machinery firms recognized by Investor's Business Daily® as a "Top 100 Best ESG Company." The ranking recognizes companies with leading environmental, social and governance ratings, as well as stock performance.



2022 SAFETY AND ENVIRONMENTAL HIGHLIGHTS

Safety, operational excellence and sustainability are a priority at Lincoln Electric and we strive to improve our performance annually to achieve our 2025 goals across these key safety and environmental metrics: our total recordable case rate safety metric, carbon emissions, energy intensity, recycling, and water use. Our performance to goal demonstrates continued structural improvements achieved in the business through our 2025 Strategy and our commitment to best-in-class performance.

	2025 GOAL (vs. 2018 BASELINE)	2022 PERFORMANCE (vs. 2018 BASELINE)
Safety (TRCR)	52% Reduction	16% Reduction
Greenhouse Gas Emissions (Absolute)	10% Reduction	19% Reduction
Energy Intensity (Gigajoules used/Hours worked)	16% Reduction	1% Reduction[1]
Recycling (All Waste)	80% Rate	+250 bps to 76% Rate
Water Use (Absolute)	14% Reduction	25% Reduction

[1] Our 2022 energy intensity performance was unfavorably impacted by lower labor hours reflecting productivity improvements and automation investments. Absolute energy use declined 5% in 2022 vs. 2018 baseline.

2022 GLOBAL WORKFORCE AND DIVERSITY AND INCLUSION PROGRAMS

In executing our 2025 Strategy, we continue to focus on the importance of employee development, engagement and building a culture to develop and foster the vast talents of our employees. Our CEO and Chief Human Resources Officer lead our diversity and inclusion (D&I) initiatives, and report on the Company's D&I programs, talent attraction and retention, and succession planning to the Board twice annually and our Compensation and Executive Development Committee is briefed at every committee meeting on D&I matters throughout the year. Our D&I programs focus on:

• Internal D&I education and training programs

• Employee development programs to cultivate, grow and promote talent from within

• Intentional recruiting efforts to increase our diverse talent pool

• Support expansion of activities within employee resource groups, including Diversity Councils

• Maintain Advisory Boards where department representatives meet regularly with management to raise key topics

• Partnering with diverse customers, suppliers and community organizations

DIVERSITY HIGHLIGHTS



LEADERSHIP TEAM

36% Ethnic or Gender Diverse

60% of 2022 Named Executive Officers are ethnic and gender diverse

BOARD OF DIRECTORS

40% Ethnic or Gender Diverse

GLOBAL WORKFORCE

21% Women

US WORKFORCE

24% Racially or Ethnically Diverse

In 2022, we expanded initiatives to further build, acquire and foster increased diversity, engagement and connectedness among our global organization. Highlights include:

- We developed a cadence to regularly "listen" to various global employee populations to include pulse surveys, small group listening sessions, and local town hall meetings. These actions guide both short term actions and longer term planning opportunities for our global leaders.

- Across the globe we built localized action plans in response to feedback from our 2021 global employee discovery survey. Teams gathered to review their survey results, identified areas of focus and documented and executed changes in response. Employees were empowered and managers were held accountable to not only build their action plans, but also periodically demonstrate progress and success.

- Our new "Work Appropriately" program was launched in 2022. Many office-based roles are included which allow for hybrid work while continuing to meet objectives and successfully service customers. In addition, a new work category of "permanently remote" allows many employees to build a successful career and help our business grow outside our physical offices. Whether hybrid, office or work-from-home, this format has provided an inclusive opportunity to help employees balance location preferences with professional success. We continue to assess the use of this program across our network of global office locations.

EMPLOYEE DEVELOPMENT & TRAINING

One of the four peaks of our 2025 Strategy is focused directly on our employees' engagement and professional development because a highly-engaged workforce drives innovation, productivity and improved bottom-line results. One key area of engagement is our investment in training and development to ensure a strong succession pipeline and ample development opportunities to advance skills, knowledge and expertise to prepare our employees for future career opportunities.

In addition to formal leadership, management and professional development programs, in 2022 we launched a bold initiative to repay up to $125,000 toward each of our U.S. employees' student loan debt obligation. This program has been enthusiastically welcomed by both our existing talent and at recruiting events on university campuses across the country.

We also continue to provide tuition reimbursement for external accredited programs, mentoring, self-guided online courses, instructor-led programs, and special project and rotational assignments that can lead to extensive global exposure and talent development.

2022 also marked the introduction of Talent*Launch* – a global development program for early career employees. Over 250 employees began a 2-year learning journey structured around our core competencies, including living by the Golden Rule. Employees also work together in cohorts to expand their global network and build teamwork.

In addition to our career development programs, our annual talent and succession planning process reviews 100% of our global professional staff. This ensures all high potential employees have an active individual development plan to guide their career aspirations. This process also helps to ensure we have an appropriate talent pipeline for critical roles in general management, engineering and operations. These talent reviews include our CEO and all segment and functional leaders who use this process to identify and support high potential and diverse talent in succession planning for the next generation of Lincoln Electric's leaders.

COMMUNITY ENGAGEMENT

In 2022, we maintained our employee assistance program, supported our internal employee resource group initiatives and community engagement through our Lincoln Electric Foundation grants, our U.S. employee matching program for donations and volunteerism, in-kind gifts, sponsorship of key events, and the hosting of community and academic events at our facilities. In 2022, we were pleased to host the WorldSkills® International Competition – Special Edition for welding and construction metal work at our Cleveland, Ohio headquarter campus. This event welcomed over 135 international competitors, experts and delegates from over 30 countries who represented premiere talent in metal fabrication and thought leaders discussing the future of workforce development. In addition, we maintained our community educational/career programming among secondary and high school students to address the skills gap in industry and expand awareness of attractive career pathways in manufacturing. This programming, along with our continued support of regional youth programs, welding competitions and serving as the global welding sponsor of WorldSkills® are foundational to our efforts to promote the trades and the science of welding.

CORPORATE GOVERNANCE HIGHLIGHTS

Lincoln Electric has a solid track record of integrity and corporate governance practices that promote thoughtful management by its officers and Board of Directors, facilitating profitable growth while strategically balancing risk to maximize shareholder value. The tables below summarize select Board and governance information, and highlight certain information about the 10 Director Nominees that shareholders are being asked to elect at the 2023 Annual Meeting.

BOARD COMPOSITION AND PRACTICES

Size of Board	10
Number of independent Directors	9
Average age of Directors Nominees	61
Ethnically diverse Director Nominees	2
Percentage of Female Director Nominees	30%
Board meetings held in 2022	6
New Directors in the last 5 years	3
Average tenure (years) of Director Nominees	10
Annual election of Directors	✔
Majority voting policy for Directors	✔
Lead Independent Director	✔

Number of fully independent Board committees	4
Independent Directors meet without management	✔
Director attendance at Board and committee meetings	>75%
Mandatory retirement age (75)	✔
Stock ownership guidelines for Directors	✔
Annual Board and committee self-assessments	✔
Code of Conduct for Directors, officers & employees	✔
No overboarded Directors (per ISS or Glass Lewis)	✔
Succession planning and implementation process	✔
Strategy, ESG and risk management oversight	✔
Corporate culture, D&I oversight	✔

SHAREHOLDER PROTECTIONS

One share, One vote standard	✔
Dual-class common stock or Poison pill	✘
Cumulative voting	✘
Vote standard for Code of Regulations amendment	67%
Shareholder right to call a special meeting	✔**
Annual election of Directors	✔
Majority voting policy for Directors	✔
Lead Independent Director	✔
Executive sessions without management present	✔

** Special meetings can be called by shareholders holding at least 25% of the voting power

COMPENSATION PRACTICES

Pay for Performance	✔
Annual Say-on-Pay Advisory Vote	✔
Compensation aligned with strategic goals and individual performance	✔
Incentive plans do not encourage excessive risk taking	✔
No excessive perquisites	✔
Robust stock ownership guidelines for NEOs	✔
Clawback policy	✔
Double-trigger change-in-control policy	✔
Anti-hedging/pledging policy	✔
CEO Pay Ratio	164.1

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG) POLICIES AND ENVIRONMENTAL GOALS

Board oversight of ESG	✔
Compensation and Executive Development Committee oversight of human capital policies and practices, including corporate culture, and D&I	✔
Audit Committee oversight of environmental, health & safety matters	✔
Audit Committee oversight of information security and cybersecurity matters	✔
ESG performance incorporated into CEO's annual performance goals and compensation metrics (and other executives)	✔
Global Code of Conduct	✔
Human Rights Policy	✔
No-Harassment Policy	✔
Anti-Corruption Policy	✔
Supplier and Channel Partner Codes of Conduct	✔
Environmental, Health, Safety & Quality Policy	✔
Environment management system	✔
Long-term safety and environmental goals	✔
Aligned with select UN Sustainable Development Goals (SDGs)	✔
Sustainability Accounting Standards Board (SASB) Index	✔
Sustainability Report	✔

DIRECTOR NOMINEES AND BOARD SUMMARY

| **PROPOSAL 1**
Election of 10 Directors to serve until 2024 Annual Meeting or until their successors are duly elected and qualified | 

 | The Board recommends a vote **FOR** all Director Nominees.
Our Nominating and Corporate Governance Committee and our Board of Directors have determined that each of the Director Nominees possesses the right skills, qualifications and experience to effectively oversee Lincoln Electric's long-term business strategy.

See "Proposal 1 – Election of Directors" beginning on page 22 of this Proxy Statement. |

You are being asked to vote on the election of ten Director Nominees. Selected biographical information of each Director Nominee, as well as committee membership and committee chair information is listed below. Additional information can be found in the Director biographies under Proposal 1.

DIRECTOR NOMINEES

Name	Age	Director Since	Independent	Audit	Compensation & Executive Development	Nominating & Corporate Governance	Finance	Other Public Company Boards
Brian D. Chambers Chair, President and CEO, Owens Corning	56	2022	✔	●			●	1
Curtis E. Espeland **(Lead Independent Director)** Retired Executive Vice President and CFO, Eastman Chemical Company	58	2012	✔	●			●	1
Patrick P. Goris Senior Vice President and CFO, Carrier Global Corporation	51	2018	✔	◆		●		–
Michael F. Hilton Retired President and CEO, Nordson Corporation	68	2015	✔		◆	●		2
Kathryn Jo Lincoln Chair and CIO, Lincoln Institute of Land Policy	68	1995	✔		●	●		–
Christopher L. Mapes (Chairman) President and CEO, Lincoln Electric Holdings, Inc.	61	2010						1
Phillip J. Mason Retired President, EMEA Sector of Ecolab, Inc.	72	2013	✔		●		◆	–
Ben P. Patel Former Senior Vice President and Chief Technology Officer, Cooper Tire & Rubber Company	55	2018	✔	●		●	●	–
Hellene S. Runtagh Retired President and CEO, Berwind Group	74	2001	✔		●	◆		–
Kellye L. Walker Executive Vice President and Chief Legal Counsel, Eastman Chemical Company	56	2020	✔		●	●		–

◆ Chair   ● Member

COMPOSITION OF DIRECTOR NOMINEES

Gender Diversity



30%
Gender Diverse

3
Women

7
Men

Ethnic Diversity



2
Ethnically
Diverse

Independence



1
Non-
independent

9
Independent

Tenure of Independent Director Nominees



10 Years
Average Tenure

2
6-9 Years

1
10-14 Years

2
15 Years of more

4
0-5 Years

Age of Independent Director Nominees



62 Years
Average Age

2
70s

2
60s

5
50s

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM SUMMARY

| **PROPOSAL 2**

Ratification of independent registered public accounting firm | ✔ ➔ | The Board recommends a vote FOR this proposal.
Our Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as Lincoln Electric's independent registered public accounting firm for the year ending December 31, 2023.

See "Proposal 2—Ratification of Independent Registered Public Accounting Firm" beginning on page 89 of this Proxy Statement. |

EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

| **PROPOSAL 3**

Approval, on an advisory basis, of NEO compensation | ✔ ➔ | The Board recommends a vote **FOR** this proposal.
Our Board of Directors recommends that shareholders vote "FOR" the approval, on an advisory basis, of compensation of our NEOs.

See "Proposal 3—Approval, on an Advisory Basis, of Named Executive Officer Compensation" beginning on page 91 of this Proxy Statement and "Compensation Discussion and Analysis" beginning on page 43 of this Proxy Statement. |

We have a long history of driving an incentive management culture, emphasizing **pay for performance** to align compensation with the achievement of enterprise, segment and individual goals.

We believe our compensation program and practices provide an appropriate **balance** between profitability, cash flow and returns, on the one hand, and suitable levels of risk-taking, on the other. This balance, in turn, aligns compensation strategies with shareholder interests, as reflected by the consistently high level of shareholders voting for the compensation of our NEOs.

2022 NAMED EXECUTIVE OFFICERS

The Compensation Discussion and Analysis (CD&A) provides information regarding our executive compensation program for the following NEOs in 2022:



Christopher L. Mapes

Chairman, President and Chief Executive Officer



Steven B. Hedlund

Executive Vice President, Chief Operating Officer



Gabriel Bruno

Executive Vice President, Chief Financial Officer and Treasurer



Jennifer I. Ansberry

Executive Vice President, General Counsel and Secretary



Michele R. Kuhrt

Executive Vice President, Chief Human Resources Officer

ACTIONS TO FURTHER ALIGN EXECUTIVE COMPENSATION WITH SHAREHOLDER INTERESTS

The Compensation and Executive Development Committee of the Board reviews the framework of our executive compensation program and seeks to align executive pay with our pay for performance philosophy. Each year, our Compensation and Executive Development Committee monitors our executive compensation program and how it relates to our corporate performance and shareholder interests. The historically high approval of our "say-on-pay" proposals on the compensation of our NEOs, including at the 2022 Annual Meeting, demonstrate the alignment of our executive compensation program with corporate performance and shareholder interests.

In 2022, our Compensation and Executive Development Committee reviewed the overall design of our executive compensation program, and held the program consistent with policies developed in prior years. In support of the company's short and long-term strategy, the Compensation and Executive Development Committee modified the Company's short-term incentive plan design for 2022. Changes approved by the Committee included a revision to the formula used for calculating each executive's bonus that places a focus on first achieving financial performance, then considers the impact of individual performance. Further, the Compensation and Executive Development Committee approved adding a revenue metric to the Financial Metrics used in the bonus calculation

2022 EXECUTIVE COMPENSATION PRACTICES

What We Do		What We Don't Do	
We have long-term compensation programs focused on profitability, net income growth, ROIC and total shareholder returns	✔	We do not allow hedging or pledging of our shares	✗
We use targeted performance metrics to align pay with performance	✔	We do not reprice stock options and do not issue discounted stock options without shareholder approval	✗
We maintain stock ownership guidelines (5x base salary for CEO; 3x base salary for other NEOs)	✔	We do not provide excessive perquisites	✗
We have shareholder-approved incentive plans	✔	We do not have multi-year guarantees for compensation increases	✗
We have a broad clawback policy	✔		
We have a double-trigger change in control policy	✔		

COMPENSATION FRAMEWORK & PHILOSOPHY

Our compensation program is designed to attract and retain exceptional employees. We also maintain a strong pay for performance culture. As indicated below, we design our compensation system to reflect current best practices, including setting base pay below the competitive market for each position, targeting incentive-based cash compensation above the competitive market and promoting quality corporate governance in compensation decisions. We believe these practices result in sustained, long-term shareholder value and reflect our philosophy that the pay for our best performers should align with the results of our long-term goals.

Percentile Rank



Our executive compensation program consists of three primary elements of total direct compensation: base salary (fixed), short-term incentive compensation (at-risk) in the form of an annual bonus (EMIP), and long-term incentive compensation (at-risk) in the form of stock options, restricted stock units (RSUs) and performance shares.

- **Base salary:** only component of total direct compensation that is fixed
- **Short-term incentive compensation:** based on annual consolidated and, if applicable, segment performance, and individual performance

- **Long-term incentive compensation:** based on our financial performance over a three-year cycle

Short-term incentive compensation and long-term incentive compensation is variable, or "at risk," and is a significant percentage of total compensation.

AVERAGE MIX OF KEY COMPENSATION COMPONENTS AND KEY COMPENSATION METRICS

The following charts present the mix of 2022 target direct compensation for our Chief Executive Officer (CEO) and all of our other NEOs, as established in the beginning of 2022. As shown below, 87% of our CEO's compensation value and, on average, 73% of all of our other NEOs' compensation value was "at risk," with the actual amounts realized based on annual and long-term performance as well as our stock price.



We use the following key performance measures in our short-term and long-term compensation programs.

Key Performance Metrics Tied to Executive Compensation

Metric	Short-Term Compensation (Annual Bonus)	Long-Term Incentive Compensation Program (3-yr Performance Cycle)
Adjusted Revenue[1]	✔	
EBITB[1,2] (Earnings before interest, taxes and bonus)	✔	
Average Operating Working Capital to Sales[1] ratio	✔	
Individual performance (includes ESG-related metrics)[3]	✔	
Adjusted Net Income[1] growth		✔
Return on Invested Capital (ROIC)[1]		✔

(1) Both consolidated and segment financial performance measures are used in the design of the executive compensation program and are defined in Appendix A. Adjusted Revenue for Compensation Purposes, Average Operating Working Capital to Sales for Compensation Purposes, Adjusted Net Income for Compensation Purposes, and Return on Investment Capital for Compensation Purposes have discrete definitions relative to our executive compensation program.
(2) EBITB is an internal measure that tracks our adjusted operating income.
(3) Individual performance goals are set annually and a significant portion of our executive officers' individual performance goals are tied to one or more aspect of our 2025 Strategy including human capital and other ESG related matters.

SAY-ON-FREQUENCY

PROPOSAL 4 To recommend, on an advisory basis, the frequency for future advisory votes to approve the compensation of our NEOs	✔	The Board recommends a vote for **EVERY YEAR**. Our Board recommends that shareholders vote for "EVERY YEAR" for the frequency on future advisory votes to approve the compensation of our NEOs.
	➡	See "Proposal 4—To recommend, on an advisory basis, the frequency for future advisory votes to approve the compensation of our NEOs" beginning on page 94 of this Proxy Statement.

LINCOLN ELECTRIC'S 2023 EQUITY AND INCENTIVE COMPENSATION PLAN

PROPOSAL 5 To approve Lincoln Electric's 2023 Equity and Incentive Compensation Plan	✔	The Board recommends a vote **FOR** this proposal. Our Board recommends that shareholders vote "FOR" the approval of Lincoln Electric's 2023 Equity and Incentive Compensation Plan.
	➡	See "Proposal 5—To approve, Lincoln Electric's 2023 Equity and Incentive Compensation Plan" beginning on page 95 of this Proxy Statement.

LINCOLN ELECTRIC'S 2023 STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

PROPOSAL 6 To approve Lincoln Electric's 2023 Stock Plan for Non-Employee Directors	✔	The Board recommends a vote **FOR** this proposal. Our Board recommends that shareholders vote "FOR" the approval of Lincoln Electric's 2023 Stock Plan for Non-Employee Directors.
	➡	See "Proposal 6—To approve, Lincoln Electric's 2023 Stock Plan for Non-Executive Directors" beginning on page 105 of this Proxy Statement.



LINCOLN ELECTRIC HOLDINGS, INC.

TABLE OF CONTENTS

Cautionary Note on Forward-Looking Statements: This Proxy Statement contains forward-looking statements, including statements regarding Lincoln Electric's strategy and current expectations as well as sustainability and other ESG-related strategies, commitments, targets and goals, within the meaning of applicable federal securities laws and regulations. These statements reflect management's current expectations and involve a number of risks and uncertainties. Forward-looking statements generally can be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "forecast," "guidance," "goal," "target" or words of similar meaning. Actual results (including the Company's performance with respect to any sustainability or other ESG-related targets and goals) may differ materially from such statements due to a variety of factors that could adversely affect the Company's operating results and ability to achieve its targets and goals. The factors include, but are not limited to: general economic, financial and market conditions; the effectiveness of operating initiatives; completion of planned divestitures; interest rates; disruptions, uncertainty or volatility in the credit markets that may limit our access to capital; currency exchange rates and devaluations; adverse outcome of pending or potential litigation; actual costs of the Company's rationalization plans; possible acquisitions, including the Company's ability to successfully integrate acquisitions; market risks and price fluctuations related to the purchase of commodities and energy; global regulatory complexity; the effects of changes in tax law; tariff rates in the countries where the Company conducts business; the Company's ability to achieve its sustainability and other ESG-related targets and goals for a variety of reasons, including, among others, (i) technical and operating factors, (ii) assumptions not being realized, (iii) the outcome of current and future scientific research efforts and technological developments, and (iv) evolving sustainability strategies and best practices, and the possible effects of events beyond our control, such as the impact of the Russia-Ukraine conflict, political unrest, acts of terror, natural disasters and pandemics, including the coronavirus disease ("COVID-19") pandemic, on the Company or its customers, suppliers and the economy in general. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2022. These forward-looking statements speak only as of the date on which such statements were made, and we undertake no obligation to update these statements except as required by federal securities law. Forward-looking and other statements in this Proxy Statement regarding our sustainability and other ESG-related strategies, commitments, targets and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission (SEC).

PROPOSAL 1—
ELECTION OF DIRECTORS

DIRECTOR NOMINEES

Brian D. Chambers

Curtis E. Espeland

Patrick P. Goris

Michael F. Hilton

Kathryn Jo Lincoln

Christopher L. Mapes

Phillip J. Mason

Ben P. Patel

Hellene S. Runtagh

Kellye L. Walker

Our shareholders are being asked to elect ten Directors to serve until the 2024 Annual Meeting or until their successors are duly elected and qualified. All of the Director Nominees, have been previously elected by our shareholders. Each of the Director Nominees has agreed to stand for re-election. The biographies of our Director Nominees can be found in this section.

If any Director Nominee is unable to stand for election, the Board may provide for a lesser number of nominees or designate a substitute. In the latter event, shares represented by proxies solicited by the Directors may be voted for the substitute. We have no reason to believe that any of the nominees will be unable to stand for election.

HOW WE SELECT DIRECTOR NOMINEES

In evaluating Director candidates, including persons nominated by shareholders, the Nominating and Corporate Governance Committee expects that any candidate must have these minimum qualifications:

- Demonstrates character, integrity and judgment
- High-level managerial experience or experience dealing with complex business matters
- Ability to work effectively with others
- Sufficient time to devote to the affairs of Lincoln Electric
- Specialized experience and background that will add to the depth and breadth of the Board
- Independence as defined by the Nasdaq listing standards (for non-employee Directors)
- Financial literacy

We are also committed to having Director candidates that can provide perspective on the industry challenges that we face and our long-term commitment to a pay for performance culture. The Nominating and Corporate Governance Committee's process for identifying and evaluating nominees for Director includes annually discussing prospective Director specifications, which serve as the baseline to evaluate candidates. When recruiting new Director candidates, we may involve a recognized search firm, and the CEO and/or a member of the Nominating and Corporate Governance Committee (usually, the Chair) will contact the prospective director to gauge his or her interest and availability. The candidate will then meet with several members of the Board, including our Lead Independent Director. At the same time, references for the prospect will be contacted. A background check is generally completed before a final recommendation is made to the Board to elect a candidate to the Board.

During 2022, the Nominating and Corporate Governance Committee retained the search firm of Heidrick & Struggles to help identify director prospects, perform candidate outreach, assist in reference and background checks and provide other related services. The Board targeted diverse candidates with an eye toward gender diverse candidates who are active senior executives of public companies with experience in managing global businesses.

Shareholders may nominate one or more persons for election as Director of Lincoln Electric. The process for doing so is set forth in the FAQs section of this Proxy Statement. Director candidates recommended by our shareholders will be considered by the Nominating and Corporate Governance Committee in accordance with the criteria outlined above. For this year, the window for such nominations closed on January 21, 2023.

DIRECTOR NOMINEES' SKILLS, EXPERIENCE AND BACKGROUND

Throughout 2022, the Nominating and Corporate Governance Committee reviewed the skills, qualifications and experience of each Director Nominee to ensure that each can effectively oversee our long-term business strategy. As shown below, our Director Nominees have a mix of skills and experience that we believe are relevant to the Company's long-term strategy and success.

SKILLS, EXPERIENCE AND BACKGROUND

Senior Leadership Management	100%
Manufacturing Expertise	90%
Other Public Company Board Service	60%
Financial Acumen & Expertise	100%
International Operations Excellence	90%
M&A Experience	100%
Innovation Experience	50%
Sales/Marketing Experience	70%
Information Technology/ Information Security Experience	80%

BOARD DIVERSITY

The Nominating and Corporate Governance Committee believes that having a diverse Board enhances overall corporate governance. The Nominating and Corporate Governance Committee considers diversity to include differences in race, gender, national origin, as well as professional background and capabilities, knowledge of specific industries, and geographic experience. To complement Board diversity, the Nominating and Corporate Governance Committee instructs any search firm engaged for each director candidate search to include individuals that represent diverse characteristics, whether by race, gender or other diverse qualities.

NASDAQ BOARD DIVERSITY MATRIX

In accordance with Nasdaq's Board Diversity Rules, the following Board Diversity Matrix highlights the composition of our Board members as of February 15, 2023, which is based on voluntary self-identification. Each of the categories listed in the table has the meaning provided in Nasdaq Rule 5605(f).

BOARD DIVERSITY MATRIX (AS OF FEBRUARY 15, 2023)*

Total Number of Directors	10			
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	3	7	0	0
Part II: Demographic Background				
African American or Black	1	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	1	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	2	6	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0			
Did Not Disclose Demographic Background	0			

*Includes information disclosed by all Director Nominees

YOUR BOARD RECOMMENDS A VOTE FOR EACH DIRECTOR NOMINEE

MAJORITY VOTING POLICY

The Director Nominees receiving the greatest number of votes will be elected (plurality standard). However, our majority voting policy states that any Director who fails to receive a majority of the votes cast in an uncontested director election in his/her favor is required to submit his/ her resignation to the Board. The Nominating and Corporate Governance Committee would then consider each resignation and determine whether to accept or reject it, with full Board approval of such decision. Abstentions and broker non-votes will have no effect on the election of a Director and are not counted under our majority voting policy. Holders of common stock do not have cumulative voting rights with respect to the election of a Director.

ANNUAL MEETING ATTENDANCE; NO SPECIAL ARRANGEMENTS

Directors are expected to attend each annual meeting. The Director Nominees plan to attend this year's virtual Annual Meeting. All of our Director Nominees attended our 2022 Annual Meeting.

None of the Director Nominees has any special arrangement or understanding with any other person pursuant to which the Director Nominee was or is to be selected as a Director or Director Nominee. There are no family relationships, as defined by SEC rules, among any of our Directors or executive officers. SEC rules define the term "family relationship" to mean any relationship by blood, marriage or adoption, not more remote than first cousin.

DIRECTOR NOMINEES

BRIAN D. CHAMBERS

Director since 2022

COMMITTEES:
Audit
Finance

AGE: 56

OTHER PUBLIC COMPANY DIRECTORSHIPS:
Owens Corning (NYSE: OC) since 2019



Experience

Mr. Chambers has served as the Chair, President and Chief Executive Officer of Owens Corning, a global building and construction materials company, since 2020, and as President and Chief Executive Officer since 2019. During his over nineteen year tenure with Owens Corning, Mr. Chambers has served in various leadership positions including Chief Operating Officer from 2018 to 2019, and President of the Roofing Division from 2014 to 2018. Mr. Chambers has also held several commercial and operational roles at Saint-Gobain, Honeywell and BOC Gases.

Reasons for Nomination

- Executive leadership experience as CEO and Chair of a global publicly-traded company engaged in manufacturing operations.

- Strong leadership skills, business strategy development, international business and operations experience with a multi-national company.

- The Board has determined that Mr. Chambers' extensive accounting and financial experience qualifies him as an "audit committee financial expert."

- Valuable knowledge of key governance matters, including sustainability matters, gained through executive leadership of various publicly-traded companies and as a director of Owens Corning.

CURTIS E. ESPELAND

Director since 2012

Lead Independent Director since 2018

COMMITTEES:
Audit
Finance

AGE: 58

OTHER PUBLIC COMPANY DIRECTORSHIPS:
Huntsman Corporation (NYSE: HUN) since 2022



Experience

Mr. Espeland is the former Executive Vice President and Chief Financial Officer of Eastman Chemical Company, an advanced materials and specialty additives manufacturer, a position he held from 2014 until his retirement in 2020. Mr. Espeland joined Eastman Chemical Company in 1996 and, during his tenure, he also served as Vice President, Finance and Chief Accounting Officer from 2005 to 2008, and Senior Vice President and Chief Financial Officer from 2008 to 2014.

Reasons for Nomination

- Extensive experience in corporate finance and accounting, having served in various finance and accounting roles, and ultimately as the Chief Financial Officer, at a large publicly-traded company.

- Significant experience in the areas of strategy, mergers and acquisitions, taxation and enterprise risk management.

- International auditing experience having served as an independent auditor at Arthur Andersen LLP, working in both the United States and abroad (Europe and Australia).

- The Board has determined that Mr. Espeland's extensive accounting and financial experience qualifies him as an "audit committee financial expert."

- Valuable insight into advancing the business priorities of Lincoln Electric's international operations gained from his international business experience.

- Valuable knowledge of key governance matters gained through his various directorships, including as a director of Lincoln Electric.

PATRICK P. GORIS

Director since 2018

COMMITTEES:
Audit (Chair)
Nominating and Corporate
Governance

AGE: 51

**OTHER PUBLIC COMPANY
DIRECTORSHIPS:**
None



Director since 2015

COMMITTEES:
Compensation and Executive
Development (Chair)
Nominating and Corporate
Governance

AGE: 68

**OTHER PUBLIC COMPANY
DIRECTORSHIPS:**
Ryder Systems, Inc. (NYSE: R)
since 2012
Regal Rexnord Corporation
(NYSE: RBC) since 2019
Nordson Corporation
(NASDAQ: NDSN) through 2019



Experience

Mr. Goris has served as the Senior Vice President and Chief Financial Officer of Carrier Global Corporation, a leading global provider of healthy, safe and sustainable building and cold chain solutions, since November 2020. Prior to joining Carrier, he served as Senior Vice President and Chief Financial Officer of Rockwell Automation, a global industrial automation and information solutions provider, from February 2017 to November 2020.

Reasons for Nomination

• Relevant global financial expertise from serving in various finance roles, and ultimately as the Chief Financial Officer, of publicly-traded, multinational organizations.

• Extensive experience in accounting, financial planning and analysis, investor relations and mergers and acquisitions.

• Experience with a global industrial automation and information solutions company provides Mr. Goris with broad exposure to digital operations and "smart" manufacturing solutions using data and analytics, which enhances operational intelligence, productivity and risk management in manufacturing processes. These are key initiatives for our business and our customers' businesses.

• The Board has determined that Mr. Goris' extensive accounting and financial experience qualifies him as an "audit committee financial expert."

• Valuable knowledge of key governance matters gained as a director of Lincoln Electric.

Experience

Mr. Hilton is the former President and Chief Executive Officer of Nordson Corporation, a company that engineers, manufactures and markets differentiated products and systems used for precision dispensing of adhesives, coatings, sealants, biomaterials, polymers, plastics and other materials, fluid management, test inspection, UV curing and plasma surface treatment, a position he held from 2010 until his retirement in 2019. During his tenure at Nordson Corporation, Mr. Hilton also served as a director. Prior to joining Nordson, Mr. Hilton was Senior Vice President and General Manager for Air Products and Chemicals, Inc., a global company that provides a unique portfolio of atmospheric gases, process and specialty gases, performance materials, and equipment and services, with specific responsibility for leading its $2 billion global Electronics and Performance Materials segment.

Reasons for Nomination

• With over 30 years of global manufacturing experience, Mr. Hilton brings to the Board an intimate understanding of management leadership.

• Extensive experience with strategy development and day-to-day operations of a multi-national company, including product line management, new product technology, talent development, manufacturing, distribution and other sales channels, business processes, international operations and global markets expertise.

• Valuable knowledge of key governance matters gained as a director of Lincoln Electric and several other publicly-traded companies.

KATHRYN JO LINCOLN

Director since 1995

COMMITTEES:
Compensation and
Executive Development
Nominating and
Corporate Governance

AGE: 68

**OTHER PUBLIC COMPANY
DIRECTORSHIPS:**
None



CHRISTOPHER L. MAPES

Director since 2010
Chairman since 2013

COMMITTEES:
None

AGE: 61

**OTHER PUBLIC COMPANY
DIRECTORSHIPS:**
The Timken Company (NYSE:
TKR) since 2014



Experience

Ms. Lincoln has served as the Board Chair and Chief Investment Officer of the Lincoln Institute of Land Policy, an independent, global foundation focused on addressing significant policy issues through innovation land use and taxation methods, since 1996. As Chief Investment Officer, Ms. Lincoln manages and directs all aspects of the Institute's endowment, including strategic asset allocation and policy development, which have contributed to its current $800 million asset base. In her role as Chair, she plays a crucial role in the strategic direction and planning of the Institute, with ongoing involvement in the development of education programs, demonstration projects and impact measurement. Ms. Lincoln is a member of the board of directors of HonorHealth Network, and Claremont Lincoln University, and formerly served as a director of Johnson Bank Arizona, N.A. She is also the Co-Chair of the International Center for Land Policy Studies and Training in Taiwan and was appointed as a director for The Hope Effect, a non-profit entity.

Reasons for Nomination

• Extensive leadership experience, addressing strategic planning, asset allocation matters and corporate governance.

• As a Lincoln family member and long-standing director of Lincoln Electric, Ms. Lincoln has a keen sense of knowledge about Lincoln Electric, its culture and the founding principles.

• Broad experience and commitment to board and corporate governance excellence, named as a Board Leadership Fellow of the National Association of Corporate Directors. Named by WomenInc. as one of 2019's most influential corporate directors.

• Valuable knowledge of key governance matters gained through her various directorships, including as a director of Lincoln Electric.

Experience

Mr. Mapes is the Chairman, President and Chief Executive Officer of Lincoln Electric. Mr. Mapes has served as President and Chief Executive Officer since December 2012. In December 2013, Mr. Mapes was appointed as Chairman of the Board in addition to his other responsibilities. From September 2011 to December 2012, Mr. Mapes served as the Chief Operating Officer of Lincoln Electric. From 2004 to August 2011, Mr. Mapes served as an Executive Vice President of A.O. Smith Corporation, a global manufacturer with a water heating and water treatment technologies business, which has residential, commercial, industrial and consumer applications, and the President of its former Electrical Products unit. Mr. Mapes started his career with General Motors and has held roles in industrial manufacturing for over 35 years. In addition, Mr. Mapes has served as a director of The Timken Company since 2014.

Reasons for Nomination

• Extensive leadership experience in large, global publicly-traded companies engaged in manufacturing operations.

• Keen understanding of the manufacturing industry and challenges organizations face growing globally.

• In addition to business management experience, Mr. Mapes has an MBA and a law degree.

• Valuable knowledge of key governance matters gained as a director of Lincoln Electric and The Timken Company.

PHILLIP J. MASON
Director since 2013

COMMITTEES:
Compensation and Executive Development
Finance (Chair)

AGE: 72

OTHER PUBLIC COMPANY DIRECTORSHIPS:
GCP Applied Technologies
(NYSE: GCP) through MAY 2020



BEN P. PATEL
Director since 2018

COMMITTEES:
Audit
Nominating and Corporate Governance

AGE: 55

OTHER PUBLIC COMPANY DIRECTORSHIPS:
None



Experience

Mr. Mason is the former President of the Europe, Middle East & Africa Sector (EMEA Sector) of Ecolab, Inc., a leading provider of food safety, public health and infection prevention products and services, a position he held from 2010 until his retirement in 2012. Prior to leading Ecolab's EMEA Sector, Mr. Mason had responsibility for Ecolab's Asia Pacific and Latin America businesses as President of Ecolab's International Sector from 2005 to 2010 and as Senior Vice President, Strategic Planning in 2004. In addition, Mr. Mason has public company board experience, previously serving as a director of GCP Applied Technologies from 2016 to May 2020.

Reasons for Nomination

- Executive leadership experience in an international business unit for a U.S. publicly-traded company, providing Mr. Mason extensive international business expertise, business-to-business and industrial sector experience.

- Extensive international business experience, starting, developing and growing businesses abroad, in both mature and emerging markets, having established businesses in China, South Korea, Southeast Asia, Brazil, India, Russia, Africa and the Middle East.

- Strong finance and strategic planning proficiency, including merger and acquisition experience, along with significant experience working with and advising boards on diverse issues confronting companies with international operations.

- Valuable knowledge of key governance matters gained as a director of Lincoln Electric and GCP Applied Technologies.

Experience

Mr. Patel served as Senior Vice President, Chief Technology Officer of Cooper Tire & Rubber Company, a global manufacturer of specialized passenger car, light truck, medium truck, motorcycle and racing tires from November 2019 until July 2021. He previously served as Senior Vice President and Chief Technology Officer of Tenneco, Inc., a manufacturer of automotive emission control and ride control products and systems. During his 8-year tenure at Tenneco, beginning in 2011, he held roles leading regional advanced technology development and establishing a global research and development organization. Prior to joining Tenneco, Mr. Patel held numerous positions with increasing responsibility, including senior scientist, at the General Electric Company during his thirteen-year tenure with the organization.

Reasons for Nomination

- Over 20 years of experience serving with publicly-traded, global products and technology companies.

- Broad expertise in material science, automation and "smart" systems, as well as extensive research and development experience.

- Mr. Patel has been a leader in global innovation and research initiatives, which lends tremendous support to our focus on being an innovation leader in our industry and our advanced manufacturing growth strategy, which helps customers identify value and efficiencies in their welding and cutting operations.

- Valuable knowledge of key governance matters gained as a director of Lincoln Electric.

HELLENE S. RUNTAGH

Director since 2001

COMMITTEES:
Compensation and Executive
Development
Nominating and Corporate
Governance (Chair)

AGE: 74

**OTHER PUBLIC COMPANY
DIRECTORSHIPS:**
None



Experience

Ms. Runtagh is the former President and Chief Executive Officer of the Berwind Group, a diversified pharmaceutical services, industrial manufacturing and real estate company, a position she held in 2001. From 1997 through 2001, Ms. Runtagh was Executive Vice President of Universal Studios, a media and entertainment company. Prior to joining Universal Studios, Ms. Runtagh spent 27 years at General Electric Company, a diversified industrial company, in a variety of leadership positions. In addition, Ms. Runtagh has extensive board experience, previously serving as a director of Harman International Industries from 2008 to 2017, NeuStar, Inc. from 2006 to 2017, and several other publicly-traded companies.

Reasons for Nomination

• Over 30 years of experience in management positions with technology focused global companies, with responsibilities in management ranging from marketing and sales to finance, as well as engineering and manufacturing.

• Diverse management experience, including growing businesses while maintaining high corporate governance standards.

• Extensive experience as a director of publicly-traded companies.

• Valuable knowledge of key governance matters gained as a director of Lincoln Electric and several other publicly-traded companies.

KELLYE L. WALKER

Director since 2020

COMMITTEES:
Compensation and Executive
Development
Nominating and Corporate
Governance

AGE: 56

**OTHER PUBLIC COMPANY
DIRECTORSHIPS:**
None



Experience

Ms. Walker has served as the Executive Vice President and Chief Legal Officer of Eastman Chemical Company, an advanced materials and specialty additives manufacturer, since April 2020. In this role, Ms. Walker has overall leadership and responsibility for Eastman's legal organization. She also served as Executive Vice President and Chief Legal Officer of Huntington Ingalls Industries, Inc., America's largest military shipbuilder, from 2015 to 2020. Prior to joining Huntington Ingalls Industries, Inc., Ms. Walker served as Senior Vice President, General Counsel and Secretary at American Water Works Company, Inc. Ms. Walker is a member of the board of directors of T. Rowe Price Funds, a position she has held since October 2021.

Reasons for Nomination

• Seasoned senior executive with over 25 years of experience with publicly-traded companies, helping to increase organizational value through forward thinking, strategic discipline and a focus on continuous improvement.

• Extensive experience in corporate governance, compliance and litigation management, government affairs, strategy development, product stewardship and regulatory affairs, global business conduct and global health, safety, environment and security.

• Long-standing general counsel of publicly-traded companies and has also served as Chief Administrative Officer, leading human resources, information technologies, government affairs and corporate communications functions.

• Extensive leadership across various industries including global public companies, government organizations and utility companies that will lend value to advance our 2025 Strategy.

• Valuable knowledge of key governance matters gained as a director of Lincoln Electric.

CORPORATE GOVERNANCE

GOVERNANCE FRAMEWORK

We are committed to effective corporate governance and high ethical standards. We adhere to our ethical commitments in every aspect of our business, including our commitments to each other, in the marketplace and in the global, governmental and political arenas. These commitments are spelled out in our Code of Conduct, which applies to all of our employees (including our CEO and our other NEOs) and Directors.

We encourage you to visit our website at www.lincolnelectric.com, where you can find detailed information about our corporate governance programs/policies including:

- Code of Conduct
- Governance Guidelines
- Charters for our Board Committees
- Director Independence Standards

CORPORATE GOVERNANCE HIGHLIGHTS

BOARD OF DIRECTORS

- Our Board held six meetings in 2022
- During 2022, each of our Directors attended at least 75% of the total full Board meetings and meetings of committees on which he or she served during the time he or she served as a Director
- Size of Board: 10 in 2022
- Plurality vote with director resignation policy for failures to receive a majority vote in uncontested director elections
- Lead Independent Director
- All Directors are expected to attend the Annual Meeting

BOARD COMPOSITION

- Number of independent Directors: 9 in 2022
- Diverse Board including a complementary mix of backgrounds, experiences and expertise, as well as balanced mix of ages, tenure of service and gender
- Several current and former CEOs
- Global experience
- Audit Committee has multiple financial experts

BOARD PROCESSES

- Independent Directors meet without management present, with Lead Independent Director presiding over such meetings
- Annual Board and Committee self-evaluations
- Board orientation program
- Governance Guidelines approved by Board

- Board has an active role in risk oversight
- Full Board review of succession planning annually
- Full Board oversight of ESG

BOARD ALIGNMENT WITH SHAREHOLDERS

- Annual equity grants align interests of Directors and officers with shareholders
- Annual advisory approval of named executive officer compensation
- No poison pill
- Stock ownership guidelines for Directors and officers

COMPENSATION

- No employment agreements
- Executive compensation is tied to performance: 87% of CEO target pay and 73% of all of our other NEO target pay is performance-based (at risk)
- Anti-hedging and anti-pledging policies for Directors and officers
- Recoupment/clawback policy

INTEGRITY AND COMPLIANCE

- Code of Conduct for employees, officers and Directors
- Environmental, health and safety guidelines and goals, including long-term sustainability goals
- Annual compliance training relative to ethical behavior
- Enterprise risk management program with Board oversight

SHAREHOLDER ENGAGEMENT

We are committed to engaging in constructive conversations with shareholders and nurturing long-term relationships with the investment community. We maintain an active shareholder engagement program where executives and management from various departments meet with shareholders regularly to discuss a variety of topics including business performance, strategic initiatives, corporate governance practices, corporate sustainability initiatives, executive compensation, and other matters of shareholder interest. The Board values an active investor relations program as it believes that shareholder input strengthens its role as an informed and engaged fiduciary.

Our shareholder engagement program includes participation at investor conferences, holding meetings and tours at Lincoln Electric, visiting investors at their offices, hosting tradeshow tours, being accessible to shareholder inquiries throughout the year and communicating with transparency. In 2022, we maintained active engagement with the investment community with calls/video conferencing, a virtual annual shareholder meeting, virtual and in-person investor conferences and non-deal roadshows. In addition, we invited institutional investors representing approximately 55 percent of our outstanding shares to discuss ESG matters with us as part of our annual ESG non-deal roadshow. These discussions provide good insights on our ESG practices and policies. We received positive feedback on our ESG disclosures, enhanced ESG governance framework, the alignment of our ESG strategy with our Higher Standard 2025 Strategy, corporate governance practices, executive compensation, our environmental, health and safety practices, and our investor relations program.

OUR BOARD OF DIRECTORS

Our Board oversees management of the long-term interest of Lincoln Electric and our stakeholders. The Board's major responsibilities include:

- Overseeing the conduct of our business
- Reviewing and approving key financial objectives, strategic and operating plans and other significant actions
- Evaluating CEO and senior management performance and determining executive compensation
- Planning for CEO succession and monitoring management's succession planning for other key executives

- Establishing an appropriate governance structure, including appropriate Board composition and succession planning
- Overseeing enterprise risk management and cybersecurity
- Overseeing the ethics and compliance program
- Overseeing ESG and D&I matters

DIRECTOR INDEPENDENCE

Each of our non-employee Directors meets the independence standards set forth in the Nasdaq listing standards, which are reflected in our Director Independence Standards. To be considered independent, the Nominating and Corporate Governance Committee must affirmatively determine that the Director has no material relationship with Lincoln Electric. In addition to outlining the independence standards set forth in the Nasdaq listing standards, the Director Independence Standards outline specific relationships that are deemed to be categorically immaterial for purposes of director independence. The Director Independence Standards are available on our website at www.lincolnelectric.com.

During 2022, the independent Directors met in regularly scheduled Executive Sessions in conjunction with each of the regular Board meetings. The Lead Independent Director presided over these sessions.

BOARD LEADERSHIP STRUCTURE

- **Chairman of the Board: Christopher L. Mapes**
- **Lead Independent Director: Curtis E. Espeland**
- **All four Board committees are composed of independent Directors**
- **Independent Directors met in Executive Session at each of the regular 2022 Board meetings**

The Board evaluates the leadership structure to determine what is optimal for our Company. As a part of our current structure, Mr. Mapes, our President and CEO, serves as Chairman of the Board, in addition to his other responsibilities. Our Board believes having one individual serve as Chairman and CEO is beneficial to us because the dual role enhances Mr. Mapes' ability to provide direction and insight on strategic initiatives impacting us and our shareholders. The Board also believes the dual role is consistent with good corporate governance practices because it is complemented by a Lead Independent Director. As Chairman, Mr. Mapes is responsible for planning, formulating and coordinating the development and execution of our corporate strategy, policies, goals and objectives. In his role as Chairman, Mr. Mapes has the following duties, responsibilities and expectations:

- reports directly to our Board, who reviews and approves his annual performance objectives;
- works closely with our management to develop our strategic plan;

- works with our management on transactional matters by networking with strategic relationships;
- promotes and monitors the Board's fulfillment of its oversight and governance responsibilities;

- encourages the Board to set and implement our goals and strategies;
- establishes procedures to govern our Board's work;
- oversees the execution of the financial and other decisions of our Board;

- makes available to all members of our Board opportunities to acquire sufficient knowledge and understanding of our business to enable them to make informed judgments;
- presides over meetings of our shareholders; and
- sets the agenda and presides over Board meetings.

LEAD INDEPENDENT DIRECTOR

To complement our Chairman of the Board, the Board has a strong Lead Independent Director, which we believe appropriately addresses the need for independent leadership and an organizational structure for our independent Directors. Our Lead Independent Director focuses on overseeing the Board's processes and prioritizing the right areas of focus. Our Lead Independent Director is appointed each year by the independent Directors and serves as a liaison between the Chairman of the Board and the independent Directors.

 Mr. Curtis Espeland currently serves as our Lead Independent Director, a position he has held since 2018. Mr. Espeland was elected to our Board in February 2012. During his tenure on our Board, he has developed strong working relationships with his fellow Directors, and assisted with the onboarding of our four most recently elected Directors.

In addition to the duties of all Directors, the Lead Independent Director has the following duties, responsibilities, and expectations:

- Collaborates with the Chairman, the Secretary and senior management on the format and adequacy of the information that Directors receive and on the effectiveness of the Board meeting process.
- Acts independently of the Chairman to review and approve Board meeting agendas and schedules.
- Acts as a sounding board to the Chairman on key aspects of the business, and assists in promoting sound corporate governance practices.
- Calls meetings of the independent Directors as he sees fit, presiding over such meetings.

- Coordinates, sets agendas and presides over executive sessions of the independent Directors.
- Actively participates in the CEO evaluation process and in interviewing candidates for the Board.
- Actively participates in the Board and committee evaluation process.
- Speaks on behalf of Lincoln Electric, as the Board determines necessary.

The Board will continue to monitor the Board leadership structure, considering what trends in the marketplace and viewpoints in the corporate governance community and, most importantly, what the Board believes is in the best interests of our Company and its shareholders.

OUR BOARD COMMITTEES

We have separately designated standing Audit, Compensation and Executive Development, and Nominating and Corporate Governance Committees established in accordance with applicable provisions of the Securities Exchange Act of 1934 (the "Exchange Act") and SEC and Nasdaq rules. The Board also has designated a standing Finance Committee.

Each Committee has a charter, which details all of the Committee's roles and responsibilities. The following summaries set forth the principal responsibilities of each of our Committees, as well as other information regarding their makeup and operations. A copy of each Committee's charter may be found on our website at www.lincolnelectric.com.

Audit Committee

Chair:	Members:
Patrick P. Goris	**Brian D. Chambers***
	Curtis E. Espeland
	Ben P. Patel

Meetings held in 2022: 6

Key Responsibilities

- Independent auditor engagement
- Reviews financial statements and disclosures, interim financial reports and earnings press releases
- Reviews significant litigation and legal matters
- Reviews enterprise risk management policies and process
- Oversees ethics and compliance programs and risk assessment and mitigation processes for environmental, health and safety matters
- Reviews effectiveness of information technology security environment and oversees risk assessment and mitigation process for cybersecurity
- Reviews and evaluates the scope and performance of the internal audit function
- Reviews internal control over financial reporting

Each member of our Audit Committee meets the independence standards set forth in the Nasdaq listing standards and have likewise been determined by the Board to have the financial competency required by the Nasdaq listing standards. In addition, because of the professional training and past employment experience of Messrs. Chambers, Espeland and Goris, the Board has determined that they are financially sophisticated Audit Committee members under the Nasdaq listing standards and qualify as "audit committee financial experts" in accordance with SEC rules. Shareholders should understand that the designation of Messrs. Chambers, Espeland and Goris as "audit committee financial experts" is a disclosure requirement and that it does not impose upon them any duties, obligations or liabilities that are greater than those generally imposed on them as members of the Audit Committee and the Board.

*Appointed February 16, 2022

Compensation and Executive Development Committee

Chair:	Members:
Michael F. Hilton	**Kathryn Jo Lincoln**
	Phillip J. Mason
	Hellene S. Runtagh
	Kellye L. Walker

Meetings held in 2022: 6

Key Responsibilities

- Reviews and recommends to the Board total compensation of our CEO, and reviews and establishes total compensation of our other executive officers
- Evaluates performance (along with full Board) of our CEO and other executive officers
- Monitors development, selection process and succession planning of key management
- Reviews and recommends to the Board, in conjunction with the Nominating and Corporate Governance Committee, the appointment and removal of elected officers
- Oversees executive compensation policies, practices and programs, as further described in the CD&A
- Reviews and recommends to the Board new or amended executive compensation plans with our executive officers
- Oversees the implementation and effectiveness of the Company's human capital policies and practices, including D&I programming
- Reviews initiatives and strategies related to employee recruitment, promotion, retention and attrition, employee engagement and diversity, equity and inclusion matters

Each member of our Compensation and Executive Development Committee meets the independence standards set forth in the Nasdaq listing standards and each is deemed to be a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act. The Compensation and Executive Development Committee may, in its discretion, delegate specific duties, responsibilities and authority to a subcommittee, one or more Committee members or one or more executive officers, to the extent permitted by applicable law and stock exchange rules and regulations.

Nominating and Corporate Governance Committee

Chair:
Hellene S. Runtagh

Members:
Patrick P. Goris
Michael F. Hilton
Kathryn Jo Lincoln
Ben P. Patel
Kellye L. Walker

Meetings held in 2022: 5

Key Responsibilities

- Reviews our corporate governance framework including external developments related to corporate governance matters

- Reviews and recommends guidelines with respect to size, composition and practices of the Board, identifies Board candidates and recommends Director nominees

- Reviews shareholder proposals and related shareholder engagement activities

- Reviews non-employee Director compensation program in light of best practices and makes recommendations to the Board

- Reviews and determines Director independence

- Oversees the self-evaluation process of the Board and its Committees

- Oversees the overall corporate governance of the Company, including compliance with stock exchange listing rules and other applicable legal or regulatory requirements and practices pertaining to corporate governance

Each member of our Nominating and Corporate Governance Committee meets the independence standards set forth in the Nasdaq listing standards.

Finance Committee

Chair:
Phillip J. Mason

Members:
Brian D. Chambers*
Curtis E. Espeland
Ben P. Patel

Meetings held in 2022: 5

Key Responsibilities

- Reviews financial performance, including comparing financial performance to budgets and goals

- Reviews capital allocation, dividend and share repurchasing strategies

- Reviews operating budgets

- Reviews capital expenditures

- Reviews M&A activity and integration performance

- Oversees strategic planning and financial policy matters

Each member of our Finance Committee meets the independence standards set forth in the Nasdaq listing standards. All of our Directors typically attend the Finance Committee meetings, a practice that has been in place for the past several years.

Appointed February 16, 2022

ANNUAL BOARD AND COMMITTEE EVALUATION PROCESS

The Board recognizes that a robust and constructive performance evaluation process is an essential component of Board effectiveness. Our Governance Guidelines require annual evaluation of the performance of the Board. The Nominating and Corporate Governance Committee oversees the annual evaluation process. As part of this process, each Board member completes an evaluation relative to Committee and Board matters. A summary of the results of this process is presented to the Nominating and Corporate Governance Committee. The results are then reported to the full Board by the Lead Director, which considers the results and ways in which Board processes and effectiveness may be enhanced.

OVERSIGHT OF OUR COMPANY

BOARD OVERSIGHT OF STRATEGY

One of the Board's key responsibilities is overseeing the Company's strategic planning process, including reviewing the steps taken to develop strategic plans and approving the final plans. In 2022, this included receiving periodic updates regarding the Company's execution and performance as we continue to implement our 2025 Strategy. Our Board regularly discusses the key priorities of our Company, taking into consideration global economic, consumer and other significant trends. The Company's long-term strategic plan is reviewed regularly with the Board, along with its annual operating plan, capital structure and sustainability performance.

BOARD OVERSIGHT OF ENTERPRISE RISK MANAGEMENT

In the ordinary course of business, we face various strategic, operating and compliance risks. Our enterprise risk management process seeks to identify and address material risks to the organization, and the Board provides oversight as to how management is addressing these risks. The Company maintains a risk management review process where risk is assessed throughout our entire organization, and is reported to our internal corporate risk committee, comprised of members of our business units and various functional leaders (e.g., IT, Finance, Legal), is led by our Vice President of Enterprise Risk Management. High-priority risks facing the organization are identified each year and are assigned to either the full Board or various Board Committees for further review, analysis and development of appropriate plans for management and mitigation.

Our Board oversees the management of these risks on an enterprise-wide basis, and the Lead Independent Director promotes our Board's engagement in this process. A fundamental part of the process is to understand the Company's risks, and to provide oversight as to how management is addressing these risks. The Board, or Board designated committee, reviews with management its process for enterprise risk management and actively engages with management to understand and oversee our most significant risks. The Audit Committee oversees the Company's risk assessment and management process each year, including ensuring that management has instituted processes to identify critical risks and has developed plans to manage such risks.

BOARD OVERSIGHT OF INFORMATION SECURITY AND CYBERSECURITY

Information security and cybersecurity have been identified as high-priority risks and the Audit Committee receives updates at each meeting on these matters. The Company maintains an insurance policy with respect to information security and has undergone several simulation, preparedness and response exercises. The Company has not experienced a reportable information security breach within the last three years and is tested externally on its information security environment annually. In addition, the Company has an information security training program, training all computer-based employees two times per year, through various employee training modules relative to information security matters, and simulates phishing events with employees to raise cybersecurity awareness on a monthly basis.

BOARD OVERSIGHT OF ESG AND SUSTAINABILITY MATTERS

Our approach to ESG and sustainability began with our founders who established the Company under the guiding principle of The Golden Rule: Treating others how you would like to be treated. Our culture, values and our commitment to D&I reflect The Golden Rule and our Purpose of Operating by a Higher Standard to Build a Better World.

The Board recognizes the importance of achieving our goals responsibly, and aligning with our key stakeholders to drive long-term value creation. The Board has broad oversight responsibility for ESG and sustainability matters and reviews sustainability initiatives and progress made towards our long-term safety and sustainability metrics. In addition, the Board receives a formal annual update on corporate governance matters, including ESG developments and pending considerations. The Nominating and Corporate Governance Committee assists the Board in fulfilling its oversight responsibilities related to corporate governance matters, monitoring new issues, regulatory changes and trends in corporate governance, environmental and social responsibility matters. Our Audit Committee oversees our ethics and compliance programs and cybersecurity, and reviews our Enterprise Risk Management policies and processes. Our Compensation and Executive Development Committee oversees the implementation and effectiveness of the Company's human capital policies and practices, and reviews initiatives and strategies related to employee recruitment, promotion, retention and attrition, employee engagement and diversity, equity and inclusion.

Our Company has clear responsibilities and a robust governance structure related to ESG and sustainability matters. The Board's oversight responsibility for ESG matters is reflected in our Governance Guidelines. Additionally, sustainability metrics are incorporated into the annual individual goals of our CEO and other executives. Our Executive Vice President, General Counsel (GC), oversees corporate environmental, health, safety & sustainability (EHS&S) initiatives and global reporting, as well as an Executive Sustainability Committee. The GC also works closely with our Vice President of EHS&S, business unit leadership and local facilities to implement, monitor and measure our EHS&S results. EHS&S also oversees an internal Product Sustainability Committee that was established in 2020 with a primary focus on enhancing product stewardship with sustainable solutions and now oversees a multi-disciplinary Sustainability Disclosure Committee, which was established in 2022.



Sustainability Governance

Board Oversight
Chairman & CEO

Audit Committee: Oversees ethics and compliance programs, cybersecutity, and Enterprise Risk Management (ERM)

Nominating and Corporate Governance Committee: Oversees governance matters, regulatory changes and trends in ESG matters

Compensation and Executive Development Committee: Oversees human capital policies and practices, including D&I

EVP, General Counsel and EHS&S Leader

VP, EHS&S

Sustainability Manager

Executive Sustainability Committee

Sustainability Disclosure Committee

Product Sustainability Committee

The following policies and business practices exemplify our commitment to ESG matters:

• Our guiding principle is The Golden Rule;

• Our Code of Conduct;

• Our Human Rights Policy;

• Our Supplier Code of Conduct;

• Our Channel Partner Code of Conduct;

• Health, safety and wellness initiatives for our employees, customers and communities;

• Equal employment opportunities, along with our pledge to treat employees fairly, with dignity, and without discrimination in any form;

• Focus on improving safety and environmental performance, including long-term ESG goals and performance reporting, and incorporating product stewardship and innovations to advance clean tech at Lincoln Electric and in the industries we serve;

• Training and development programs to attract and retain high performing employees to help them reach their full potential;

• Community engagement through employee-led fundraisers, grants provided by The Lincoln Electric Foundation, scholarships, in-kind gifts, and an employee matching and "Dollars for Doers" program to support volunteerism;

• Positively impacting manufacturing and industry by promoting the art and science of welding among students and young professionals through our business initiatives, partnerships with schools and associations, and programming at the J.F. Lincoln Foundation; and

• Enhancing D&I through employee resource groups including our Diversity Councils, Veterans, Women in Lincoln Leadership, and our Young Professionals organizations.

COMPENSATION-RELATED RISK

We regularly assess risks related to our compensation and benefit programs, including our executive compensation program, and our Compensation and Executive Development Committee is actively involved in those assessments. In addition, WTW, a compensation consultant engaged by management, has provided a risk assessment of our executive compensation program in the past. Although we have a long history of pay for performance and incentive-based compensation, we believe our compensation programs contain many mitigating factors to ensure that our employees are not encouraged to take unnecessary risks.

As a result of all these efforts, we do not believe the risks arising from our executive compensation policies and practices are reasonably likely to have a material adverse effect on Lincoln Electric.

RELATED-PARTY TRANSACTIONS

The Board has adopted a policy regarding the review and approval of transactions between the Company and its subsidiaries and certain related parties that are required to be disclosed in proxy statements, which are referred to as "related-party transactions." Related parties include our Directors, Director Nominees, executive officers, persons controlling 5% or more of our common shares, and the immediate family members of these individuals. Pursuant to the policy, the Audit Committee is responsible for reviewing and approving related-party transactions and will consider information it deems appropriate, including, but not limited to, whether the terms of the transaction are no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the approximate dollar value of the transaction, and the nature and extent of the related party's interest in the transaction. No Director will participate in any discussion or approval of a related-party transaction for which he or she is a related party, other than to provide material information concerning the transaction.

We define "related-party transactions" generally as transactions collectively over $120,000 in any calendar year, in which any related party had, has or will have a direct or indirect material interest. We have a monitoring and reporting program, which includes requirements to report all actual or potential related-party transactions during the year and information regarding all relationships with entities involving a related party.

The Company did not have any related-party transactions that required Audit Committee approval in 2022.

DIRECTOR COMPENSATION

OUR BOARD COMPENSATION PROGRAM

Based upon the recommendations of the Nominating and Corporate Governance Committee, the Board determines our non-employee Director compensation. The Nominating and Corporate Governance Committee periodically reviews all elements of Board compensation in relation to our proxy peer group (as identified in the CD&A), trends in Board compensation and other factors it deems appropriate. In consultation with Korn Ferry as an independent advisor, the Nominating and Corporate Governance Committee did not recommend any adjustments to Board compensation with respect to 2022.

The objectives of our non-employee Director compensation program are to attract highly qualified and diverse individuals to serve on our Board and to align their interests with those of our shareholders. An employee of Lincoln Electric who also serves as a Director does not receive any additional compensation for serving as a Director.

All non-employee Directors receive cash retainers and an annual stock-based award for serving on our Board. Stock-based compensation is provided under our 2015 Stock Plan for Non-Employee Directors.

GOOD GOVERNANCE PRACTICES

Lincoln Electric seeks to attract and retain highly qualified individuals to serve on the Board. To that end, Lincoln Electric maintains the philosophy of paying non-employee Directors fairly and reasonably, considering external market factors, consistent with good governance practices. With respect to our non-employee Director compensation program, our governance practices include:

What We Do		What We Don't Do	
Reasonable limits on non-employee Directors' annual equity awards included in 2015 Stock Plan for Non-Employee Directors (and proposed 2023 Stock Plan for Non-Employee Directors)	✔	No Hedging or Pledging of Lincoln Electric Common Shares	✘
Total compensation is positioned at the peer median	✔	No Excessive Perquisites	✘
Non-employee Director compensation approved by full Board	✔	No Excise Tax Gross-Ups or Tax Reimbursements	✘
Full-value equity award granted at a fixed-value	✔		
Double Trigger Provisions for Change in Control	✔		
Stock Ownership Guidelines	✔		
Independent Advisor	✔		

The following is a summary of our current Director compensation program:



Director Compensation Mix

- **Restricted Stock Units** — 61%
- **Committee and Chair Fees** — 4%
- **Board Retainer Fees** — 35%

		Board Level	Lead Independent Director	Committee Chairs
Cash	Retainer[1]	$ 85,000	Additional $28,000	Additional $20,000 for Audit, and $15,000 for Compensation and Executive Development, Finance and Nominating and Corporate Governance
	Meeting Fees[2]	—	—	—
Equity	Annual Restricted Stock Unit (RSU) Award	Approx. $145,000	—	—
	Initial RSU Award[3,4]	Approx. $145,000	—	—

(1) Directors have the ability to defer annual cash compensation under the Non-Employee Directors' Deferred Compensation Plan.

(2) We do not have separate meeting fees, except if there are more than eight full Board or Committee meetings in any given year, Directors will receive $1,500 for each full Board meeting in excess of eight meetings and Committee members will receive $1,000 for each Committee meeting in excess of eight meetings in total.

(3) Directors have the ability to defer RSUs under the Non-Employee Directors' Deferred Compensation Plan.

(4) The initial award will be pro-rated based on the Director's length of service during the twelve-month period preceding the next regularly scheduled annual equity grant, which normally occurs in the fourth quarter of each year.

2022 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	Total ($)
Brian D. Chambers[2]	74,139[3]	263,548	0	337,687
Curtis E. Espeland	113,000	144,864	0	257,864
Patrick P. Goris	95,000[3]	144,864	3,340[5]	243,204
Stephen G. Hanks[2]	36,154	52,066[4]	108[5]	88,328
Michael F. Hilton	100,000	144,864	112[5]	244,976
G. Russell Lincoln[2]	26,154	0	0	26,154
Kathryn Jo Lincoln	85,000[3]	144,864	112[5]	229,976
William E. MacDonald, III[2]	26,154	0	0	26,154
Phillip J. Mason	100,000	144,864	0	244,864
Ben P. Patel	85,000[3]	144,864	112[5]	229,976
Hellene S. Runtagh	100,000	144,864	0	244,864
Kellye L. Walker	85,000	144,864	0	229,864

(1) On December 12, 2022, 981 RSUs were granted to each then-serving non-employee Director under our 2015 Stock Plan for Non-Employee Directors. For Mr. Chambers, 927 RSUs were also granted to him in February 2022 upon his initial election to the Board.

The Stock Awards column represents the grant date fair value under Accounting Standards Codification (ASC) Topic No. 718 based on a closing price of $147.67 per share on December 12, 2022, and, with respect to the award granted to Mr. Chambers, a closing price of $128.03 per share on February 16, 2022. Assumptions used in the calculation of these amounts are included in footnote 10 to our audited financial statements for the fiscal year ended December 31, 2022 included in our Annual Report on Form 10-K filed with the SEC on February 21, 2023.

As of December 31, 2022, the number of RSUs held by each non-employee Director was 981, except for Mr. Chambers, who held 1,908 RSUs. Each of Messrs. Chambers, Goris, and Patel and Mses. Lincoln and Walker elected to defer receipt of the RSUs that were granted in 2022 under our Non-Employee Directors' Deferred Compensation Plan.

(2) Mr. Chambers was elected to the Board on February 16, 2022. Messrs. Hanks, Lincoln and MacDonald retired from the Board on April 21, 2022, the date of our 2022 Annual Meeting.

(3) All of Messrs. Chambers', Goris' and Patel's and Ms. Lincoln's Board fees were deferred under our Non-Employee Directors' Deferred Compensation Plan.

(4) Due to Mr. Hanks' significant tenure with and contributions to the Company, although he did not technically qualify for retirement treatment under his 2021 RSU award (as was the case for Messrs. Lincoln and MacDonald), in connection with his retirement, the Board determined to provide Mr. Hanks with the same pro-rated vested treatment that Messrs. Lincoln and MacDonald experienced with their RSU awards. This amount represents the incremental fair value, calculated in accordance with SEC disclosure rules, related to the Board's modification of Mr. Hanks' RSU award, in connection with his retirement. The modification value does not represent or reflect additional awards granted to Mr. Hanks.

(5) The amount shown for 2022 represents above-market non-qualified deferred compensation earnings calculated as the difference in earnings under the Moody's Corporate Bond Index fund in our Non-Employee Directors' Deferred Compensation Plan and a hypothetical rate.

OTHER ARRANGEMENTS

We reimburse Directors for reasonable out-of-pocket expenses incurred in connection with attendance at Board meetings, or when traveling in connection with the performance of their services for Lincoln Electric.

CONTINUING EDUCATION

Directors are generally reimbursed up to $5,000 for continuing education expenses (inclusive of travel expenses) for programs each Director may elect to attend. We also incorporate continuing education topics for Directors into our Board meetings from time to time.

STOCK OWNERSHIP GUIDELINES

In keeping with the philosophy that Directors' interests should be aligned with the shareholders' interest and as part of the Board's continued focus on corporate governance, all of our non-employee Directors must adhere to our stock ownership guidelines. RSUs, including any RSUs that have been deferred under the Non-Employee Directors' Deferred Compensation Plan, count toward the stock ownership amount; shares held in another person's name (including a relative) do not.

The stock ownership guidelines can be met by satisfying one of the two thresholds noted in the chart below. Directors have five years from the date of election to the Board to satisfy the stock ownership guidelines. As of December 31, 2022, all of our non-employee Directors had satisfied the stock ownership guidelines, except for Mr. Chambers who was elected to the Board in 2022.

Retainer Multiple		Number of Shares
Shares valued at 5x annual Board retainer ($425,000)	OR	3,048*

* Represents shares equal to $425,000 based on the closing price of Lincoln Electric stock as of December 31, 2021 (the last trading day of that calendar year) of $139.47.

The Nominating and Corporate Governance Committee reviews the guidelines at least every two-and-a-half years to ensure that the components and values are appropriate. A review was conducted during 2021, with the assistance of Korn Ferry as an independent advisor, and it was determined that no changes to the guidelines were necessary, other than the share floor amount being reset as of December 31, 2021 and reflecting the modified Board retainer of $85,000, as the five times annual retainer guideline is consistent with the peer group median. The revised stock ownership guidelines became effective in 2022. The next review is anticipated to occur in 2023.

EQUITY AWARDS

The non-employee Directors' RSUs awards are granted under the 2015 Stock Plan for Non-Employee Directors. Under the terms of the awards, RSUs vest in full one year after the date of grant. In addition, the awards vest in full in the event of a change in control of Lincoln Electric if the Director's service is terminated or if the award is not assumed upon the change in control. The awards also vest in full upon the death or disability of the Director, or vest pro rata, based on length of service, upon the retirement of the Director. During the period in which RSUs remain unvested, dividend equivalents pay out in cash when dividends are generally paid to shareholders.

DEFERRED COMPENSATION PLAN

The Non-Employee Directors' Deferred Compensation Plan allows the non-employee Directors to defer payment of all or a portion of their annual cash compensation and RSUs granted to them. This plan allows each participating non-employee Director to elect to begin payment of the deferred amounts as of the earlier of termination of services as a Director, death or a date not less than one full calendar year after the year the fees are initially deferred.

The investment elections available under the plan for cash compensation deferred are the same as those available to executives under our Top Hat Plan, which is discussed in the narrative under 2022 Deferred Compensation Benefits. RSU deferrals are deemed invested solely in a Lincoln Electric Stock fund, and no other plan deferrals are eligible for investment into that fund.

EXECUTIVE
COMPENSATION

Our long-term strategy is focused on key actions and initiatives that generate long-term profitable growth within our targeted markets through value-added solutions and operational excellence. We believe this approach engages our business team in creating a long-term value proposition for shareholders that generates above-market returns through an economic cycle while maintaining a short-term focus on improving profitability and driving operating excellence. More information on our business and strategy can be found in the "Business Overview" section at the beginning of this Proxy Statement.

The Compensation Discussion and Analysis (CD&A) describes our executive compensation programs and how they apply to our NEOs. The CD&A contains statements regarding future performance targets and goals. These targets and goals are disclosed in the context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We caution investors not to apply these statements in other contexts.

For 2022, our NEOs were:



CHRISTOPHER L. MAPES

Chairman, President and Chief Executive Officer



GABRIEL BRUNO

Executive Vice President, Chief Financial Officer and Treasurer



STEVEN B. HEDLUND

Executive Vice President, Chief Operating Officer



JENNIFER I. ANSBERRY

Executive Vice President, General Counsel and Secretary



MICHELE R. KUHRT

Executive Vice President, Chief Human Resources Officer

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Our approach to executive compensation is generally the same as our approach to employee-wide compensation, with a strong belief in pay for performance and a long-standing commitment to incentive-based compensation.

While maintaining our performance-driven culture, our executive compensation program is designed to achieve the following objectives:

Align Interests

Align the interests of management (and employees) with long-term interests of our shareholders and other stakeholders

Incentivize Management

Design compensation elements to incentivize management to deliver above-market financial results

Support Long-Term Strategy

Define performance drivers which support key financial and strategic business objectives

Good Governance Practices

Help ensure we are following good governance practices in the design and operation of our executive compensation program, including consideration of the risks associated with those practices

Address Challenges

Address specific business challenges, including economic circumstances, employee turnover and retention considerations

Pay for Performance

Link incentive-based compensation to the company's short-term and long-term financial and operational performance

CEO Target Pay "At Risk"	All Other NEOs Target Pay "At Risk"	Say-on-Pay Vote
		
87% At Risk	**73% At Risk**	**95% Approval**

At our 2022 Annual Meeting, shareholders again showed strong support for our executive compensation program with 95% of the shareholders who voted approving, on an advisory basis, the compensation of our NEOs

KEY FINANCIAL PERFORMANCE

We have a strong track record of delivering increased value to our shareholders and we have typically delivered above-market performance across various financial metrics over many economic cycles. Our long-term strategy seeks to achieve profitable sales growth both organically and through acquisitions by emphasizing value-added solutions and differentiated technologies. We anticipate this strategy will yield improved profit margins and returns, and will generate best-in-class financial performance measured against our peer group.

In 2022, we achieved record sales, adjusted operating income margin and adjusted earnings per share performance, while diligently managing through inflationary headwinds and increasingly challenging operating conditions in our international business. We also achieved strong 22.1% ROIC and 22.7% Adjusted ROIC (27.9% ROIC and 28.6% Adjusted ROIC excluding our Fori acquisition), increased cash flows from operations and maintained a strong balance sheet profile while investing in growth and returning cash to shareholders. By prioritizing employee safety and training, leading with a “customer-first” approach, maintaining an agile manufacturing and supply chain strategy, and strong financial discipline - we successfully executed above plan. We exited 2022 at 2019 volume levels on a consolidated basis with significantly higher returns, which demonstrates the strong execution and value creation of our 2025 Strategy.

2022 Net sales increased 16% to a record $3.8 billion. Organic sales increased 20%, led by a 14.5% increase in price and 5% higher volumes. We also benefited approximately 2% from acquisitions (which excludes the Fori acquisition, which closed on December 1, 2022). In 2022, all of our end markets generated double-digit percent organic growth, led by approximately 30% organic sales growth in the automotive/transportation sector. All major geographic regions also achieved organic sales growth, led by the Americas, where strong momentum in customer production activity and capital investments resulted in our highest levels of growth and strong backlogs in equipment and automation systems. Price primarily reflected actions previously taken to mitigate inflation and unfavorable foreign exchange translation and we successfully achieved our targeted neutral price/cost position on a full-year basis.

We also focused on the continued development and commercialization of innovative solutions and reinforced our industry-leading portfolio of automated solutions. In 2022, we expanded our vitality index of new products to 37% of total sales and 57% of equipment sales, while supporting product redesigns to accommodate supply chain substitutions. We also continued to expand our automation capabilities, as well as our leading large-scale, metal 3D printing solution for industrial parts, molds and prototypes, and launched our initiative to manufacture DC fast chargers for electric vehicles in the U.S. market in late 2023. In addition, we completed our Company’s largest acquisition, with the addition of Fori in December 2022. Fori extends our welding industry leadership in automation with greater capabilities and engineering expertise, and establishes new Lincoln Electric automation locations in India and South Korea. With Fori, our automation portfolio is at an $850 million revenue run rate at year-end and we believe we are well-positioned for continued growth and the ability to exceed our 2025 $1 billion automation revenue target.

We achieved record Operating income margin performance in 2022, which increased 200 basis points to 16.3%. Adjusted operating income margin also improved 200 basis points to a record 16.8%. Diligent cost management and the benefits from continuous improvement initiatives, the maturing of our Lincoln Business System across our automation portfolio, efficiencies gained from our shared service centers, as well as continued progress across many of our sustainability metrics generated higher operating leverage in the business.

Net income increased 71% to $472.2 million in 2022, and 30% to $485.7 million on an adjusted basis. Earnings per share increased 75% to a record $8.04, and 33% to a record $8.27 on an adjusted basis, which included an unfavorable $0.24 impact from foreign currency translation.

Cash flows from operations increased approximately 5% versus the prior year to $383.4 million despite maintaining strategically elevated inventory levels to mitigate supply chain challenges and service customers’ needs. Higher inventory levels, combined with the inclusion of Fori on our balance sheet at December 31, 2022 without commensurate sales, unfavorably impacted our Average operating working capital to net sales ratio, which rose to 20.9% at year end. Excluding Fori, the Average operating working capital to net sales ratio would have been 18.6%. Reported and Adjusted ROIC were 22.1% and 22.7%, respectively. Excluding Fori, we would have achieved ROIC and Adjusted ROIC of 27.9% and 28.6%, respectively.

NET SALES			OPERATING INCOME MARGIN		DILUTED EPS	
	Reported	Organic Sales	Reported	Adjusted	Reported	Adjusted
$3.8B	**+16%**	**+20%**	**16.3%**	**16.8%**	**$8.04**	**$8.27**
(Record)	vs. 2021	vs. 2021	+200 bps vs. 2021 (Record)	+200 bps vs. 2021 (Record)	+75% vs. 2021 (Record)	+33% vs. 2021 (Record)

CASH FLOW FROM OPERATIONS	AVERAGE OPERATING WORKING CAPITAL TO NET SALES RATIO[1]	RETURN ON INVESTED CAPITAL[2]	
		Reported	Adjusted
$383M	**20.9%**	**22.1%**	**22.7%**
+5% vs. 2021			

27th CONSECUTIVE DIVIDEND INCREASE **14.3%**   NEW PRODUCT VITALITY INDEX **37%**

[1] Average operating working capital excluding Fori would have been 18.6% as a percent of Net sales.
[2] Return on invested capital and Adjusted return on invested capital excluding Fori would have been 27.9% and 28.6%, respectively.

See Appendix A for definitions and/or reconciliation of these metrics to results reported in accordance with GAAP. Performance measures used in the design of the executive compensation program are presented within this Compensation Discussion and Analysis section.

We remain focused on generating long-term value for our shareholders through a disciplined and balanced capital allocation strategy. In 2022, we deployed approximately $72 million towards capital projects focused primarily on growth and operational efficiency, invested $436 million in two new acquisitions and returned approximately $312 million of cash to shareholders through our dividend program and share repurchases. In the last five years, we have repurchased an aggregate amount of $954 million in shares and have increased the dividend rate by 64%, including the 2022 increase in the payout rate by 14.3%, marking 27 years of consecutive dividend increases.

$312M = **$131M** + **$181M**
RETURNED TO SHAREHOLDERS IN 2022   IN DIVIDENDS   IN SHARE REPURCHASES

TOTAL SHAREHOLDER RETURN (TSR)

In 2022, the combined value of our dividend program and the appreciation of our stock price resulted in strong total shareholder return (TSR) performance on a 1, 3 and 5-year basis. We believe that TSR is an important measure to demonstrate the Company's value creation for shareholders and is important to our executives over the long-term. Approximately 69% of our CEO's and 48% of our other NEO's compensation is tied to equity-based compensation, which can be favorably impacted when the TSR increases. In this case, the value of the compensation paid to our NEOs increases in line with the appreciation received by our shareholders.

TOTAL SHAREHOLDER RETURN   **+5%** 1-Year   **+58%** 3-Year   **+74%** 5-Year

The following 3-Year (2020–2022) TSR Performance Percentile Rank chart illustrates our TSR performance compared to our peer group, the S&P Composite 500 Stock Index (S&P 500), the S&P 400, and a S&P 400 Midcap Manufacturing Index. The TSR percentile rankings show the position of our TSR performance compared to the particular group, with a 50th percentile ranking indicating median (or market) performance. Percentiles below 50 indicate below-market performance, while percentiles above 50 indicate above-market performance.



Total Shareholder Returns (TSR)[1]

3-Year (2020-2022) TSR Performance Percentile Rank to Peers and Select Indices

100th	75th	78th	77th
Peers	S&P 500	S&P 400	S&P Midcap 400 Mfg

(1) See Appendix A for definition for TSR.

In 2022, Lincoln Electric was one of two machinery firms recognized by Investor's Business Daily® as a "Top 100 Best ESG Company." The ranking recognizes companies with leading environmental, social and governance ratings, as well as stock performance.



FINANCIAL MEASURES USED FOR COMPENSATION PURPOSES

We consider various types of widely reported financial metrics to apply to our executive compensation program. Some of these financial metrics directly impact our executive compensation program, while in some cases we use the closest approximation to the metrics that we use in our compensation programs. We believe that all of these financial metrics are critical to the short-term and long-term growth and performance of our organization.

Financial metrics used to evaluate operational performance and used in our short term annual bonus (EMIP) and our long-term incentive plan designs are:



Financial Measures: Short Term Metrics and Weighting

- 50%
- 25%
- 25%

■ Adjusted earnings before interest, taxes and bonus (EBITB)
■ AOWC/Sales for Compensation Purposes
■ Adjusted Revenue for Compensation Purposes

Financial Measures: Long Term Metrics and Weighting

- 50%
- 50%

■ Adjusted Net Income for Compensation Purposes
■ 3 Year Average ROIC for Compensation Purposes

Short term:	Long term:
Adjusted Revenue for Compensation Purposes (Adjusted Revenue[1]), weighted at 25%	Growth of Adjusted Net Income for Compensation Purposes (over a three-year cycle), weighted at 50%
Adjusted earnings before interest, taxes and bonus (EBITB), weighted at 50%	Three-year Average Return on Invested Capital (ROIC) for Compensation Purposes indexed to peer performance, weighted at 50%
Average operating working capital to net sales ratio (AOWC/Sales) for Compensation Purposes, weighted at 25%	

(1) Adjusted Revenue for compensation purposes focuses on organic sales growth by emphasizing volume growth and placing a collar on price contributions to revenue.

PERFORMANCE OF FINANCIAL MEASURES USED FOR COMPENSATION PURPOSES

The following charts demonstrate our performance over the last three years in financial metrics incorporated in our short-term compensation program.

SHORT-TERM COMPENSATION PROGRAM FINANCIAL METRIC PERFORMANCE



(1) Excluding special items where applicable. Definitions and reconciliation of non-GAAP results to our most closely comparable GAAP results are included in Appendix A.
(2) See Appendix A for definition of AOWC/Sales for Compensation Purposes.

The following charts demonstrate our performance over the last three years relative to the financial metrics incorporated into our long-term compensation program: our Adjusted Net Income for Compensation Purposes and ROIC for Compensation Purposes.

The results for ROIC for Compensation Purposes are compared to our peer group, the S&P 400 Midcap Index (S&P 400), in which we participate, and the S&P 400 Midcap Manufacturing Index. The ROIC for Compensation Purposes percentile rankings show the position of our financial results compared to the particular group, with a 50th percentile ranking indicating median (or market) performance. Percentiles below 50 indicate below-market performance, while percentiles above 50 indicate above-market performance. Information is based on the most recently available public information (as accumulated by an independent third party), as of January 2023 when the analysis was performed. In our long-term incentive plan design, ROIC for Compensation Purposes is a relative measure and payout is determined based on our average performance over 3-years as compared to our peers.

Adjusted Net Income
for Compensation Purposes[1]
($ in millions)



2020	2021	2022
$238	$356	$472

Return on Invested Capital for
Compensation Purposes[1]



2020	2021	2022
13.7%	21.5%	28.1%

3-Year Average ROIC for Compensation
Purposes[1,2] Performance and Percentile Rank
to Peers and Select Indices



95th	91st	91st

Line graph represents Lincoln Electric's percentile rank

Lincoln Electric	Peers	S&P 400	S&P Midcap 400 Mfg
20.6%	11.3%	7.2%	8.2%

(1) Excluding certain items as approved by the Compensation and Executive Development Committee where applicable. See discussion and definitions on page 59 in the Performance Shares Financial Metrics section and in Appendix A.

(2) As of September 30, 2022

PAY FOR PERFORMANCE, OBJECTIVES AND PROCESS

In designing our executive compensation program, a core philosophy is that our executives should be rewarded when they deliver financial results that provide value to our shareholders. Therefore, we have established a program that ties executive compensation to superior financial performance.

To assess pay for performance, we evaluate the relationship between CEO realizable pay and TSR performance using the ISS methodology. This allows us to understand the relative degree of alignment over a three-year period between the pay opportunity delivered to the CEO and the performance achieved by shareholders relative to our peer group. In conjunction with ISS resources, this analysis is performed by management and reviewed by management's compensation consultant, WTW, the Compensation and Executive Development Committee (the "Committee") and by the Committee's independent consultant, Korn Ferry. This analysis was performed for the 2019 to 2021 period, which is the period for which both compensation and performance data was readily available for our peers.

In evaluating pay and performance alignment, the analysis focuses on CEO pay primarily as reflected in the Summary Compensation Table, with the exception of valuing equity-based awards. All stock-based awards (both time and performance-vesting) are calculated by multiplying the number of underlying shares by the closing stock price on the grant date, and option awards are calculated using the ISS Black-Scholes option pricing model. This means that for us, the CEO is evaluated based on the following compensation elements for the applicable three-year period:

- Base pay;
- Annual bonus (EMIP);
- The value of restricted stock units ("RSUs") granted (based on the closing price of our common stock as of the grant date);
- The value at target of performance shares granted (based on the closing price of our common stock as of the grant date);
- The value of stock options granted (based on the ISS Black-Scholes pricing model as of the grant date);
- Actual nonqualified deferred compensation earnings; and
- All other compensation for the applicable three-year period.

The shaded area in the chart below highlights the area in which ISS has a low overall concern level. As shown in the chart below, our ranking for TSR performance and our ranking for CEO pay falls within the shaded area and demonstrates an overall alignment. Based on this analysis, the Committee is satisfied with the alignment of our CEO's pay with the performance of the Company.



While we consider the ISS methodology in assessing pay for performance, we view it as one of the variables for evaluating pay for performance alignment. We have provided the ISS analysis in assessing pay for performance for investors that might be utilizing it in evaluating pay for performance.

2022 EXECUTIVE COMPENSATION ACTIONS

During 2022, the Committee reviewed the design of our executive compensation program to help ensure consistency with our pay for performance philosophy. Each year, the Committee monitors our executive compensation program and how it relates to our corporate performance and shareholder interests. At our 2022 Annual Meeting, we received 95% approval, based on the total votes cast, for our annual advisory say-on-pay vote to approve the compensation of our NEOs. The Committee considered this result, in connection with its review of the overall design of our executive compensation program, particularly in light of the 2025 Strategy. The Committee believes the voting results demonstrate significant support for our executive compensation program, and the Committee chose not to make any substantial changes to the existing program for 2022 specifically in response to the 2022 say-on-pay voting results. The Committee expects, however, to continue to work with its compensation consultant to monitor changes in executive compensation trends to keep our executive compensation program aligned with best practices in our competitive market.

In support of the company's short and long-term strategy, the Committee modified the Company's short-term incentive plan design for 2022. Changes approved by the Committee included a revision to the formula used for calculating each executive's annual incentive that places a focus on first achieving financial performance, then considers the impact of individual performance. Further, the Committee approved adding a Revenue metric to the Financial Metrics used in the bonus calculation.

GOOD GOVERNANCE PRACTICES

In addition to our emphasis on above-market financial performance and pay for performance, we design our executive compensation program to be current with best practices and good corporate governance. We also consider the risks associated with any particular program, design or compensation decision. We believe these assessments result in sustained, long-term shareholder value. Some of those governance practices are described in the Compensation-Related Risk section in this Proxy Statement.

The following table highlights certain of our good governance practices relative to our executive compensation program:

What We Do		What We Don't Do	
Pay for Performance Focus (Compensation programs weighted heavily toward variable, "at risk," compensation; perform annual reviews of market competitiveness and the relationship of compensation to financial performance)	✔	No Guaranteed Pay (No multi-year guarantees for compensation increases, including base pay, and no guaranteed bonuses)	✗
Balanced Compensation (Compensation opportunities linked to both short-term and long-term periods of time, while aligning compensation with several financial performance metrics that are critical to achievement of sustained growth and shareholder value creation)	✔	No Repricing or Replacement of Underwater Stock Options without Prior Shareholder Approval	✗
Double Trigger Provisions for Change in Control	✔	No Payment of Dividends on Unvested Equity	✗
Stock Ownership Guidelines for all Executive Officers	✔	No Excessive Perquisites	✗
Clawback Policy	✔	No Excise Tax Gross-Ups or Tax Reimbursements	✗
Independent Compensation Committee and Consultant	✔	No Hedging or Pledging of Lincoln Electric Stock	✗

OUR COMPENSATION PHILOSOPHY

CORE PRINCIPLES

The primary components of our executive compensation program, summarized below, help ensure that we maintain our performance-driven culture:

Type	Component and Competitive Target	Philosophy and Objective
Fixed Compensation	Base Pay 45th Percentile	• Targeted at the 45th percentile of market (below market) to place stronger emphasis on incentive compensation • Provide market-competitive fixed pay reflective of an executive officer's role, responsibilities and individual performance in order to attract and retain top talent
Incentive-Based Compensation	Target Total Cash Compensation with Annual Bonus (EMIP) 65th Percentile	• Targeted above the competitive market, so that target total cash compensation (base pay and annual bonus which incorporates financial targets and individual performance goals) is set at 65th percentile of market • Drive financial performance, including revenue, adjusted earnings before interest, taxes and bonus (EBITB) and average operating working capital to net sales ratio • Deliver individual performance against specific business objectives, including executing on our 2025 Strategy, increasing our customer satisfaction, developing and engaging a diverse and talented workforce, driving sustainable innovation and improving operating efficiencies
	Long-Term Incentive Compensation 50th Percentile	• Targeted at the 50th percentile of market (at market) • Divided equally among 3 programs: (1) stock options; (2) restricted stock units (RSUs); and (3) Performance Shares • Incentivize achievement of long-term value creation through financial performance objectives weighted more heavily toward rewards for share price appreciation and long-term profitability

In addition to the primary components of our executive compensation program, we provide benefits and perquisites that we believe, taken as a whole, are at the market median.

Individual performance also plays a key role in determining the amount of compensation delivered to an individual in many of our programs, with our philosophy being that the best performers should receive the greatest rewards. The following charts present the mix of 2022 target direct compensation for our CEO and all of our other NEOs, as established in the beginning of 2022. As shown below, 87% of the CEO's compensation mix was "at risk" and 73% of our other NEOs' compensation mix was "at risk," with the actual amounts realized based on annual and long-term performance as well as our stock price.



CEO Target Compensation Mix
13%
18%
23%
23%
23%
87% At Risk
All Other NEOs Target Compensation Mix
27%
25%
16%
16%
16%
73% At Risk
Base (fixed)
Annual Bonus (EMIP)
Stock Options
Restricted Stock Units
Performance Shares
Long-Term

THE ROLES OF THE COMMITTEE, EXTERNAL ADVISORS AND MANAGEMENT

The Committee, which consists solely of non-employee Directors, has primary responsibility for reviewing, establishing and monitoring all elements of our executive compensation program. The Committee is advised by its independent executive compensation consultant, Korn Ferry, and independent legal counsel as it deems appropriate. Management provides recommendations and analysis to the Committee, and is supported in those efforts by its own executive compensation consultant, WTW.

ROLE OF THE COMMITTEE

Compensation-Related Tasks	Organizational Tasks
Reviews, approves and administers all of our executive compensation plans, including our equity plans	Evaluates the performance of the CEO, including consideration of tone and embodiment of core values, with input from all non-employee Directors
Establishes performance objectives under our short-term and long-term incentive compensation programs[1]	Reviews the performance capabilities of the other executive officers, including consideration of tone and embodiment of core values, based on input from the CEO
Determines the attainment of performance objectives and the awards to be made to our executive officers under our short-term and long-term incentive compensation programs[1]	Reviews succession planning for officer positions, including the position of the CEO
Determines the compensation for our executive officers, including salary and short-term and long-term incentive compensation opportunities[1]	Reviews proposed organization or responsibility changes at the officer level
Reviews compensation practices relating to key employees to confirm that these practices remain equitable and competitive	Reviews our practices for the recruitment and development of a diverse talent pool
Reviews employee benefit plans that relate to executive officers and/or key employees	Retains the services of independent legal counsel from time to time to provide input on various matters

(1) The independent members of the Board takes such action with respect to the CEO.

ROLE OF EXTERNAL ADVISORS

Korn Ferry

- Independent executive compensation consultant for the Committee
- Advises on matters including competitive compensation analysis, executive compensation trends and plan design, peer group company configuration, competitive financial performance and financial target setting
- Reviews analysis and data collected by management (particularly the CEO, the CFO and the Chief Human Resources Officer) and WTW
- Reports directly to the Chairperson of the Committee
- Meets with the Committee in executive session without the participation of management

- Discusses the CEO's recommendations with the Committee to help ensure the compensation recommendations are in line with stated compensation philosophies and are reasonable when compared to the competitive market
- The Committee is not bound by Korn Ferry's recommendation
- Considering all relevant factors (as required by compensation consultant independence standards set forth in applicable SEC rules and Nasdaq listing standards), we have assessed Korn Ferry's independence, and are not aware of any conflict of interest that has been raised by the work performed by Korn Ferry

WTW

- Provides executive compensation analysis and other services directly to management
- Performs data analysis on competitive compensation, competitive financial performance and financial target setting
- Provides analysis to Korn Ferry in advance to allow Korn Ferry to comment upon the findings and recommendations made by management
- Assists with the design of the 2023 Equity and Incentive Compensation Plan and the 2023 Stock-Plan for Non-Employee Directors

- Assists with the revised design of the annual bonus program, which was implemented in 2022 for the EMIP team
- Considering all relevant factors (as required by compensation consultant independence standards set forth in applicable SEC rules and Nasdaq listing standards), we have assessed WTW's independence, and are not aware of any conflict of interest that has been raised by the work performed by WTW

ROLE OF CEO AND MANAGEMENT

- Provides compensation-related recommendations to the Committee
- The CEO recommends the compensation for other executive management positions and provides the Committee with assessments of their individual performance (both of which are subject to Committee review)

- Performs individual performance assessments based on achievement of various financial and leadership objectives set by the CEO
- Receives suggestions from the Committee for modifications to financial and leadership objectives where warranted

OUR METHODOLOGIES

SELECTION OF COMPENSATION ELEMENTS

As part of its annual review, the Committee evaluates whether changes in the philosophy or structure are warranted in light of emerging trends, business needs and/or financial performance. The Committee then uses competitive market data, performance assessments, and independent executive compensation consultants and management recommendations to set the pay components along the targets described above (for example, 45th percentile for base pay). Actual pay for executive management will generally fall within a range of these targets (plus or minus 20%). Absent significant increases due to promotion, increases for break-through individual performance or significant changes in the competitive market data, pay increases are generally in line with national trends.

MARKET COMPARISON DATA

We collect competitive market compensation data from multiple nationally published surveys and from proxy data for a peer group of companies. Nationally published survey market compensation data is statistically determined (through regression analysis) to approximate our revenue size and aged to approximate more current data. The Company did not select the companies that comprise any of these survey groups. The Company generally blends 50% survey and 50% peer data for benchmarking executive compensation for our NEOs.

PEER GROUP

We use a peer group of publicly traded industrial companies that are headquartered in the U.S. that serve a number of different market segments and that have significant foreign operations. These are companies for which Lincoln Electric competes for talent and shareholder investment. In addition, we only select companies with solid historical financial results (removing companies from the peer group when their financial performance has consistently fallen below an acceptable level) and companies with sales that are within 2.5 times that of Lincoln Electric. The Committee conducts an annual review of our peer group, with the assistance of Korn Ferry as an independent advisor. In July 2021, the Committee modified its peer group to be used for 2022 compensation matters, by eliminating Illinois Tool Works Inc., due to its large revenue size and market capitalization, Roper Technologies, Inc., due to its large market capitalization, and SPX Corporation, due to its small international exposure and size. The Committee then added Woodward Inc. and Xylem Corporation, which are ISS peers, and Terex Corporation, which provides segment exposure in Automation.

For 2022, our peer group consisted of the following 18 publicly traded industrial corporations:

Ametek Inc.	Flowserve Corporation	Nordson Corporation	The Toro Company
Carlisle Companies Incorporated	Graco Inc.	Regal Rexnord Corporation	Woodward Inc.
Colfax Corporation (now Enovis Corporation)	IDEX Corporation	Snap-On, Incorporated	Xylem Corporation
Crane Co.	ITT Inc.	Terex Corporation	
Donaldson Company, Inc.	Kennametal Inc	The Timken Company	

In April 2022, Colfax Corporation (now Enovis Corporation) announced the completion of the spinoff of its fabrication technology business into an independently publicly-traded company, ESAB Corporation. In July 2022, the Committee modified its peer group to be used for 2023 compensation matters, by including ESAB Corporation, in lieu of Colfax Corporation (now Enovis Corporation).

EXECUTIVE COMPENSATION STRUCTURE

In evaluating our executive compensation structure, the Committee considers three primary elements: (1) business needs, (2) individual performance and (3) pay for performance review.

Business Needs	Individual Performance	Pay for Performance Review
• Independent compensation consultant (Korn Ferry) provides information about emerging trends in executive compensation, along with Committee members' own reading and study	• Individual performance is a significant factor in determining annual changes (up or down) to pay components	• The Committee conducts an annual assessment of our financial performance and pay for performance, in determining whether changes will be made to the existing philosophy or structure and before setting compensation levels for the upcoming year
• Trends considered in light of our compensation philosophies and various business needs	• Annual bonus (EMIP) includes an individual performance component in determining the percentage of target bonus to be paid (described below)	• The annual assessments are used to evaluate whether executive compensation is properly aligned with our financial performance
• Business needs that are evaluated can include: talent attraction or retention strategies, growth expectations, strategic programs, cost-containment initiatives, management development needs and our company culture	• Individual performance is measured against how well an executive demonstrates proficiency in key leadership competencies, as well as the executive's achievement against objectives established for him or her at the beginning of the year	
• No single factor guides whether changes will be made, as the Committee uses a holistic approach, considering a variety of factors	• The Committee reviews the overall performance of each NEO during the year and assigns Individual Performance Factors	

The following chart highlights the process and timing of compensation determinations and payouts:



Prior Year Fourth Quarter	Current Year First Quarter	Throughout Current Year
• Committee reviews our compensation program and philosophy, including determining if our compensation levels are competitive with our peer group and if any changes should be made to the program for the next year	• Committee determines the individual performance goals of the CEO (with Board approval) and sets the performance goals for each corporate-based (financial) component	• Committee meets regularly throughout the year, with management and in executive session
• Committee determines the principal components of compensation for the NEOs	• CEO sets individual performance goals for each of the other NEOs, which are reviewed by the Committee	• Ongoing review of Company performance against performance goals
• Management engages compensation consultant (WTW) to provide a competitive market assessment of pay levels for the executive officers, including the NEOs	• Individual performance goals of CEO and the other NEOs are designed to drive our corporate goals and our 2025 Strategy	
	• Base pay, annual bonus targets and long-term incentive awards are set at a regularly scheduled Committee meeting	
	• Payout amounts for the annual bonus (EMIP) and Performance Shares are determined at the first available Committee meeting (normally in February) or a subsequent special meeting (normally in March), once financial results are available	

ELEMENTS OF EXECUTIVE COMPENSATION

Each compensation component for our NEOs is described below, with specific actions that were taken during 2022 noted. For 2022 compensation amounts, please refer to the Summary Compensation Table and other accompanying tables.

BASE PAY

Base salary is provided to our executives to compensate them for their time and proficiency in their positions, as well as the value of their job relative to other positions at Lincoln Electric. Base salaries are set based on a subjective evaluation of the executive's experience, expertise, level of responsibility, leadership qualities, individual accomplishments and other factors. That being said, we aim to set base salaries at approximately the 45th percentile of the market (slightly below market) in keeping with our philosophy that greater emphasis should be placed on variable compensation.

2022 AND 2023 BASE PAY

Ahead of 2022, the Committee reviewed officer pay, including all NEOs, as compared to the market. The Committee approved certain increases in NEO base salaries as detailed below, bringing the base pay within the competitive benchmark, while the base pay of the NEOs remains, on average, slightly below the 45th percentile.

NEO	Increase %	2022 Base Salary
Christopher L. Mapes	3.4%	$1,065,000
Gabriel Bruno	12.4%	$ 500,000
Steven B. Hedlund	13.6%	$ 500,000
Jennifer I. Ansberry	2.0%	$ 432,500
Michele R. Kuhrt	6.1%	$ 438,000

The 2022 base salary increases for Mr. Bruno and Mr. Hedlund were to bring their base pay within the competitive benchmark following Mr. Bruno's recent promotion to Executive Vice President, Chief Financial Officer and Treasurer in April 2020 and Mr. Hedlund's recent promotion to Executive Vice President, President, Americas and International Welding in November 2020. In addition, the Committee recognized that Ms. Kuhrt had continuing responsibilities as the acting Chief Information Officer, in addition to her duties as the Chief Human Resources Officer. In light of such additional duties, the Committee approved the continuation of a temporary supplemental base salary in an amount equal to $63,000. For 2022, excluding Ms. Kuhrt's supplemental base salary, her increase was 4.7%. For 2022, excluding salary increases for promotions and assigned temporary duties, the average base salary increase for the NEOs was 3.4%.

In May 2022, the Committee approved a further 20% base pay increase for Mr. Hedlund in connection with his appointment to Executive Vice President, Chief Operating Officer, establishing his new base salary at $600,000, to bring his base pay within the competitive framework.

For 2023, Mr. Mapes base compensation increased 4.0%. Mr. Hedlund received 8.0% base pay increase, which was to continue to progress compensation within the competitive benchmark for his recently promoted role in 2022. Mr. Bruno and Ms. Ansberry received an 8.0% and 8.2% base pay increase, respectively, which was to progress compensation and remain competitive within the benchmarks for their roles. Ms. Kuhrt's base compensation increased 3.0% from her 2022 compensation. The base pay for the NEOs falls within the competitive benchmark and the NEOs remain, on average, slightly below the 45th percentile for base compensation.

ANNUAL BONUS (EMIP) AND TOTAL CASH COMPENSATION

The Executive Management Incentive Plan (EMIP) provides executive officers, including the NEOs, with an opportunity to receive an annual cash bonus. We believe that, given base pay is below market, annual cash bonus opportunities should be above average to balance some of the risk associated with greater variable compensation. However, we also believe that above-market pay should only be available for superior financial and individual performance. Therefore, we target total cash compensation (base pay and target annual bonus) at the 65th percentile of the market, but use a structure that provides payments of above-average bonuses only where the performance of the consolidated company and the performance of his or her particular segment or business unit, warrant it. We also consider the impact of an officers individual performance during the year.

In 2022, the Committee approved certain changes to the Annual Bonus. The Committee changed the Annual Bonus (EMIP) formula, and also added a new financial metric under the Company's existing Management Incentive Plan. Changes included a revision to the formula that places a focus on achieving financial performance, then considers the impact of individual performance. Further, the Committee approved adding a revenue metric to the financial metrics used in the bonus calculation, which we believe is a critical metric to the short-term and long-term growth and performance of our organization.

ANNUAL BONUS (EMIP) FORMULA

With respect to 2022, the formula to determine each NEOs annual bonus (EMIP Bonus Payout) multiplies an individual's Target Bonus Amount by the Financial Performance Factor and the Individual Performance Factor. The Financial Performance Factor takes into account the financial performance of specific financial metrics of the consolidated Company and for operations roles, the segment or business units they support. If the financial performance target is not met on any specific financial metric, the EMIP Bonus Payout will be reduced, with the potential that no bonus will be paid if performance across all metrics is below threshold. If financial performance exceeds expectations on any of the specific financial metrics, the percentage of annual bonus paid can be above the Target Bonus Amount. Once financial performance is calculated, an Individual Performance Factor is considered to determine the final EMIP Bonus Payout. The maximum EMIP Bonus Payout, considering financial and individual performance, will not exceed 200% of an individual's annual Target Bonus Amount.

2022 EMIP BONUS CALCULATION



| Target Bonus Amount | ✕ | Financial Performance Factor | ✕ | Individual Performance Factor | = | EMIP Bonus Payout |

The Committee has discretion to approve EMIP payments outside of the strict application of this calculation, although no discretion was used for calculation of the 2022 annual bonus. EMIP payout determinations for the 2022 performance period were made in the first quarter of 2023.

ANNUAL BONUS (EMIP) FINANCIAL METRICS

A portion of the EMIP Financial Performance Factor is based upon achievement of company consolidated financial performance against budget and another portion may be attributable to segment financial performance against budget, depending upon the individual's span of responsibility. By varying the financial metrics used based upon areas of responsibility, it is possible that certain participants will receive a higher percentage of target bonus while others will receive a lower percentage of target where the segment performance for one participant is better than the segment performance for the other. This is a key component of our pay for performance and incentive-based philosophies.

The following is a summary of the Consolidated and Segment financial performance factors used for 2022 for the NEOs:

2022 Annual Bonus (EMIP)—Financial Metrics Used

NEOs	Consolidated Results	Segment Results
Christopher L. Mapes—Chairman, President & CEO	100%	—
Gabriel Bruno—EVP, CFO & Treasurer	100%	—
Steven B. Hedlund—EVP, Chief Operating Officer (effective May 9, 2022)	50% (*thru May 8, 2022*) 100% (*beginning May 9, 2022*)	50% Americas & International Welding (*thru May 8, 2022*)
Jennifer I. Ansberry—EVP, General Counsel & Secretary	100%	—
Michele R. Kuhrt—EVP, Chief Human Resources Officer	100%	—

The Financial Performance factor calculation utilizes the achievement results of three metrics weighted as follows:

• 25% Adjusted Revenue for Compensation Purposes;

• 50% Earnings before interest, taxes and bonus (EBITB); and

• 25% Average operating working capital (AOWC) for Compensation Purposes.

Actual results are measured against budget at budgeted exchange rates and adjusted for the results of businesses acquired during the year. Budgets are set aggressively (based on the local and global economic climate), at the beginning of the year, are reviewed by the Finance Committee and are approved by the full Board. For 2022 a price collar was embedded in the budgeted goals that restricts the impact of pricing on Adjusted Revenue results. For 2022, Management was responsible for +/-2% on pricing that impacted actual revenue results as compared to pricing in the budget. Each financial metric is calculated and interpolated on a financial payout curve to determine the Financial Performance Factor. The financial payout curves, considering threshold and maximum opportunities, are set at the beginning of the year and are approved by the Committee.

The following table illustrates the opportunity for achievement of the Financial Performance Factor based on actual performance against target across each financial metric and the 2022 target amounts set during the budget process.

| Financial Metric | Weightings | Achievement of Actual Results vs. Budget | | | 2022 Target (Budget) | |
		Threshold	Target (Budget)	Maximum	Lincoln Electric Holdings	Americas & Int'l Welding
Adjusted Revenue	25%	90%	100%	105%	$3.5 billion	$2.5 billion
EBITB	50%	70%	100%	120%	$671 million	$628 million
AOWC to Sales	25%	80%	100%	120%	20.5%	20.2%
Financial Payout Curves		**50%**	**100%**	**200%**		

ANNUAL BONUS (EMIP) INDIVIDUAL PERFORMANCE GOALS

Individual performance goals are set annually. A significant portion of our executive officers' individual performance goals is tied to one or more aspects of our 2025 Strategy.

The following table highlights certain of the 2022 individual performance goals for our CEO. The Committee chair, supported by the Lead Independent Director, leads the review and evaluation process to establish the CEO's performance goals for each year, which were approved by the Board at the beginning of 2022. These 2022 performance goals were cascaded throughout the organization and many are also in the individual performance goals for our other NEOs.

Individual Performance Goals	CEO
Execution of the Higher Standard 2025 Strategy	✔
Human capital management, including D&I, employee engagement and development initiatives	✔
Cybersecurity and enterprise risk management	✔
Sustainability, including environmental, health and safety metrics	✔
Financial and operating targets	✔
Operational optimization	✔
Product development and new market growth	✔

In defining the individual performance goals, the Committee considered the goals to be strategically important to the Company and its 2025 Strategy. The goals for 2022 were particularly aimed at employee engagement, D&I, cybersecurity and achieving our EHS and Sustainability metrics. The CEO's individual performance rating is determined based on an evaluation of performance against the underlying goals with the final rating being approved by the independent Directors of the Board. In assessing the individual performance of our NEOs, the Committee reviews the performance rating recommended by the CEO with respect to each of the other NEOs and recommends revisions, as needed, prior to the Committee approval of such rating.

2022 ANNUAL BONUS (EMIP) AND TOTAL CASH COMPENSATION

The 2022 EMIP annual bonus targets for the NEOs were established and approved by the Committee in February 2022 according to the principles discussed above. For 2022, Mr. Bruno received a 17.5% target bonus increase and Mr. Hedlund received a 24.4% target bonus increase, which were to continue to progress target compensation within the competitive benchmark for their recently promoted roles. The Committee recognized that Ms. Kuhrt has ongoing responsibilities as the acting Chief Information Officer, in addition to her duties as the Chief Human Resources Officer. In light of such additional duties, the Committee approved continuing a temporary supplemental target bonus amount of $60,000 for 2022. Excluding the temporary supplemental target bonus, Ms. Kuhrt target bonus increased 22% to continue to progress target compensation within the competitive framework for her role. Mr. Mapes' and Ms. Ansberry's 2022 target bonus increased 3.4% and 3.6%, respectively. The bonus targets fall within the competitive benchmark and the NEOs remain, on average, at the 65th percentile on targeted total cash compensation. In May of 2022, Mr. Hedlund was promoted to EVP, Chief Operating Officer. Upon his promotion to the new role, his target bonus increased to $760,000, or 56.7%, to ensure his bonus was in the competitive framework for his new role.

In approving the 2022 EMIP payouts, the Committee assessed our Adjusted Revenue for Compensation Purposes performance, EBITB performance and AOWC/Sales for Compensation Purposes performance against budget for consolidated and segments, as applicable. On average, 2022 EMIP payments for the NEOs were 100% above their 2022 target amounts, driven primarily by strong Adjusted Revenue and EBITB performance and achievement of individual objectives.

The following table illustrates actual results versus budget and the interpolated Financial Performance Factor for each financial metric to arrive at the Weighted Financial Payout Factor that drives actual bonus payouts.

	Lincoln Electric Holdings			
	Actual vs. Budget	Interpolated Financial Performance Factor	Weighting	Weighted Financial Payout factor
Adjusted Revenue	103.5%	170.0%	25%	
EBITB	120.7%	200.0%	50%	161.6%
AOWC to Sales	90.5%	76.3%	25%	

	Americas & International Welding			
	Actual vs. Budget	Interpolated Financial Performance Factor	Weighting	Weighted Financial Payout factor
Adjusted Revenue	100.2%	104.0%	25%	
EBITB	118.0%	190.0%	50%	140.1%
AOWC to Sales	90.5%	76.3%	25%	

Note: The Adjusted Revenue results reflect the consideration of a +2% price collar that was approved by the Committee when budgets were set. As a result, the Actual results include only 2% of the benefit of pricing that impacted revenue during the year. The EBITB performance results were adjusted for the same types of special items that impact Adjusted Operating Income and Adjusted Net Income as disclosed in Appendix A.

The actual bonus payout to the NEO's considers the impact of individual performance. The Committee assessed the performance of each NEO against their Individual Performance Goals and assigned a rating that impacts the annual bonus calculation as illustrated above. For the current year, individual performance ratings for the annual bonus for officers ranged from 112 to 129.

The following chart illustrates the actual calculated bonus considering both the Financial and Individual performance. On average, 2022 EMIP payments for the NEOs were 48% higher than the 2021 EMIP payments, driven by record financial performance.

NEO	Target Award Opportunity	Target Award Opportunity as a % of 2022 Base Salary	Maximum Award Opportunity Based on Matrix	Actual Award	Actual Award as a % of Target
Christopher L. Mapes	$1,544,250	145%	$3,088,500	$3,088,500	200%
Gabriel Bruno	$ 487,500	98%	$ 975,000	$ 975,000	200%
Steven B. Hedlund	$ 663,562	118%	$ 1,327,124	$ 1,317,851	199%
Jennifer I. Ansberry	$ 342,000	79%	$ 684,000	$ 684,000	200%
Michele R. Kuhrt	$ 415,000	95%	$ 830,000	$ 830,000	200%

2023 ANNUAL BONUS (EMIP) AND TOTAL CASH COMPENSATION

The 2023 EMIP target awards for the NEOs, approved in the first quarter of 2023, were established by the Committee in consultation with WTW, based on our compensation philosophies as well as competitive market data as discussed above. For 2023, Mr. Mapes received a 4.0% target bonus increase. Mr. Hedlund received a 8.6% target bonus increase, to continue to progress target compensation within the competitive benchmark for his recently promoted roles. Mr. Bruno and Ms. Ansberry received a 16.1% and 28.7% increase, respectively which was to progress compensation and remain competitive within the benchmarks for their roles. Ms. Kuhrt's target bonus remained flat to 2022. The bonus targets still fall within the competitive benchmark and the NEOs are on average, slightly above the 65th percentile on targeted total cash compensation.

LONG-TERM INCENTIVE COMPENSATION

We believe that long-term incentive compensation should be provided to focus rewards on factors that deliver long-term sustainability and should be established at the median (or 50th percentile) of the market. We have targeted the median of the market, in keeping with our pay for performance philosophy, because we believe that superior long-term financial growth itself should be the main driver of above-market long-term incentive compensation.

For 2022, our long-term incentive compensation program consist of three components: (1) stock options, (2) RSUs and (3) Performance Shares (LTIP). The value of each is weighted equally. This provides an even balance with respect to the different attributes and timing associated with each type of award. Annual awards of all three components are made to EMIP participants, including the NEOs.

The following is a summary of the three components of our long-term incentive compensation program as in effect for 2022:

	Standard Vesting Provision	Accelerated Vesting Provisions	Total Employees Receiving Grant in 2022
Stock Options	• Vest ratably over 3 years	• Full vesting upon death or disability. • Full vesting upon retirement for awards granted since 2021. Pro-rata vesting upon retirement, for awards granted prior to 2021. • Full vesting in the event of a change in control, if (i) replacement awards are not provided or (ii) replacement awards are provided and there is a subsequent qualifying termination.	20 employees, including NEOs, all EMIP participants and other senior leaders
Restricted Stock Units (RSUs)	• Vest in full after 3 years	• Full vesting upon death or disability. • Full vesting upon retirement for awards granted since 2021. Pro-rata vesting upon retirement, for awards granted prior to 2021. • Full vesting in the event of a change in control, if (i) replacement awards are not provided or (ii) replacement awards are provided and there is a subsequent qualifying termination.	709 employees, including NEOs, all EMIP participants, other senior leaders, managers and significant contributors, regardless of their position within Lincoln Electric
Performance Shares	• Vest based on performance during the applicable 3-year performance period	• Vest at target upon death or disability. • Full vesting upon retirement, based on actual performance for the applicable 3-year performance period, for awards granted since 2021. Pro-rata vesting upon retirement, based on actual performance for the applicable 3-year performance period, for awards granted prior to 2021. • Vest at target in the event of a change in control, if (i) replacement awards are not provided or (ii) replacement awards are provided and there is a subsequent qualifying termination for awards granted since 2020.	13 employees, including NEOs and all EMIP participants

Following a review of market data, including our peer group, the Committee approved certain changes to the terms of our Performance Shares. Commencing with grants made in February 2020, in the event of a change in control, the Performance Shares will vest at target if (i) replacement awards are not provided or (ii) replacement awards are provided and there is a subsequent qualifying termination. This change was made to align with our peers and to streamline the administration of such awards in the event of a change in control.

During 2020, the Committee reviewed our retirement vesting provisions under our equity awards generally, and following a review of market data, including our peer group, the Committee approved certain changes to the retirement vesting provisions. Commencing with grants made in February 2021, the definition of retirement under our equity awards is defined to include retirement at or after the age of 60 and 5 years of service, or at or after the age of 55 and 15 years of service. In addition, upon retirement, stock options and RSUs will vest in full, and Performance Shares will vest in full, based on actual performance for the applicable 3-year performance period. These changes were made to align with our peers and to streamline the administration of such awards upon retirement.

LONG-TERM INCENTIVE PLAN (LTIP) - PERFORMANCE SHARES

Our long-term incentive compensation program includes a long-term incentive plan (LTIP), in the form of grants of Performance Shares, which is designed to offer award opportunities aligned with the long-term performance of Lincoln Electric. Target share amounts for the plan are set each year at the beginning of a three-year performance cycle based on a 7-day historical average of the stock price, up to and including the grant date. Because awards are made each year and because each award relates to a three-year performance cycle, three different cycles will be running at any point in time. The percentage of the target shares actually paid at the end of the applicable three-year cycle will be based upon achievement of three-year company performance as interpolated against pre-established performance thresholds. Each plan has performance thresholds with percentage payouts attributable to those thresholds ranging from 0% to 200% of target. The Committee retains discretion to modify payments to any participant, to modify targets and/or to modify the performance thresholds (up or down).

PERFORMANCE SHARES FINANCIAL METRICS

Since its inception, the LTIP has used a performance measure of growth in Adjusted Net Income for Compensation Purposes over the three-year cycle. Beginning in 2009, the Committee added a second metric of ROIC for Compensation Purposes and gave these two financial metrics a 50/50 weighting. The awards granted for the 2022 to 2024 performance cycle utilize these same metrics and same weighting, including as described below, just with different goals for the new three-year period.

The Adjusted Net Income for Compensation Purposes metric is an absolute metric. For the 2020 to 2022 performance cycle, the growth in Adjusted Net Income for Compensation Purposes over the three-year cycle is based on growth above $286,285,000 (which was the Adjusted Net Income for Compensation Purposes for 2019 when the 2020 to 2022 performance cycle was set). As the 2020 to 2022 Performance Share LTIP table demonstrates, to pay 100% of target, Adjusted Net Income for Compensation Purposes over the three-year cycle must be at or above 140% of $286,285,000 (or $400,799,000).

From time to time, the Committee has considered and approved certain limited adjustments to reported net income (both positive and negative) in determining achievement of performance against the thresholds. Each adjustment is reviewed in detail before it is made. The types of adjustments the Committee has considered include: rationalization charges, certain asset impairment charges, the gains and losses on certain transactions including the disposal of certain assets and other special items, which generally align with the special items disclosed in the Adjusted Net Income table in Appendix A. To the extent an adjustment relates to restructuring or rationalization charges that are intended to improve organizational efficiency, a corresponding charge (equal to the adjustment) is amortized against future years' adjusted net income until that adjustment is fully offset against the intended savings (generally this amortization occurs over a three-year period).

The ROIC for Compensation Purposes metric for the 2020 to 2022 performance cycle is a relative value that is derived based on our performance as compared to our proxy peer group (as opposed to an absolute value). In 2022, the Committee approved excluding the impact of the acquisition of Fori, which was acquired December 1, 2022, from the ROIC calculations and related comparisons to our proxy peer group. The acquisition of Fori included the closure of a $400 million senior secured term loan to assist in funding the acquisition.

Both the Adjusted Net Income for Compensation Purposes metric and the ROIC for Compensation Purposes metric were set in 2020, prior to the onset of the COVID-19 pandemic. The ability to achieve these goals was impacted by the challenges associated with the COVID-19 pandemic. Notwithstanding the challenging environment, these goals were not modified in response to the COVID-19 pandemic.

PERFORMANCE THRESHOLDS

In setting the performance thresholds for a new three-year period (including the 2022 to 2024 performance cycle), the Committee considers various factors, including historical performance against established thresholds, to try to achieve a 50% probability of the target thresholds for any cycle. For the 2020 to 2022 Plan, the Committee did not make any modifications to the three-year adjusted net income growth performance thresholds or the three-year average ROIC relative to peer thresholds.

TIMING FOR SETTING PERFORMANCE METRIC GOALS

Performance targets are set at the beginning of the first fiscal year in the cycle. This timing allows the Committee to see our final financial results for the prior year and allows for more current macro-economic projections to be used.

Historical LTIPs. The following is a summary of the historical combined LTIP results for the last five completed LTIP cycles, including the most recently completed cycle (2020 to 2022):

Historical LTIP to Budget (Results for the last five completed LTIP cycles)

	Results
Average	127.5%
Highest Level	181.2%
Lowest Level	94.1%

2020 to 2022 Performance Share LTIP. For the 2020 to 2022 LTIP cycle, the Adjusted Net Income for Compensation Purposes performance threshold and the ROIC for Compensation Purposes performance target were exceeded, resulting in payouts being made at 181.2% of target. The following is a summary of the performance metric goals and results for the most recently completed LTIP cycle (2020 to 2022):

2020 to 2022 Performance Share LTIP		3-Year Growth in Adjusted Net Income for Compensation Purposes		3-Year Average ROIC for Compensation Purposes Relative to LECO Peer Group	
	Payout Amount % of Target	3-Year Cumulative Growth Rate	Absolute LECO Net Income ('000s)	%ile Rank in Peer Group	ROIC result
Threshold	25%	10%	$314,914	40th %ile	10.1%
	50%	25%	$357,857	50th %ile	11.3%
Target	**100%**	**40%**	**$400,799**	**65th %ile**	**11.8%**
	150%	60%	$458,057	70th %ile	12.5%
2022 Actual	*162.4%*	*65.0%*	*$472,239*		
Maximum	200%	80%	$515,314	80th %ile	16.8%
2022 Actual	*200%*			*XXth %ile*	*20.6%*

Actual Payout	181.2%	162.4%	@ 50% Weighting	81.2%	200%	@ 50% Weighting	100%

As shown above, the current plan cycle contains two metrics, each with a 50% weighting. Lincoln Electric's Adjusted Net Income for Compensation Purposes over the three-year period increased 65% to $472 million, which generated an 81.2% of target payout for this metric after accounting for the weighting of the financial metric. Lincoln Electric's three-year average ROIC for Compensation Purposes, as compared to its peer group, was at the XXth percentile, which generated a 100% of target payout for this metric after accounting for the weighting of the financial metric. The following chart shows the target and maximum number of shares of common stock that may be issued for the 2020 to 2022 Performance Share LTIP based on actual performance. Combining the payouts for both metrics, the resulting final payout for the 2020 to 2022 Performance Share LTIP was 181.2% of the target award opportunity. As previously noted, neither of these metrics were modified specifically in response to the COVID-19 pandemic.

NEO	Target Award Opportunity (# of shares)	Maximum Award Opportunity Based on Thresholds (# of shares)	Actual Performance Share Payout %	Actual Award (# of shares)
Christopher L. Mapes	14,411	28,822	181.2%	26,112
Gabriel Bruno	1,261	2,522	181.2%	2,284
Steven B. Hedlund	2,216	4,432	181.2%	4,015
Jennifer I. Ansberry	1,920	3,840	181.2%	3,479
Michele R. Kuhrt	1,229	2,458	181.2%	2,226

2022 LONG-TERM INCENTIVE ARRANGEMENTS

In evaluating 2022 long-term incentive compensation (at the beginning of 2022), the Committee reviewed 2020 and 2021 compensation versus the competitive benchmarks. The Committee concluded that overall the long-term incentive compensation program for the NEOs remained on average above the 50th percentile target but still within the competitive framework. Mr. Hedlund received a 2022 long-term incentive compensation increase of 12.6%, which progressed his long-term incentive compensation opportunities, however maintained his overall target direct compensation within the competitive framework. Excluding Mr. Hedlund, the Committee adjusted 2022 long-term incentive compensation opportunities for the NEOs on average 2%, placing their LTI targets above the 50th percentile however still within the competitive framework. All of these awards are subject to our Recovery of Funds Policy, which is discussed below. In addition, in May 2022, in connection with Mr. Hedlund's appointment as EVP, Chief Operating Officer, the Committee approved an award of $280,000 in restricted stock units that in general will vest in full after three years. The grant was designed to compensate Mr. Hedlund for his assumption of additional duties in his new position. For more information about the quantities of the 2022 stock option, RSU and Performance Share awards actually granted to the NEOs, see the 2022 Grants of Plan-Based Awards table and the Outstanding Equity Awards at 2022 Fiscal Year-End table (and their related narrative disclosure) below.

2023 LONG-TERM INCENTIVE ARRANGEMENTS

In evaluating 2023 long-term incentive compensation (at the beginning of 2023), the Committee reviewed 2022 compensation versus the competitive benchmarks. The Committee concluded that overall the long-term incentive compensation program for the NEOs remained on average above the 50th percentile target but still within the competitive framework. Mr. Hedlund received a 2022 long-term incentive compensation increase of 41.2%, which was to align his long-term incentive compensation opportunities with the role he was promoted into in 2022, however maintained his overall target direct compensation within the competitive framework. Excluding Mr. Hedlund, the Committee adjusted 2022 long-term incentive compensation opportunities for the NEOs on average 11.9%, placing their LTI targets above the 50th percentile however still within the competitive framework.

Valuation of Equity Awards. We use standard valuation methods to convert long-term incentive compensation values to shares upon the grant date. These methods consider a 7-day historical average of our stock price, up to and including the grant date, for RSUs and Performance Shares and the grant date Black-Scholes valuation for stock options.

Normal Cycle and Out-of-Cycle Equity Awards. The Committee has discretion in awarding grants to EMIP participants and does not delegate its authority to management, nor does management select or influence the award dates. Occasionally, the Committee may approve limited, out-of-cycle special awards for specific business purposes or in connection with executive promotions or the hiring of new executive employees. However, the date used for awards to all EMIP participants, including the continuing NEOs, is the date of a regularly scheduled Committee meeting, which is fixed well in advance and generally occurs at the same time each year.

The Committee has approved delegated authority to the CEO to designate awards through 2023 to certain employees under our equity plan, subject to specific limits established. The CEO can only grant RSU awards and cannot grant awards to any executive officers, Section 16 officers or greater-than-10% beneficial owners of the Company, and such awards must be granted per the agreements and vesting terms already approved by the Committee.

OTHER ARRANGEMENTS, POLICIES AND PRACTICES

OVERVIEW OF BENEFITS

We intend to provide a competitive group of benefits for all of our employees targeted at the 50th percentile of the market. Some aspects of our benefit programs are considered non-traditional due to their relationship with our pay for performance and incentive-based philosophies. For example, the premiums for Lincoln Electric-provided medical coverage are primarily paid by employees, including the NEOs, on a pre-tax basis. Premiums for dental coverage, which is a voluntary benefit, are 100% paid by employees. Life insurance coverage paid fully by Lincoln Electric is set at $50,000 per employee, including the NEOs, although employees may purchase additional insurance at their own cost. The NEOs participate in this same cost-sharing approach. We attempt to balance our various non-traditional programs (such as those with a significant portion of the cost borne by the employee) with more traditional programs.

We also provide accidental death and dismemberment benefits to officers, due to the significant amount of travel required in their jobs. Under this program, the premiums of which are paid by the Company, a participant's beneficiary would receive a payment of five times annual total cash compensation up to a maximum of $3,000,000 for executive officers and $2,000,000 for other officers upon an officer's accidental death. The policy also provides dismemberment benefits of up to 100% of the death benefit in the event an officer is permanently and totally disabled as a result of an accident, and it provides for medical evacuation coverage in the event of an accident.

PERQUISITES

Consistent with our pay for performance philosophy, we offer limited perquisites. We pay for an annual physical for officers and other senior management to preserve our investment in them by encouraging them to maintain healthy lifestyles and be proactive in preventative care. We also make available financial planning services to certain officers, enabling them to concentrate on business matters rather than on personal financial planning. However, the cost of these financial planning services is included in the income of the participants. We also pay the cost of certain club dues for some officers to encourage social interaction with peers from other companies, local leadership in the community and to provide the ability to hold business meetings at a convenient offsite location. All personal expenses are borne entirely by the executive and the club dues are included in the income of the participants. Initiation fees for club memberships are paid by the executive. Different perquisites are provided from time to time to non-U.S. based executives; however, they are customary and reasonable in nature and amount relative to local market practices (for example, a car lease). Company-paid travel expenses are primarily for business purposes, but occasionally spouses or other guests may accompany our executive officers on business trips. The aggregate incremental cost of such personal travel is attributed to the applicable NEO.

RETIREMENT PROGRAMS

Retirement benefits are provided to our NEOs through the following programs:

The Lincoln Electric Company Employee Savings Plan (401(k) Plan)

- Each eligible employee of The Lincoln Electric Company and certain affiliate companies is eligible to receive up to 6% of annual compensation in Company contributions through:
  - matching employer contributions equal to 100% of before-tax contributions made to the 401(k) Plan, but not in excess of 3% of annual compensation; and
  - automatic employer contributions equal to 3% of annual compensation
- Matching and automatic contributions are 100% vested when made
- Certain employees affected by the cessation of accruals under the defined benefit pension plan that we previously maintained are also eligible to receive employer contributions equal to 6% of annual compensation for a minimum period of five years, up to the end of the year in which they complete 30 years of service
- All of the NEOs deferred amounts under the 401(k) Plan in 2022

Restoration Plan

- Created effective January 1, 2017, this unfunded plan is maintained primarily for the purpose of providing deferred compensation for eligible employees whose annual compensation is expected to be in excess of the Internal Revenue Code limit on compensation (Code Limit) applicable to the 401(k) Plan
- Each participant's account is credited each year with deferred amounts generally as follows:
  - matching employer contributions equal to 3% of annual compensation in excess of the Code Limit; and
  - non-elective employer contributions equal to 3% of annual compensation in excess of the Code Limit
- All amounts deferred are fully vested at all times
- Certain employees affected by the cessation of accruals under the defined benefit pension plan that we previously maintained are also eligible to receive employer contributions equal to 6% of annual compensation in excess of the Code Limit for a minimum period of five years, up to the end of the year in which they complete 30 years of service
- Upon a separation from service prior to age 55, distribution of the account will be made in a single lump sum on the first business day of the seventh month immediately following the separation from service
- Upon a separation from service on or after age 55, distribution of the account will be made or commence on the first business day of the seventh month immediately following the separation from service in the form of (1) a single lump sum payment; or (2) substantially equal annual installments over a period of at least two but not more than 15 years, as elected
- All NEOs participated in the Restoration Plan in 2022

Amended and Restated 2005 Deferred Compensation Plan for Executives (Top Hat Plan)

- Participants can defer current income on a pre-tax basis, receiving tax-deferred returns on those deferrals
  - Up to 80% of base salary and/or annual bonus can be deferred; and
  - Up to 100% of RSUs or Performance Shares can be deferred
- For cash deferrals, 27 total investment options available, 26 of which mirror the funds available under the 401(k) Plan, plus the Moody's Corporate Bond Average Index (which provides "above market" earnings as reported in the Summary Compensation Table)
- RSUs and Performance Shares that are deferred are deemed invested in a Lincoln Electric Stock fund; these deferrals can be reallocated to other investment options on the later of 6 months after the date on which the amounts are allocated to the participant's account or the date the participant has satisfied his or her stock ownership guidelines
- Plan includes a recovery of funds provision consistent with the requirements of Dodd-Frank
- Distributions are permitted in the event of a separation from service, disability, death, change in control or unforeseeable emergency
- Distributions can also be made at a specified time or under a fixed schedule
- Distributions may be made in a lump-sum, or by payment in five, ten or fifteen annual installments
- As of December 31, 2022, there were 19 active employees eligible to participate in the Top Hat Plan

More information on these programs can be found in the 2022 Deferred Compensation Benefits section.

CHANGE IN CONTROL ARRANGEMENTS

We have entered into change in control agreements with all of our NEOs. The agreements are designed generally to help assure continued management in the event of a change in control of Lincoln Electric.

The change in control agreements are operative only if a change in control occurs and payments are made if the officer's employment is terminated under certain circumstances (or if the officer terminates employment due to certain adverse employment changes). The agreements provide our NEOs with the potential for continued employment following a change in control, which helps to retain these executives and provide for management continuity in the event of an actual or threatened change in control of Lincoln Electric. They also help ensure that our executives' interests remain aligned with shareholders' interests during a time when their continued employment may be in jeopardy. For a more detailed discussion of our change in control agreements, see Termination and Change in Control Arrangements below. Outside of these change in control agreements, we do not maintain written employment or other severance agreements for U.S.-based employees.

RECOVERY OF FUNDS POLICY

We have adopted a Recovery of Funds Policy (clawback policy) consistent with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). Our policy is more extensive than what Dodd-Frank requires and is applicable to all of our officers, including our NEOs. The policy applies in the event that there is an accounting restatement involving our financial statements due to material non-compliance with the financial reporting requirements under the U.S. federal securities laws. The policy applies to both current and former officers and covers incentive compensation received by the officers in the 3-year period prior to the restatement. We are aware of the final SEC clawback rules and the pending Nasdaq clawback listing standards. We expect in 2023 to review and revise the Recovery of Funds Policy in connection with the final rules and listing standards regarding recovery of erroneously awarded compensation as promulgated by the SEC and Nasdaq in 2022 and 2023, respectively.

Awards of incentive compensation covered by the current Recovery of Funds Policy include annual bonus payments, stock option awards, restricted stock awards, RSUs, and Performance Shares. Under the policy, until the Nasdaq clawback listing standards are effective and we revise the Recovery of Funds Policy, in the event of an accounting restatement of our financial statements, the Committee would review all incentive compensation received during the 3-year covered period and would seek recovery of the amount of incentive compensation paid in excess of what would have been paid if the accounts had been properly stated.

ANTI-HEDGING/PLEDGING POLICY

Consistent with our philosophy to encourage long-term investment in our common stock, our Directors, executive officers and certain other employees are prohibited from engaging in any speculative transactions involving our securities, including buying or selling puts or calls, or engaging in any derivative or hedging transaction that has the effect of limiting or hedging economic exposure with respect to such person's position in our securities, short sales and margin purchases. In addition, our insider trading policy prohibits future pledging of Lincoln Electric securities by our Directors, executive officers and certain other employees. There are no pledges of our common stock in place for any of our Directors or executive officers.

STOCK OWNERSHIP GUIDELINES

In keeping with our philosophy that officers should maintain an equity interest in Lincoln Electric, we have stock ownership guidelines for officers. The guidelines were reviewed in 2021 and no changes were recommended based on a review of our peer group. Under the current guidelines, our officers are required to own and hold a certain number of our common shares, currently at the levels set forth in the table below:

Executive Group	Ownership Guideline
Chief Executive Officer[1]	5 times base salary
Executive Vice Presidents[2]	3 times base salary
Senior Vice Presidents and all other Executive Officers[3]	2 times base salary

(1) Mr. Mapes.
(2) Includes Mr. Bruno, Mr. Hedlund, Ms. Ansberry, Ms. Kuhrt and one other EMIP participant.
(3) Includes other EMIP participants.

Each officer has five years to satisfy his or her applicable stock ownership guideline. An officer must satisfy the applicable stock ownership guideline before he or she is permitted to sell shares, including shares issued as a result of RSUs vesting or Performance Shares vesting (other than shares withheld to cover taxes) and shares obtained from the exercise of stock options (other than shares withheld to cover exercise cost and taxes). Unless an officer is promoted into a higher guideline level, the stock ownership guideline will reset every 5 years utilizing updated base pay and stock price information. RSU awards count towards an officer's stock ownership amount, however common shares underlying stock options, Performance Shares and shares held in another person's name (including a relative) do not. As of December 31, 2022, all of our NEOs met the applicable stock ownership guideline.

DEDUCTIBILITY OF COMPENSATION

Our general philosophy has historically been to qualify future compensation for tax deductibility wherever applicable and appropriate. Although a portion of the amount we recorded as compensation to our NEOs in 2022 was non-deductible, this did not have a significant impact to our income tax position.

As part of the 2017 Tax Cuts and Jobs Act (the "Tax Reform Act"), the ability to rely on the performance-based compensation exception under Section 162(m) of the U.S. Internal Revenue Code ("Section 162(m)") was generally eliminated, and the limitation on deductibility generally was expanded to include all NEOs (as well as certain former officers). As a result of the Tax Reform Act, after 2017 and subject to certain grandfathered provisions, we are no longer able to deduct any compensation paid to our NEOs in excess of $1 million.

COMPENSATION
COMMITTEE REPORT

The Compensation and Executive Development Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with our management and, based on this review and discussion, recommends that it be included in our Annual Report on Form 10-K for the year ended December 31, 2022 and this Proxy Statement.

By the Compensation and Executive Development Committee:
Michael F. Hilton, Chair
Kathryn Jo Lincoln
Phillip J. Mason
Hellene S. Runtagh
Kellye L. Walker

EXECUTIVE COMPENSATION TABLES

Summary of 2022 Compensation Elements

		Purpose	Competitive Target	Financial Metrics Used	When the 2022 Amount Was Set	The Period to Which the Amount Relates	Where Reported in the SCT[1]
Short-Term	Base Pay	Rewards responsibility, experience and individual performance	Below Market	—	Beginning of 2022	2022	Salary column
	Annual Bonus (EMIP)	Rewards strong annual financial results and individual performance	Above Market (target total cash compensation)	Adjusted Revenue, EBITB[2] and AOWC/Sales[2]	Beginning of 2022	2022 Performance	Non-Equity Incentive Plan Compensation column
Long-Term	Stock Options	Rewards the creation of shareholder value	At Market	—	Beginning of 2022	2022 Based Award	Option Awards column
	RSUs	Rewards the creation of shareholder value and strong long-term financial results		—	Beginning of 2022	2022 Based Award	Stock Awards column
	Performance Shares	Rewards the creation of long-term growth and the efficient use of capital		Adjusted Net Income[2] Growth and ROIC[2]	Beginning of 2022	2022 through 2024 Performance	Stock Awards column
Both	Benefits other than Pension	Includes 401(k) contributions, Restoration Plan contributions, insurance and standard expatriate benefits	At Market	—	Various	2022	All Other Compensation column
	Pension Benefits	Includes above-market earnings in the Top Hat Plan		—	Various	For above-market earnings, shows 2022 amounts	Change in Pension Value and Nonqualified Deferred Compensation Earnings column
	Perquisites	Meets specific business needs—includes financial planning, annual physical and certain club dues		—	Various	2022	All Other Compensation column

(1) Summary Compensation Table.
(2) Financial metrics used for compensation purposes are defined in Appendix A.

2022 Summary Compensation Table

This table details total compensation for our NEOs for 2022, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)[3]	All Other Compensation ($)[4]	Total($)
Christopher L. Mapes Chairman, President and Chief Executive Officer	2022	1,065,000	3,672,156	1,833,338	3,088,500	185,377	252,107	10,096,478
	2021	1,030,000	3,483,636	1,766,662	2,569,567	157,838	206,117	9,213,820
	2020	1,000,000	2,583,316	1,333,335	1,868,760	100,170	191,955	7,077,536
Gabriel Bruno Executive Vice President, Chief Financial Officer and Treasurer	2022	500,000	759,474	379,178	975,000	643	159,464	2,773,759
	2021	445,000	747,554	379,164	698,528	364	119,322	2,389,932
	2020	364,500	518,648	116,661	419,362	185,194	94,298	1,698,663
Steven B. Hedlund Executive Vice President, Chief Operating Officer	2022	564,584	962,817	340,000	1,317,851	—	186,452	3,371,704
	2021	440,000	595,576	302,086	659,373	—	225,282	2,222,317
	2020	427,500	601,608	205,007	428,765	—	643,190	2,306,070
Jennifer I. Ansberry Executive Vice President, General Counsel and Secretary	2022	432,500	463,212	231,242	684,000	—	130,901	1,941,855
	2021	424,000	455,938	231,257	530,871	—	114,018	1,756,084
	2020	411,730	344,180	177,650	399,073	56,384	109,606	1,498,623
Michele R. Kuhrt Executive Vice President, Chief Human Resources Officer	2022	438,000	333,902	166,665	830,000	—	131,282	1,899,849
	2021	413,000	314,928	159,669	546,773	—	109,640	1,544,010
	2020	343,000	341,400	113,674	420,841	253,353	78,863	1,551,131

(1) The amounts reported for 2022 reflect the grant date fair value under FASB ASC Topic 718 for the RSU, Performance Share and stock option awards in 2022. The grant date fair value disclosed for Performance Share awards is based on target performance. Assumptions used in the calculation of these amounts are included in footnote 10 to our audited financial statements for the fiscal year ended December 31, 2022 included in our Annual Report on Form 10-K filed with the SEC on February 21, 2023.

The amounts shown for stock awards for 2022 represent RSU awards as follows: Mr. Mapes $1,836,078, Mr. Bruno $379,737, Mr. Hedlund $622,257, Ms. Ansberry $231,606, and Ms. Kuhrt, $166,951. The amounts shown also include Performance Shares at target as follows: Mr. Mapes $1,836,078, Mr. Bruno $379,737, Mr. Hedlund $340,560, Ms. Ansberry $231,606, and Ms. Kuhrt, $166,951.

The maximum Performance Share award amount with respect to each of the NEOs for 2022 is shown in the table below. The amounts reported reflect the grant date fair value under FASB ASC Topic 718 for the Performance Share awards based on maximum performance.

Name	Year	Maximum Payout (# of Performance Shares)	Maximum Grant Date Fair Value Payout
Christopher L. Mapes	2022	28,682	$3,672,156
Gabriel Bruno	2022	5,932	$ 759,474
Steven B. Hedlund	2022	5,320	$ 681,120
Jennifer I. Ansberry	2022	3,618	$ 463,212
Michele R. Kuhrt	2022	2,608	$ 333,902

(2) The amounts shown for 2022 represent payments under our annual bonus (EMIP).

(3) The amounts shown for 2022 represent the difference in earnings under the Moody's Corporate Bond Index fund in our Top Hat Plan and a hypothetical rate.

2022 INCREASE IN PENSION VALUE & PREFERENTIAL EARNINGS (TOP HAT PLAN)

Name	Difference in 2022 Earnings Credited in the Top Hat Plan ($)	Moody's Corporate Bond Index Earnings($)	Hypothetical Market Rate($)*
Christopher L. Mapes	185,377	854,646	669,269
Gabriel Bruno	643	3,018	2,375
Steven B. Hedlund	—	—	—
Jennifer I. Ansberry	—	—	—
Michele R. Kuhrt	—	—	—

* This rate is specified by the SEC rules for proxy disclosure purposes and is based on 120% of the applicable federal long-term rate, compounded monthly for 2022.

(4) The amounts shown for 2022 are comprised of the following:

2022 ALL OTHER COMPENSATION

Name	Other Benefits and Perquisites*							Total All Other Compensation ($)
	Company Retirement Contributions ($)[a]	Travel Insurance Premiums ($)	Financial Planning ($)	Physical Examination ($)	Club Dues ($)	Travel and Other Personal Benefits ($)[b]	Standard Expatriate Benefits ($)[c]	
Christopher L. Mapes	218,074	461	13,395	1,743	15,570	2,864	—	252,107
Gabriel Bruno	143,823	461	11,905	2,775	—	500	—	159,464
Steven B. Hedlund	73,437	461	12,215	—	14,548	4,043	81,748	186,452
Jennifer I. Ansberry	115,605	461	14,835	—	—	—	—	130,901
Michele R. Kuhrt	118,173	461	11,822	—	—	826	—	131,282

* The methodology for computing the aggregate incremental cost for the amounts is below:
(a) Includes amounts contributed to both the 401(k) Plan and the Restoration Plan
(b) Includes an employee referral bonus for Mr. Bruno and, for the other NEOs, the aggregate incremental cost of personal travel expenses attributable to the NEOs.
(c) The expatriate benefits shown relate to Mr. Hedlund's previous international assignment and are provided to all U.S. employees who take an international assignment. Amounts are converted to U.S. dollars on a monthly basis based on a month-end conversion price, in local currency, as reported by Bloomberg. The conversion price for Pound Sterling was between £1.20 to £1.34 to $1.00 during the period in 2022 that Mr. Hedlund was receiving tax services associated with his previous expatriate assignment under our standard expatriate package for all employees.

2022 Grant of Plan-Based Awards

The following table provides information relating to plan-based awards granted in 2022 to our NEOs.

Name	Grant Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold [$]	Target [$]	Maximum [$]	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold [#]	Target [#]	Maximum [#]	All Other Stock Awards: Number of Shares of Stock or Units [#][3]	All Other Option Awards: Number of Securities Underlying Options [#][4]	Exercise or Base Price of Option Awards [$/Sh]	Grant Date Fair Value of Stock and Option Awards [$][5]
Christopher L. Mapes	EMIP	2/16/2022	0	1,544,250	3,088,500							
	Options	2/16/2022								67,057	$128.03	1,833,338
	RSUs	2/16/2022							14,341			1,836,078
	PSUs	2/16/2022				0	14,341	28,682				1,836,078
Gabriel Bruno	EMIP	2/16/2022	0	487,500	975,000							
	Options	2/16/2022								13,869	$128.03	379,178
	RSUs	2/16/2022							2,966			379,737
	PSUs	2/16/2022				0	2,966	5,932				379,737
Steven B. Hedlund	EMIP	2/16/2022	0	663,562	1,327,124							
	Options	2/16/2022								12,436	$128.03	340,000
	RSUs	2/16/2022							2,660			340,560
	PSUs	2/16/2022				0	2,660	5,320				340,560
	RSUs	5/9/2022							2,061			281,697
Jennifer I. Ansberry	EMIP	2/16/2022	0	342,000	684,000							
	Options	2/16/2022								8,458	$128.03	231,242
	RSUs	2/16/2022							1,809			231,606
	PSUs	2/16/2022				0	1,809	3,618				231,606
Michele R. Kuhrt	EMIP	2/16/2022	0	415,000	830,000							
	Options	2/16/2022								6,096	$128.03	166,665
	RSUs	2/16/2022							1,304			166,951
	PSUs	2/16/2022				0	1,304	2,608				166,951

(1) The performance-based amounts shown represent the range of cash payouts (from zero to the maximum amount listed) for 2022 under the EMIP. Payments are based on the achievement of company financial performance and the NEO's individual performance. Target awards are set by the Committee in the first quarter each year. Actual payment amounts are determined by the Committee in the first quarter of the following year. The targets shown above are pursuant to the Annual Bonus (EMIP) Formula described in the CD&A (which allows for potential payouts of up to 200% of target).

(2) These columns show the potential number of shares of our common stock to be paid out to our NEOs under our Performance Shares (PSUs) at threshold, target and maximum performance. The measures and potential payouts are described in more detail in the CD&A. The grant date fair value, based on target performance for PSUs, is included in the "Stock Awards" column of the Summary Compensation Table. The PSUs generally vest based on performance during the applicable performance period. Dividend equivalents are sequestered by us until the shares underlying the PSUs are distributed, at which time the dividend equivalents are paid in cash. The dividend rate for dividend equivalents paid on the PSUs to the NEOs is the same as for all other shareholders (in other words, it is not preferential). Recipients of PSUs who participate in our EMIP bonus program (which includes all of the NEOs) are eligible to elect to defer all or a portion of their PSUs under our Top Hat Plan - see the 2022 Nonqualified Deferred Compensation section for a description of this plan.

(3) The RSUs generally vest upon the recipient remaining in continuous employment for three years from the date of grant and are paid out in our common stock. Dividend equivalents are sequestered by us until the shares underlying the RSUs are distributed, at which time the dividend equivalents are paid in cash. The dividend rate for dividend equivalents paid on the RSUs to the NEOs is the same as for all other shareholders (in other words, it is not preferential). Recipients of RSUs who participate in our EMIP bonus program (which includes all of the NEOs) are eligible to elect to defer all or a portion of their RSUs under our Top Hat Plan - see the 2022 Nonqualified Deferred Compensation section for a description of this plan. With respect to the RSU awards to Mr. Hedlund on May 9, 2022, the Committee approved an additional award equal in value to $280,000 in connection with his appointment as EVP, Chief Operating Officer.

(4) The stock options were granted at the closing price of our common shares on the date of the grant. All stock options are non-qualified for tax purposes. We value stock options using the Black-Scholes valuation method. The stock options generally vest over a three-year period (in equal annual increments). All stock options have 10-year terms.

(5) The amounts shown represent the fair value of the RSU awards, the stock option grants and the target value for the PSU awards calculated in accordance with FASB ASC Topic 718 as of the date of the grant. The actual amount, if any, realized upon the exercise of stock options will depend upon the market price of our common shares relative to the exercise price per share of the stock option at the time of exercise. The actual amount realized upon vesting of RSUs will depend upon the market price of our common shares at the time of vesting. The actual number and value of PSUs earned will be based upon our actual performance during the three-year long-term incentive plan cycle and the market price at time of vesting. There is no assurance that the hypothetical full values of the awards reflected in this table will actually be realized.

NARRATIVE DISCLOSURE REGARDING 2022 SUMMARY COMPENSATION TABLE AND 2022 GRANTS OF PLAN-BASED AWARD TABLE

The following highlights the salary and annual bonus percentages of total compensation reported in the 2022 Summary Compensation Table, based on the value of 2022 base salary and 2022 actual annual bonus (EMIP) for each of our NEOs:

Name	% of Base Salary and Annual Bonus To Total Compensation
Christopher L. Mapes	41.1%
Gabriel Bruno	53.2%
Steven B. Hedlund	55.8%
Jennifer I. Ansberry	57.5%
Michele R. Kuhrt	66.7%

The above percentages were based, in each case, on the value of the executive's 2022 base salary and 2022 actual EMIP (or annual bonus). For information regarding the amount of salary and annual bonus compensation in proportion to total compensation, see the "Our Compensation Philosophy" section of the CD&A. Further, the grants made in 2022 to the NEOs are described more fully in the CD&A, and information about the change in control severance agreements and the amounts payable to the NEOs pursuant to those arrangements is provided under the section titled "Termination and Change in Control Arrangements" in this Proxy Statement.

HOLDINGS OF EQUITY-RELATED INTERESTS

The following provides information relating to exercisable and unexercisable stock options, RSUs and Performance Shares at December 31, 2022.

Outstanding Equity Awards at 2022 Fiscal Year-End

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($/sh)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[3]
Christopher L. Mapes	2/17/2016	89,030	—	58.14	2/17/2026	—	—	—	—
	2/22/2017	68,610	—	85.30	2/22/2027	—	—	—	—
	2/21/2018	65,894	—	90.70	2/21/2028	—	—	—	—
	2/18/2019	76,365	—	88.44	2/18/2029	—	—	—	—
	2/19/2020	55,660	27,830	89.63	2/19/2030	14,411	2,082,245	—	—
	2/17/2021	27,137	54,276	114.27	2/17/2031	15,243	2,202,461	30,486	4,404,922
	2/16/2022	—	67,057	128.03	2/16/2032	14,341	2,072,131	28,682	4,144,262
Gabriel Bruno	4/24/2013	—	—	—	—	3,455	499,213	—	—
	2/22/2017	6,670	—	85.30	2/22/2027	—	—	—	—
	2/21/2018	6,150	—	90.70	2/21/2028	—	—	—	—
	2/18/2019	6,682	—	88.44	2/18/2029	—	—	—	—
	2/19/2020	4,870	2,435	89.63	2/19/2030	1,261	182,202	—	
	4/21/2020	—	—	—	—	4,027	581,861	—	—
	2/17/2021	5,824	11,649	114.27	2/17/2031	3,271	472,627	6,542	945,254
	2/16/2022		13,869	128.03	2/16/2032	2,966	428,557	5,932	857,115
Steven B. Hedlund	4/24/2013	—	—	—	—	4,579	661,620	—	—
	2/17/2016	8,235	—	58.14	2/17/2026	—	—	—	—
	2/22/2017	6,005	—	85.30	2/22/2027	—	—	—	—
	5/24/2017	6,875	—	88.74	5/24/2027	—	—	—	—
	2/21/2018	9,313	—	90.70	2/21/2028	—	—	—	—
	2/18/2019	11,741	—	88.44	2/18/2029	—	—	—	—
	2/19/2020	8,558	4,279	89.63	2/19/2030	2,216	320,190	—	—
	10/20/2020	—	—	—	—	2,004	289,558		
	2/17/2021	4,640	9,281	114.27	2/17/2031	2,606	376,541	5,212	753,082
	2/16/2022		12,436	128.03	2/16/2032	2,660	384,343	5,320	768,687
	5/9/2022					2,061	297,794		
Jennifer I. Ansberry	2/21/2018	8,962	—	90.70	2/21/2028	—	—	—	—
	2/19/2020	7,416	3,708	89.63	2/19/2030	1,920	277,421	—	—
	2/17/2021	3,552	7,105	114.27	2/17/2031	1,995	288,258	3,990	576,515
	2/16/2022		8,458	128.03	2/16/2032	1,809	261,382	3,618	522,765

Outstanding Equity Awards at 2022 Fiscal Year-End (Continued)

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options [#] Exercisable[1]	Number of Securities Underlying Unexercised Options [#] Unexercisable[1]	Option Exercise Price ($/sh)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested [#][2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested [#][4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[3]
Michele R. Kuhrt	2/17/2016	3,505	—	58.14	2/17/2026	—	—	—	—
	2/22/2017	4,290	—	85.30	2/22/2027	—	—	—	—
	2/21/2018	3,954	—	90.70	2/21/2028	—	—	—	—
	2/18/2019	5,514	—	88.44	2/18/2029	—	—	—	—
	2/19/2020	4,744	2,374	89.63	2/19/2030	2,580	372,784	—	—
	2/17/2021	2,452	4,906	114.27	2/17/2031	1,378	199,107	2,756	398,214
	2/16/2022	—	6,096	128.03	2/16/2032	1,304	188,415	2,608	376,830

(1) Stock options vest in three equal annual installments, commencing on the first anniversary of the date of the grant.

(2) Amounts shown in this column represent RSU awards. The RSU awards generally vest in full three years from the date of grant. The RSU awards granted to Mr. Bruno and Mr. Hedlund in 2013 vests over seven years following each of their attainment of age 55.

(3) The amounts shown in these columns represent the value of RSU and Performance Share awards granted pursuant to our 2006 and 2015 Equity and Performance Incentive Plans. Value is calculated using the close price of our common stock on the last trading day of 2022.

(4) The 2021 and 2022 Performance Shares are shown at maximum payout (200% of the target award) because the target performance level would be exceeded based on performance to date. The payout can range from 0 to 200% of the target and is based upon performance during the three-year cycle ending on December 31 of the applicable period, as determined by the Committee. See the CD&A on how Performance Share payouts are determined.

2022 Option Exercises and Stock Vested Table

The following table provides information on stock options exercised, as well as RSUs and Performance Shares that vested during 2022.

	Option Awards[1]		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise[#]	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)
Christopher L. Mapes	—	—	41,210	4,029,421
Gabriel Bruno	13,760	1,214,181	4,180	524,114
Steven B. Hedlund	6,155	495,005	7,252	801,669
Jennifer I. Ansberry	10,175	536,001	5,491	608,199
Michele R. Kuhrt	2,620	208,590	3,316	337,156

(1) The number of shares acquired on exercise reflects the gross number of shares acquired, without considering any shares that were withheld to pay the option exercise price and/or to satisfy tax withholding requirements. The value realized on exercise represents the gross number of shares acquired on exercise multiplied by the market price of our common stock on the exercise date, less the per share exercise price.

(2) The number of shares acquired on vesting reflects the gross number of shares acquired, without considering any shares that were withheld to satisfy tax withholding requirements. The value realized on vesting for RSUs represents the gross number of shares acquired, multiplied by the closing price of our common stock on each applicable vesting date, plus the value of dividend equivalents. The value realized on vesting for Performance Shares represents the gross number of shares acquired, relative to the 2020-2022 performance cycle that was considered earned as of December 31, 2022 but paid out in March 2023, multiplied by the closing price of our common stock on such date, plus the value of dividend equivalents. Amounts are not reduced to reflect any elections by our NEOs to defer receipt of RSUs or Performance Shares award payouts into our Top Hat Plan: Mr. Mapes, 15,098 RSUs and $90,135 in dividend equivalents deferred; and Mr. Bruno, 2,284 Performance Shares and $14,595 in dividend equivalents deferred. For more information about this deferral program, see the CD&A in the "Overview of Benefits" section.

2022 DEFERRED COMPENSATION BENEFITS

We maintain two nonqualified deferred compensation plans in which our NEOs are eligible to participate.

DEFERRED COMPENSATION PLAN (TOP HAT PLAN)

Our Amended and Restated 2005 Deferred Compensation Plan for Executives (Top Hat Plan) is designed to be a "top-hat" plan that complies with Section 409A of the Internal Revenue Code. Participation is limited to management and highly compensated employees as approved by the Committee. A summary of the Top Hat Plan is provided in the CD&A in the "Other Arrangements, Policies and Practices" section.

RESTORATION PLAN

Our Restoration Plan is designed to provide deferred compensation for eligible employees whose annual compensation is expected to be in excess of the Internal Revenue Code limit on compensation (Code Limit) applicable to the 401(k) Plan. A summary of the Restoration Plan is provided in the CD&A in the "Other Arrangements, Policies and Practices" section.

2022 NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table reflects any NEO contributions and Company contributions for 2022 to our nonqualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last Fiscal Year($)	Registrant Contributions in Last Fiscal Year($)[1]	Aggregate Earnings in Last Fiscal Year($)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at Last Fiscal Year-End($)[2]
Christopher L. Mapes	Top Hat Plan	—	2,013,318[3]	1,604,270[4]	—	31,266,728
	Restoration Plan	—	199,774	(211,197)	—	1,124,931
Gabriel Bruno	Top Hat Plan	—	206,423[5]	69,486[6]	—	1,078,782
	Restoration Plan	—	107,223	(73,064)	—	409,730
Steven B. Hedlund	Top Hat Plan	—	—	(10,478)	—	52,635
	Restoration Plan	—	55,137	(49,355)	—	247,671
Jennifer I. Ansberry	Top Hat Plan	—	—	—	—	—
	Restoration Plan	—	79,005	(89,367)	—	388,914
Michele R. Kuhrt	Top Hat Plan	—	—	—	—	—
	Restoration Plan	—	81,573	(42,830)	—	340,919

(1) Amounts reported with respect to the Restoration Plan are included in compensation for 2022 in the "All Other Compensation" column of the Summary Compensation Table above and is described in its footnotes.

(2) The portions of the amount reported that relate to deferral contributions in prior years have all been reported in the Summary Compensation Table in those years to the extent the individual was a NEO for those years.

(3) Represents 15,098 RSUs and $90,135 in cash attributable to dividend equivalents that vested during 2022 and were deferred into the Top Hat Plan.

(4) Of the amount reported, $185,377 is included as compensation for 2022 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table and is described in its footnotes.

(5) Represents 1,536 Performance Shares and $9,170 in cash attributable to dividend equivalents that vested during 2022 and were deferred into the Top Hat Plan.

(6) Of the amount reported, $643 is included as compensation for 2022 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table and is described in its footnotes.

TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

The Key Compensation Programs table below highlights the standard benefits and payments available to NEOs in the event of a termination of employment and/or a change in control. The Termination and Change in Control Table below reflects the estimated additional amounts of compensation each NEO would receive in the event of a termination of employment and/or a change in control. Termination events include: a voluntary termination by the executive; normal retirement of the executive; an involuntary, not-for-cause termination by Lincoln Electric; a for-cause termination by Lincoln Electric; a termination upon a change in control; and a termination due to death or disability. In addition, estimated additional compensation amounts are shown in the event of a change in control without termination of employment. The amounts shown assume that each event occurred on December 30, 2022, the last business day of the calendar year.

TERMINATION OF EMPLOYMENT

No written agreements exist that provide additional payments to a NEO in the event of a voluntary termination of employment with Lincoln Electric or a termination of employment initiated by Lincoln Electric (whether for cause or not). We do not have employment agreements or severance agreements, except for our change in control severance agreements described below.

Pursuant to our standard employment policies, upon termination of employment, a NEO would be entitled to receive the same benefits and payments that are generally available to salaried employees:

- Earned but unpaid base pay, up to the date of termination;
- Earned and unused paid time off, up to the date of termination;
- Vested amounts held in the executive's account under our 401(k) Plan;
- Amounts held in the executive's account under our Top Hat Plan (based on the executive's election); and
- Amounts held in the executive's account under our Restoration Plan.

CHANGE IN CONTROL

We have entered into change in control severance agreements with our NEOs. Pursuant to our change in control severance agreements, in the event of a "change in control," if the NEO's employment is terminated without "cause" (as defined in the change in control severance agreement) or the NEO terminates employment for "good reason" (as defined in the change in control severance agreement) during the severance period (as described below) (or for certain other employment terminations prior to and related to the change in control, as described in the change in control severance agreement), we will make severance payments and provide certain benefits as indicated in the Key Compensation Programs table below.

The severance period commences on the date of the first occurrence of a change in control and ends on the earlier of (a) the second anniversary of the change in control, or (b) the executive's death. Our NEOs are required to abide by certain restrictive covenants and execute a release of claims in order to receive certain severance payments and benefits under the change in control severance agreements.

The following events in general would constitute a change in control:

- Any individual, entity or group is or becomes the beneficial owner of 30% or more of the combined voting power of the then-outstanding voting stock of Lincoln Electric;
- A majority of the Board ceases to be comprised of incumbent Directors;
- Certain reorganizations, mergers or consolidations, or the sale or other disposition of all or substantially all of the assets of Lincoln Electric, or certain other corporate transactions are consummated; or
- Approval by the shareholders of a complete liquidation or dissolution of Lincoln Electric.

Key Compensation Programs

	Voluntary Termination/ Termination with Cause	Involuntary Termination/ Termination without Cause	Normal Retirement[1]	Change in Control (with Termination)[2]	Change in Control (No Termination)	Death or Disability
Severance	None	Company has discretion	None	Lump-sum payment equal to the sum of base pay and bonus as described in the severance agreement times three for the CEO and times two for other NEOs	None	None
Annual Bonus (EMIP)	Forfeited	Forfeited	Pro-rata portion of EMIP[3]	Pro-rata portion of EMIP payment equal to the greater of the actual or target amount	Pro-rata EMIP payment equal to the greater of the actual or target amount	Pro-rata portion of EMIP[3]
Long-Term Incentive Plan (Performance Shares)	Forfeited	Forfeited	Full vesting of Performance Shares, based on actual performance for awards granted in 2021 and later[4]	Accelerated vesting of Performance Shares at target, if replacement award provided and subsequent qualifying termination	No accelerated vesting if replacement award provided and continued employment Accelerated vesting of Performance Shares granted prior to the change in control at target, if no replacement award provided	Accelerated vesting of Performance Shares at target
Stock Options	Unvested stock options forfeited Entitled to exercise vested stock options for a period of three months after termination[5,6]	Unvested stock options forfeited Entitled to exercise vested stock options for a period of three months after termination[5,6]	Accelerated vesting of any unvested stock options with right to exercise such vested options for the remaining period of the original 10-year term for awards granted in 2021 and later[6,7]	Accelerated vesting of unvested stock options, if replacement award provided and subsequent qualifying termination Entitled to exercise vested stock options for the remaining period of the original 10-year term[6]	No accelerated vesting if replacement award provided and continued employment Accelerated vesting of unvested stock options granted prior to change in control, if no replacement award provided	Accelerated vesting of unvested stock options Entitled to exercise stock options for a period of three years after death or disability[5,6]
RSUs	Forfeited	Forfeited	Accelerated vesting of RSU awards for awards granted in 2021 and later[8]	Accelerated vesting of RSU awards, if replacement award provided and subsequent qualifying termination	No accelerated vesting if replacement award provided and continued employment Accelerated vesting of RSU awards granted prior to change in control, if no replacement award provided	Accelerated vesting of RSU awards
Outplacement	None	None	None	Maximum of $100,000 for CEO and $50,000 for the other NEOs	None	None

Key Compensation Programs (continued)

	Voluntary Termination/ Termination with Cause	Involuntary Termination/ Termination without Cause	Normal Retirement[1]	Change in Control (with Termination)[2]	Change in Control (No Termination)	Death or Disability
280G Treatment	N/A	N/A	N/A	9	N/A	N/A
Other	Continuing medical and/ or dental coverage under COBRA, for which the executive would pay 102% of the applicable premium	Continuing medical and/ or dental coverage under COBRA, for which the executive would pay 102% of the applicable premium	Continuing medical and/or dental coverage under COBRA, for which the executive would pay 102% of the applicable premium	Continuing medical insurance (102% of the premium paid by the executive) and life insurance for a period of three years following the NEO's termination date[10]	10	Continuing medical and/or dental coverage with 102% of the premium paid by the executive (or his or her surviving dependents)

(1) Subject to any 409A deferred payment requirements. For purposes of the Annual Bonus (EMIP), Normal Retirement is defined as termination at or after age 60 and 5 years of service or at or after age 55 and 25 years of service. For purposes of Performance Shares, stock options and RSUs, commencing with awards granted in 2021, Normal Retirement is defined as termination at or after age 60 and 5 years of service or at or after age 55 and 15 years of service.

(2) Provision applicable in the event of a termination without Cause or termination for Good Reason in connection with a Change in Control. With respect to Performance Shares, stock options and RSUs, such termination without Cause or termination for Good Reason must occur within a period of two years after the Change in Control (or in certain employment terminations prior to and related to the change in control) to receive the accelerated vesting treatment.

(3) Based on the executive's period of employment during the calendar year, subject to achievement of the applicable personal and financial goals.

(4) Pro-rata vesting of Performance Shares, based on length of employment during performance period, based on actual performance for awards granted prior to 2021.

(5) After which time the vested stock options would expire.

(6) Vested stock options canceled if the executive is terminated for cause or the executive engaged in competitive conduct within six months of termination.

(7) Pro-rata vesting of stock options with right to exercise such vested options for the remaining period of the original 10-year term for awards granted prior to 2021.

(8) Pro-rata vesting of RSUs, based on length of employment, for awards granted prior to 2021.

(9) Severance payments reduced to the 280G (excess parachute payment) safe harbor limit, unless the executive would achieve a better after-tax result paying the excise tax imposed on excess parachute payments. No payment, net of taxes, to compensate for any excise tax imposed.

(10) Amounts and/or shares (from vested RSUs or Performance Shares) held in executives' accounts under the Top Hat Plan automatically paid out.

Termination and Change in Control Table

The following table sets forth estimates of the potential incremental payments to each of our NEOs upon the specified termination events and upon a change in control, both with and without a qualified termination, assuming that each such event took place on the last business day of 2022.

The table does not quantify benefits under plans that are generally available to salaried employees that do not discriminate in favor of NEOs, including the 401(k) Plan, the health care plan and the life insurance plan.

The Annual Bonus (EMIP) amounts represent the difference between target EMIP and actual EMIP payments (as disclosed in the Non-Equity Incentive Plan Compensation column of the 2022 Summary Compensation Table) if target EMIP exceeds actual EMIP in connection with a hypothetical change in control as of the last business day of 2022. The LTIP (Performance Shares) amounts include amounts for the 2021-2023 and 2022-2024 cycles, represented by the target amounts for the two cycles that were open as of the last business day of 2022. There is no amount included for the 2020-2022 cycle because actual performance exceeded target performance.

The following table assumes, in the event of a change in control, replacement awards are provided pursuant to the 2015 Equity and Incentive Compensation Plan's respective Stock Option Agreement, Restricted Stock Unit Agreement, and Performance Share Agreement ("Agreements"). Pursuant to the Agreements, if the respective equity awards are not replaced, all outstanding equity awards will accelerate as of the closing date of the change in control. In the event of a change in control where no replacement awards are provided, the accelerated equity values are consistent with the accelerated equity values under Change in Control (Replacement Awards; Qualified Termination).

In addition, the table includes all equity that is accelerated as a result of termination but does not include the value of outstanding equity awards that have previously vested, such as stock options, which awards are set forth above in the Outstanding Equity Awards at December 31, 2022 table. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our change in control agreements, see the "Elements of Executive Compensation" discussion contained in the CD&A.

Under the normal retirement scenario, commencing with equity awards granted in 2021, the retirement definition is either at or after age 60 and 5 years of service or at or after age 55 and 15 years of service, and, as of December 30, 2022, three NEOs were eligible for normal retirement under the 2021 and 2022 equity awards. Awards prior to 2021 had a retirement definition of only at or after age 60 and 5 years of service, under which one NEO was eligible for normal retirement as of December 30, 2022. The Annual Bonus (EMIP) has a retirement definition of either at or after age 55 and 25 years of service or at or after age 60 and 5 years of service, under which three NEOs were eligible for normal retirement as of December 30, 2022. There are no amounts included in the retirement scenario below for the EMIP bonus as it was fully earned. The amounts shown for the Performance Shares assumes performance at target, although actual payout upon retirement would be based on actual performance determined in the normal course.

	Christopher L. Mapes	Gabriel Bruno	Steven B. Hedlund	Jennifer I. Ansberry	Michele R. Kuhrt
Involuntary Termination/Termination without Cause before Normal Retirement:	N/A	N/A	$ 0	$ 0	N/A
Normal Retirement:	$ 14,895,010	$ 2,425,286	**Not Eligible**	**Not Eligible**	$ 1,041,827
LTIP (Performance Shares)—Accelerated Vesting	$ 4,375,085	$ 922,490	N/A	N/A	$ 396,624
Stock Options—Accelerated Vesting	$ 4,067,145	$ 580,306	N/A	N/A	$ 248,579
RSUs—Accelerated Vesting	$ 6,452,780	$ 922,490	N/A	N/A	$ 396,624
Change in Control (Replacement Awards; Qualified Termination):	$ 25,147,706	$ 5,419,717	$ 6,714,624	$ 3,817,246	$ 3,454,877
Severance	$ 9,852,491	$ 2,117,890	$ 2,720,000	$ 1,794,944	$ 1,843,614
Annual Bonus (EMIP)	$ 0	$ 0	$ 0	$ 0	$ 0
LTIP (Performance Shares)—Accelerated Vesting	$ 4,375,085	$ 922,490	$ 778,548	$ 562,635	$ 396,624
Stock Options—Accelerated Vesting	$ 4,270,713	$ 713,891	$ 719,904	$ 557,343	$ 378,744
RSUs—Accelerated Vesting	$ 6,549,417	$ 2,270,953	$ 2,446,172	$ 852,324	$ 785,895
Outplacement Estimate	$ 100,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000
280G Cutback	$ 0	$ (655,507)	$ 0	$ 0	$ 0

	Christopher L. Mapes	Gabriel Bruno	Steven B. Hedlund	Jennifer I. Ansberry	Michele R. Kuhrt
Change in Control (Replacement Awards; No Termination):	$ 0	$ 0	$ 0	$ 0	$ 0
Annual Bonus (EMIP)	$ 0	$ 0	$ 0	$ 0	$ 0
LTIP (Performance Shares)—Accelerated Vesting	$ 0	$ 0	$ 0	$ 0	$ 0
Stock Options—Accelerated Vesting	$ 0	$ 0	$ 0	$ 0	$ 0
RSUs—Accelerated Vesting	$ 0	$ 0	$ 0	$ 0	$ 0
Death or Disability:	**$ 15,195,215**	**$ 3,907,334**	**$ 3,944,624**	**$ 1,972,302**	**$ 1,561,263**
LTIP (Performance Shares)—Accelerated Vesting	$ 4,375,085	$ 922,490	$ 778,548	$ 562,635	$ 396,624
Stock Options—Accelerated Vesting	$ 4,270,713	$ 713,891	$ 719,904	$ 557,343	$ 378,744
RSUs—Accelerated Vesting	$ 6,549,417	$ 2,270,953	$ 2,446,172	$ 852,324	$ 785,895

PAY RATIO

For 2022, we estimate that the ratio of the annual total compensation of our CEO ($10,096,478 which is the same amount reported for our CEO in the 2022 Summary Compensation Table) to the annual total compensation of our median employee ($61,687) is 164:1. We note that, due to our permitted use of reasonable estimates and assumptions in preparing this pay ratio disclosure, the disclosure may involve a degree of imprecision, and thus this ratio disclosure is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions described below.

In accordance with Item 402(u) of Regulation S-K, in calculating our CEO pay ratio for 2022, we believe there has been no change in our employee population or employee compensation arrangements that would result in a significant change to our pay ratio disclosure; therefore, we have used the same median employee for determining the 2022 CEO pay ratio as we used to calculate the CEO pay ratio for 2021.

In 2021 we determined our median employee based on total cash and equity compensation paid to our active employees as of October 1, 2021 for the period beginning on January 1, 2021 and ending on December 31, 2021. We included all full-time, part time, seasonal and temporary employees, whether employed domestically or overseas, and whether employed directly or by a consolidated subsidiary. Compensation for employees hired during 2021 was annualized for all employees other than temporary or seasonal employees, and full-time equivalencies were not created.

Annual total compensation for the median employee for 2022 was calculated using the same methodology used for our NEOs as set forth in the 2022 Summary Compensation Table. Of the employees that were identified as potential median employees, we selected an employee based in the U.S. that was representative of the largest portion of our workforce. Given the different methodologies that various public companies will use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

PAY VERSUS PERFORMANCE

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and non-PEO NEOs and certain measures of Company performance for the fiscal years listed below. The Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

| Year | Summary Compensation Table (SCT) Total for PEO[1] ($) | Compensation Actually Paid to PEO[1,2,3] ($) | Average SCT Total for non-PEO NEOs[1] ($) | Average Compensation Actually Paid to non-PEO NEOs[1,2,3] ($) | Value of Initial Fixed $100 Investment Based on:[4] | | Net Income ($ Millions) | ROIC for Compensation Purposes[5] |
					Company TSR ($)	Peer Group TSR ($)		
[a]	[b]	[c]	[d]	[e]	[f]	[g]	[h]	[i]
2022	10,096,478	14,415,143	2,496,792	3,176,483	157.95	123.28	472	28.1%
2021	9,213,820	17,818,888	1,978,086	3,241,658	149.83	141.80	276	21.5%
2020	7,077,536	11,078,312	1,936,038	1,600,715	122.93	113.66	206	13.7%

1. Christopher Mapes was our PEO for each year presented. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2022	2021	2020
Gabriel Bruno	Gabriel Bruno	Gabriel Bruno
Steven Hedlund	Steven Hedlund	Steven Hedlund
Jennifer Ansberry	Jennifer Ansberry	Jennifer Ansberry
Michele Kuhrt	Michele Kuhrt	Michele Kuhrt
		George Blankenship
		Vincent Petrella

2. The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and may not necessarily reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.
3. Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards and Option Awards column are the totals from the Stock Awards and Option Awards columns set forth in the Summary Compensation Table. Amounts in the Exclusion of Change in Pension Value column reflect the amounts attributable to the Change in Pension Value reported in the Summary Compensation Table.

Year	Summary Compensation Table Total for PEO ($)	Exclusion of Change in Pension Value ($)	Exclusion of Stock Awards and Option Awards ($)	Inclusion of Pension Service Cost ($)	Inclusion of Equity Values ($)	Compensation Actually Paid to PEO ($)
2022	10,096,478	—	(5,505,494)	—	9,824,159	14,415,143
2021	9,213,820	—	(5,250,298)	—	13,855,366	17,818,888
2020	7,077,536	—	(3,916,651)	—	7,917,427	11,078,312

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Exclusion of Change in Pension Value ($)	Exclusion of Stock Awards and Option Awards ($)	Inclusion of Pension Service Cost ($)	Inclusion of Equity Values ($)	Compensation Actually Paid to Non-PEO NEOs ($)
2022	2,496,792	—	(909,123)	—	1,588,814	3,176,483
2021	1,978,086	—	(796,543)	—	2,060,115	3,241,658
2020	1,936,038	(130,493)	(814,714)	—	609,884	1,600,715

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for PEO ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO ($)	Total - Inclusion of Equity Values for PEO ($)
2022	9,062,694	1,893,469	—	(1,132,004)	—	9,824,159
2021	9,690,680	4,331,611	—	(166,925)	—	13,855,366
2020	6,315,274	2,322,241	—	(720,088)	—	7,917,427

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2022	1,455,624	271,916	—	(138,726)	—	1,588,814
2021	1,470,209	599,806	—	(9,900)	—	2,060,115
2020	665,988	36,797	25,136	102,767	(220,804)	609,884

4. The Peer Group TSR set forth in this table utilizes the S&P 400 Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2022. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the S&P 400 Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

5. We determined ROIC for Compensation Purposes to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2022. More information on ROIC for Compensation Purposes can be found in Appendix A. This performance measure may not have been the most important financial performance measure for years 2021 and 2020 and we may determine a different financial performance measure to be the most important financial performance measure in future years

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company and Peer Group Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, the Company's cumulative TSR over the three most recently completed fiscal years, and the cumulative TSR of the S&P 400 Index over the same period assuming initial investment of $100 on December 31, 2019.



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our non-PEO NEOs, and our GAAP Net income during the three most recently completed fiscal years.



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company ROIC for Compensation Purposes ROIC

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and Company. ROIC for Compensation Purposes (one-year result) during the three most recently completed fiscal years.



2022 Tabular List

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and our Non-PEO NEOs for 2022 to Company performance. The measures in this table are not ranked.

Return on Invested Capital (ROIC) for Compensation Purposes
Adjusted earnings before interest, taxes and bonus (EBITB)
Adjusted Revenue for Compensation Purposes (Adjusted Revenue)
Average operating working capital to net sales ratio (AOWC/Sales) for Compensation Purposes
Adjusted Net Income for Compensation Purposes

MANAGEMENT
OWNERSHIP OF SHARES

The following table sets forth certain information regarding ownership of shares of common stock of Lincoln Electric as of December 31, 2022 (except as otherwise indicated) by each of our Directors and NEOs, as well as our Directors and executive officers as a group. Except as otherwise indicated, voting and investment power with respect to shares reported in this table are not shared with others.

RSUs and Performance Shares are generally not reflected in the table as there is no ability to acquire the shares attributable to them within 60 days of December 31, 2022. In addition, any vested RSUs and Performance Shares that are deferred into the Top Hat Plan or the Non-Employee Directors' Deferred Compensation Plan are generally not reflected in the table as there is no ability to acquire the shares attributable to them within 60 days of December 31, 2022. The table includes shares that would be received upon the vesting of RSUs within 60 days of December 31, 2022.

BENEFICIAL OWNERSHIP TABLE		
Directors	Number of Shares of Lincoln Electric Common Stock Beneficially Owned[1]	Percent of Class
Brian D. Chambers	—[2]	*
Curtis E. Espeland	15,686	*
Patrick P. Goris	586[3]	*
Michael F. Hilton	5,313[3]	*
Kathryn Jo Lincoln	835,386[3,4]	1.45%
Phillip J. Mason	18,071[5]	*
Ben P. Patel	1,113[3]	*
Hellene S. Runtagh	28,479	*
Kellye L. Walker	2,379	*
NEOs		
Christopher L. Mapes	505,204[6]	*
Gabriel Bruno	44,930[7]	*
Steven B. Hedlund	93,744[8]	*
Jennifer I. Ansberry	42,988[9]	*
Michele R. Kuhrt	44,038[10]	*
All Directors and Executive Officers as a group (19 persons)	1,688,073[11]	2.90%

* Indicates less than 1%

(1) Reported in compliance with the beneficial ownership rules of the SEC, under which a person is deemed to be the beneficial owner of a security, for these purposes, if he or she has, or shares, voting power or investment power over the security or has the right to acquire the security within 60 days of December 31, 2022. With respect to the NEOs and executive officers, the amounts reported do not include any Performance Shares that vested and paid out in March 2023, as the number of Performance Shares to be received by each executive officer was unknown within 60 days of December 31, 2022.

(2) Mr. Chambers was elected to the Board on February 16, 2022. In connection with Mr. Chambers' election, he received an initial grant of 927 RSUs that will vest on the first anniversary of the date of grant.

(3) Each of Messrs. Goris, Hilton, Patel and Ms. Lincoln had 5,143 RSUs deferred under the Non-Employee Directors' Deferred Compensation Plan which are not reflected in the above table.

(4) Of the shares reported, 35,109 shares were held of record by a trust established by Ms. Lincoln, under which she has sole investment and voting power. The remaining 800,277 shares were held of record by The Lincoln Institute of Land Policy, of which Ms. Lincoln is the Chair, as to which shares Ms. Lincoln disclaims beneficial ownership. Ms. Lincoln has shared voting and shared investment power on these 800,277 shares.

(5) Of the shares reported, Mr. Mason held of record 6,066. The remaining 12,005 shares were held of record by his spouse in the Paula J. Mason Trust, as to which shares Mr. Mason disclaims beneficial ownership.

(6) Of the shares reported, Mr. Mapes held of record 45,189 shares. Mr. Mapes has or had the right to acquire 460,015 shares upon the exercise of stock options within 60 days of December 31, 2022. Mr. Mapes had 79,276 RSUs deferred under the Top Hat Plan which are not reflected in the above table.

(7) Of the shares reported, Mr. Bruno held of record 591 shares, of which 277 shares are held jointly with spouse. Mr. Bruno has or had the right to acquire 1,261 shares upon the vesting of RSUs within 60 days of December 31, 2022. Mr. Bruno has or had the right to acquire 43,078 shares upon the exercise of stock options within 60 days of December 31, 2022. Mr. Bruno had 6,936 Performance Shares deferred under the Top Hat Plan which are not reflected in the above table.

(8) Of the shares reported, Mr. Hedlund held 23,097 shares of record, 640 shares of which are held in the Stock Purchase Plan, and 2,362 shares of which are held in the 401(k) Plan. Mr. Hedlund has or had the right to acquire 2,216 shares upon the vesting of RSUs within 60 days of December 31, 2022. Mr. Hedlund has or had the right to acquire 68,431 shares upon the exercise of stock options within 60 days of December 31, 2022.

(9) Of the shares reported, Ms. Ansberry held of record 11,059 shares, 20 shares of which are held jointly with her spouse. Ms. Ansberry has the right to acquire 1,920 shares upon the vesting of RSUs within 60 days of December 31, 2022. Ms. Ansberry has or had the right to acquire 30,009 shares upon the exercise of stock options within 60 days of December 31, 2022.

(10) Of the shares reported, Ms. Kuhrt held 10,141 shares of record, 256 shares of which are held in the 401(k) Plan. Ms. Kuhrt has the right to acquire 2,580 shares upon the vesting of RSUs within 60 days of December 31, 2022. Ms. Kuhrt has or had the right to acquire 31,317 shares upon the exercise of stock options within 60 days of December 31, 2022.

(11) Includes 12,048 shares that are RSUs held by all executive officers, as a group, that vest within 60 days of December 31, 2022 and 665,006 shares which all executive officers, as a group, have or had the right to acquire upon the exercise of stock options within 60 days of December 31, 2022.

In addition to the above management holdings, as of December 31, 2022, the 401(k) Plan held 881,086 shares of our common stock, or approximately 1.53% of the shares of our common stock outstanding.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding outstanding Stock Options, RSUs and Performance Shares and shares reserved for issuance under our equity compensation plans as of December 31, 2022:

Plan category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights [a][1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights [b][2]	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans [Excluding Securities Reflected In Column [a]] [c][3]
Equity compensation plans approved by security holders	1,725,997	$93.31	1,099,897
Equity compensation plans not approved by security holders[4]	—	—	—
Total	1,725,997	—	1,099,897

(1) The amount shown in column (a) includes the following: 1,117,359 Nonqualified Stock Options; 130,674 deferred RSUs and deferred Performance Shares; 173,784 Performance Shares (assuming payout levels at maximum-as a result, this aggregate reported number may overstate actual dilution); and 304,180 RSUs.

(2) The weighted average exercise price in column (b) includes nonqualified stock options only.

(3) The amount shown in column (c) represents common shares remaining available under the 2015 Equity and Incentive Compensation Plan ("Employee Plan") and the 2015 Stock Plan for Non-Employee Directors ("2015 Director Plan"). The Employee Plan provides for the granting of options, appreciation rights, restricted shares, RSUs and performance-based awards. The 2015 Director Plan provides for the granting of options, restricted shares and RSUs. Under the Employee Plan, for any award that is not an Option Right or Appreciation Right, 3.24 common shares are subtracted from the maximum number of common shares available under the plan for every common share issued under the award. For awards of Option Rights or Appreciation Rights, however, only one common share is subtracted from the maximum number of common shares available under the Employee Plan for every common share granted. The amount in the table assumes payout levels at maximum for Performance Shares. Under the Director Plan only one common share is subtracted from the maximum number of common shares available for every common share granted.

(4) The Company does not maintain equity compensation plans that have not been approved by its shareholders.

DELINQUENT 16(A) REPORTS

Section 16(a) of the Exchange Act requires our Directors and officers and beneficial owners of 10% or more of the outstanding shares of common stock of Lincoln Electric to file reports of beneficial ownership and changes in beneficial ownership with respect to our securities with the SEC and to furnish copies of those reports to us. Based solely on a review of the Forms 3, 4 and 5 and amendments thereto furnished to us with respect to the fiscal year ended December 31, 2022, we believe that for the 2022 calendar year, all filing requirements were met on a timely basis, except that one officer, Gregory Doria, who is not an NEO, filed one late Form 4 with the SEC on December 19, 2022, relating to shares withheld to cover taxes for an RSU award that vested on July 1, 2022, which was previously unreported due to administrative error.

OTHER
OWNERSHIP OF SHARES

Set forth below is information about the number of shares held by any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known to us to be an owner of more than 5% of the shares of our common stock as of December 31, 2022.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	6,024,856[1]	10.46%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	5,274,037[2]	9.15%

(1) According to its Schedule 13G/A filed on February 9, 2023, The Vanguard Group has sole voting power over 0 shares, shared voting power over 25,014 shares, sole dispositive power over 5,950,567 shares and shared dispositive power over 74,289 shares. In its Schedule 13G/A filing, The Vanguard Group states that the shares of our common stock reported in the filing were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(2) According to its Schedule 13G/A filed on January 25, 2023, BlackRock, Inc. has sole voting power over 5,162,680 shares and sole dispositive power over 5,274,037 shares. In its Schedule 13G/A filing, BlackRock states that the shares of our common stock reported in the filing were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER **PARTICIPATION**

During 2022, each of Messrs. Hilton and Mason and Ms. Lincoln, Ms. Runtagh and Ms. Walker served on the Compensation and Executive Development Committee. No Compensation and Executive Development Committee member was an employee of Lincoln Electric or any of its subsidiaries, and there were no reportable business relationships between Lincoln Electric and the Compensation and Executive Development Committee members. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Compensation and Executive Development Committee. In addition, none of our executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our Board.

ANNUAL MEETING PROPOSALS

PROPOSAL 1

Election of 10 Directors to serve until 2024 Annual Meeting or until their successors are duly elected and qualified





The Board recommends a vote **FOR** all Director Nominees.
Our Nominating and Corporate Governance Committee and our Board of Directors have determined that each of the Director Nominees possesses the right skills, qualifications and experience to effectively oversee Lincoln Electric's long-term business strategy.

See "Proposal 1—Election of Directors" beginning on page 22 of this Proxy Statement for additional information.

PROPOSAL 2

Ratification of independent registered public accounting firm



The Board recommends a vote **FOR** this proposal.
Our Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as Lincoln Electric's independent registered public accounting firm for the year ending December 31, 2023.

Fees for professional services provided by Ernst & Young LLP as our independent auditors in each of the last two fiscal years, in each of the following categories are:

	2022	2021
Audit Fees	$2,482,000	$2,459,000
Audit-Related Fees	246,000	404,000
Tax Fees	479,000	436,000
All Other Fees	—	—
Total Fees	$3,207,000	$3,299,000

Audit Fees include fees associated with the annual integrated audit of the financial statements and internal control over financial reporting in 2022 and 2021, the reviews of our quarterly reports on Form 10-Q, certain statutory audits required for our international subsidiaries and services provided in connection with regulatory filings with the SEC. Audit-Related Fees for 2022 and 2021 primarily relate to audit-related services associated with acquisitions. Tax Fees include tax compliance, transfer pricing and tax advisory services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established a policy regarding pre-approval of all audit and non-audit services performed by our independent auditors, including the scope of and fees for such services. Generally, requests for audit, audit-related and tax services, each as defined in the policy, must be presented for approval prior to the performance of such services, to the extent known at that time. For 2022, the Audit Committee has resolved that four specific categories of services, namely audit services, audit-related services, tax advisory services, and tax compliance services, are permissible without itemized pre-approval in an amount not to exceed for each service:

Pre-Approval Amount	Services
$2,728,000	Audit, and Audit-Related services for acquisitions, new accounting pronouncements and other international statutory requirements
$800,000	Tax Advisory and Tax Compliance services

Itemized detail of all such services performed is subsequently provided to the Audit Committee. In addition, our independent auditors are prohibited from providing certain services described in the policy as prohibited services. All of the fees included in Audit Fees, Audit- Related Fees and Tax Fees shown above were pre-approved by the Audit Committee (or included in the pre-approved fee limits, as applicable, for certain services as detailed above).

Generally, requests for independent auditor services are submitted to the Audit Committee by our Executive Vice President, CFO and Treasurer (or other member of our senior financial management) and our independent auditors for consideration at the Audit Committee's regularly scheduled meetings. Requests for additional services in the categories mentioned above may be approved at subsequent Audit Committee meetings to the extent that none of such services is performed prior to its approval (unless such services are included in the categories of services that fall within the dollar limits detailed above). The Chairman of the Audit Committee is also delegated the authority to approve independent auditor services requests under certain dollar thresholds provided that the pre-approval is reported at the next meeting of the Audit Committee. All requests for independent auditor services must include a description of the services to be provided and the fees for such services.

Representatives of Ernst & Young LLP are expected to be available at the Annual Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate shareholder questions. Although ratification of the appointment of the independent auditors is not required by law, the Audit Committee and the Board believe that shareholders should be given the opportunity to express their views on the subject. While not binding on the Audit Committee or the Board, the failure of the shareholders to ratify the appointment of Ernst & Young LLP as our independent auditors would be considered by the Board in determining whether or not to continue the engagement of Ernst & Young LLP. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment of independent auditors, whether or not our shareholders ratify the appointment.

MAJORITY VOTE NEEDED

Ratification requires the affirmative vote of the majority of the shares of our common stock present or represented and entitled to vote on the matter at the Annual Meeting. Unless otherwise directed, shares represented by proxy will be voted FOR ratification of the appointment of Ernst & Young LLP. Abstentions will have the same effect as a vote "against" the proposal.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

PROPOSAL 3		The Board recommends a vote **FOR** this proposal.
Approval, on an advisory basis, of NEO Compensation		Our Board recommends that shareholders vote "FOR" the approval, on an advisory basis, of the compensation of our NEOs.



Say-on-Pay Vote at 2022 Annual Meeting

95% Approval

95%
of shareholders who voted on the "say-on-pay" proposal voted FOR the approval of the compensation of our NEOs.

The Compensation and Executive Development Committee believes that the historically positive say-on-pay shareholder votes reinforce the philosophy and objectives of our executive compensation program. We conduct annual say-on-pay votes. Subject to the outcome of the vote on Proposal 4, our next say-on-pay vote will be held at the 2024 Annual Meeting.

Our compensation philosophy is to pay for performance, a philosophy that has been rooted in our history and tradition for almost 130 years. Our compensation program consists of elements designed to complement one another and focus on both short-term and long-term performance. The Compensation and Executive Development Committee regularly reviews peer group data and best practices and trends related to executive compensation to help ensure that our programs are properly aligned with our business strategy and philosophy, as well as promote shareholder value. The Committee receives advice from independent consultants. In addition to the information provided earlier in the CD&A section, we believe shareholders should consider the following in determining whether to approve this proposal:

OUR CULTURE AND PERFORMANCE

To maintain a performance-driven culture, we:

- Expect our executives to deliver above-market financial results;
- Provide systems that tie executive compensation to superior financial performance;
- Take action when needed to address specific business challenges; and
- Maintain good governance practices in the design and operation of our executive compensation programs.

We have a long track record of delivering increased value to our shareholders.

PAY FOR PERFORMANCE

In designing our executive compensation programs, a core philosophy is that our executives should be rewarded when they deliver financial results that provide value to our shareholders. Therefore, we have established a program that ties executive compensation to superior financial performance.

We have a balanced pay mix between short-term and long-term incentives:

- Base Salaries. Base salaries for our NEOs are generally targeted at the 45th percentile of benchmark data (below market median). For 2022, the average base salary increase for the NEOs was 3.4% excluding salary increases for promotions and assigned temporary duties.
- Annual Bonus Awards Are Aligned with Our Performance and Contain a Balanced Mix of Metrics. The total cash compensation for our NEOs, which includes base pay and the annual bonus (EMIP), is targeted at the 65th percentile of benchmark data (above market median). The EMIP is based on a balance of metrics—both financial and personal—with the financial components based on Adjusted Revenue for Compensation Purposes, EBITB and AOWC/Sales for Compensation Purposes and with a mix of consolidated and, if applicable, segment performance. For 2022, annual bonus payments for the NEOs increased 48%.

- Performance Share Payouts Were Above Target. For the 2020-2022 performance cycle, the Performance Shares paid out above target, as a result of ROIC for Compensation Purposes performance above maximum and Adjusted Net Income for Compensation Purposes performance above target.
- Long-Term Incentives Are Aligned with the Interests of Our Shareholders. We believe that incentives should be based on factors that deliver long-term sustainability for Lincoln Electric. Therefore, the NEOs receive three types of long-term incentives. The three components are: (1) stock options, (2) RSUs and (3) Performance Shares. Total awards are targeted at the 50th percentile of benchmark data (at market median).

GOOD GOVERNANCE PRACTICES

In addition to our emphasis on pay for performance, we design our programs to be current with best practices and good corporate governance. We also consider the risks associated with any particular program, design or compensation decision. We believe these assessments result in sustained, long-term shareholder value. Some of the governance practices include:

- Officers Are Subject to Stock Ownership Guidelines
- Compensation and Executive Development Committee Receives Regular Updates
- Compensation and Executive Development Committee Retains Independent Advisors
- No Compensation Consultant Conflicts of Interest
- No Multi-Year Guarantees on Compensation
- No Dividends on Unvested RSUs or Performance Shares

- Broad Clawback Policy
- Change in Control Agreements Require a Double-Trigger
- No Tax Gross-Ups
- No Hedging or Pledging of Lincoln Electric Stock by Officers
- Limited Perquisites

As illustrated above, the Compensation and Executive Development Committee has and will continue to take action to structure our executive compensation program in a manner that is performance-based, current with best practices and good corporate governance and aimed at sustaining long-term shareholder value. The Board believes that the executive compensation disclosed in the CD&A section, tabular disclosures (including the 2022 Summary Compensation Table) and other narrative disclosures in this Proxy Statement aligns with our peer group pay practices and compensation philosophy.

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, we are asking you to cast an advisory (non-binding) vote on the following resolution at the Annual Meeting:

RESOLVED, that the compensation awarded to our NEOs, as disclosed pursuant to Item 402 of Regulation S-K in the Compensation Discussion and Analysis and the tabular disclosure (together with the accompanying narrative disclosure) in this Proxy Statement, as required by the rules of the Securities and Exchange Commission, is hereby approved on an advisory basis.

YOUR VOTE MATTERS TO US

As an advisory vote, this proposal is not binding on us. However, the Compensation and Executive Development Committee, which is responsible for designing and administering our executive compensation programs, values the opinions expressed by shareholders in their vote on this proposal and expects to consider the outcome of the vote when making future compensation decisions for NEOs.

MAJORITY VOTE NEEDED

A favorable vote of a majority of the shares of our common stock present or represented by proxy and entitled to vote on the matter is necessary for approval of the proposal. Abstentions will have the same effect as a vote "against" the proposal and broker non-votes will not be counted for determining whether the proposal is approved.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE, FOR APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS**

PROPOSAL 4 To recommend, on an advisory basis, the frequency for future advisory votes to approve the compensation of our NEOs		The Board recommends a vote for **EVERY YEAR.** Our Board recommends that shareholders vote for "EVERY YEAR" for the frequency on future advisory votes to approve the compensation of our NEOs

In addition to the advisory approval of compensation for our named executive officers, we are seeking a non-binding approval by our shareholders as to the frequency for future advisory votes to approve the compensation of our NEOs. Similar to Proposal 3, this vote is required under Dodd-Frank, as well as the Exchange Act. We are providing shareholders the option of recommending a frequency of EVERY YEAR, EVERY TWO YEARS, or EVERY THREE YEARS, or abstaining from voting on this proposal.

WE BELIEVE THE ADVISORY VOTE SHOULD BE HELD EVERY YEAR

We believe that the advisory vote to approve the compensation of our NEOs should be held every year, as is our current practice, so that shareholders may express their views on a regular basis and provide more direct input and feed-back on our compensation philosophy and programs. An annual vote will allow us to gain "real-time" feedback (and provide better clarity) as we review, modify and implement our programs.

You have the opportunity to vote to recommend the frequency for future advisory votes to approve NEO compensation that you believe is appropriate— EVERY YEAR, EVERY TWO YEARS, or EVERY THREE YEARS —or you may abstain. The proxy card provides for these voting options—note that you are not voting to approve or disapprove our recommendation that the vote be held every year.

YOUR VOTE MATTERS TO US

As an advisory vote, the outcome of the vote on this proposal is not binding on us. However, the Board of Directors values the opinions expressed by shareholders, and will consider the outcome of the vote when determining the frequency of the shareholder advisory vote to approve NEO compensation.

PLURALITY VOTE NEEDED

The choice among the three options that receives the highest number of votes cast (a plurality) will be deemed to be the shareholders' preferred frequency with which Lincoln is to hold future shareholder advisory votes to approve the compensation of its NEOs. Abstentions and broker non-votes will have no effect on the result of this proposal.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EVERY YEAR FOR THE FREQUENCY FOR FUTURE ADVISORY VOTE TO APPROVE**
> **NAMED EXECUTIVE OFFICER COMPENSATION**

<table>
<tr><td>PROPOSAL 5

To approve Lincoln Electric's 2023 Equity and Incentive Compensation Plan</td><td></td><td>The Board recommends a vote FOR this proposal.
Our Board recommends that shareholders vote "FOR" the approval of Lincoln Electric's 2023 Equity and Incentive Compensation Plan.</td></tr>
</table>

On February 15, 2023, upon the recommendation of the Compensation and Executive Development Committee (which we refer to as the Compensation Committee), our Board unanimously approved and adopted the 2023 Equity and Incentive Compensation Plan (which we refer to as the 2023 Employee Plan), subject to the approval of our shareholders at the Annual Meeting. If approved by our shareholders, the 2023 Employee Plan will succeed our 2015 Equity and Incentive Compensation Plan (which we refer to as the 2015 Employee Plan). The 2015 Employee Plan has shares remaining available for new awards as of the date of this proxy statement, but if the 2023 Employee Plan is approved by our shareholders, no further grants will be made under the 2015 Employee Plan. Further, any grants under the 2015 Employee Plan after February 24, 2023 will reduce the number of shares requested under the 2023 Employee Plan, as further described below.

You are being asked to approve the 2023 Employee Plan. Our shareholders previously approved our 2015 Employee Plan, which currently allows us to grant stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares and performance units to our officers and other employees (including those of our subsidiaries) and certain consultants. The 2023 Employee Plan will continue to afford the Compensation Committee the ability to design compensatory awards that are responsive to our needs, and it authorizes this same variety of award types designed to advance our interests and long-term success by encouraging stock ownership among our employees (including officers) and those of our subsidiaries. Shareholder approval of the 2023 Employee Plan would constitute approval of 2,025,000 common shares for use under the 2023 Employee Plan, and we would no longer have available common shares remaining available under the 2015 Employee Plan as of the effective date of the 2023 Employee Plan, as further described below.

The Board recommends that you vote to approve the 2023 Employee Plan. If the 2023 Employee Plan is approved by our shareholders at the Annual Meeting, it will be effective as of the date of the Annual Meeting, and no further grants will be made on or after such date under the 2015 Employee Plan. Outstanding awards under the 2015 Employee Plan will, however, continue in effect in accordance with their terms. In the event that our shareholders do not approve the 2023 Employee Plan, then it will not become effective, no awards will be granted under the 2023 Employee Plan, and the 2015 Employee Plan will continue in accordance with its terms as previously approved by our shareholders.

The following summary of the material provisions of the 2023 Employee Plan is not intended to be exhaustive and is qualified in its entirety by the terms of the 2023 Employee Plan, a copy of which is set forth as Appendix B to this Proxy Statement.

WHY WE BELIEVE YOU SHOULD VOTE FOR PROPOSAL 5

The 2023 Employee Plan authorizes the Compensation Committee to provide equity-based compensation in the form of option rights (or stock options), stock appreciation rights (or SARs), restricted shares, restricted stock units (or RSUs), performance shares, performance units, dividend equivalents and certain other cash and stock or stock-based awards as described in the 2023 Employee Plan. The purposes of these awards is to attract and retain officers and other employees (and those of our subsidiaries), certain non-employees who perform employee functions and certain consultants, and to provide such persons incentives and rewards for performance. Some of the key features of the 2023 Employee Plan that reflect our commitment to effective management of equity and incentive compensation are set forth below.

We believe our future success depends in part on our ability to attract, motivate and retain highly qualified employees. The ability to provide equity-based and incentive-based awards under the 2023 Employee Plan is critical to achieving this success. We would be at a distinct competitive disadvantage if we could not use share-based awards to recruit and compensate our employees.

The use of our common shares as part of our compensation program is important because equity-based awards are an essential component of our compensation program for key employees, as they help link compensation with long-term shareholder value creation and reward participants based on service and/or performance.

As of February 24, 2023, only 462,318 shares remained available for issuance under the 2015 Employee Plan. If the 2023 Employee Plan is approved, these shares would no longer be available for issuance. If the 2023 Employee Plan is not approved, we may be compelled to increase the cash component of our employee compensation. This approach may not necessarily align employee compensation interests with the investment interests of our shareholders. Replacing equity awards with cash would also increase cash compensation expense and use cash that could potentially be better utilized.

The following includes aggregated information regarding our view of the overhang and dilution associated with the 2015 Employee Plan, and the potential dilution associated with the 2023 Employee Plan. Please note that we also are seeking approval for shares under our 2023 Stock Plan for Non-Employee Directors, as described below in Proposal 6, and you may want to take the information set forth in Proposal 6 into consideration when evaluating this Proposal 5 to fully determine the consequences of both proposed share requests. The information below is as of February 24, 2023. As of that date, there were approximately 57,607,457 common shares outstanding:

- Outstanding full-value awards (RSUs and performance shares based on maximum performance): 613,786 shares (approximately 1.07% of our outstanding common shares);

- Outstanding stock options: 1,184,866 shares (approximately 2.06% of our outstanding common shares) (outstanding stock options have a weighted average exercise price of $100.20 and a weighted average remaining term of 6.3 years);

- In summary, total common shares subject to outstanding awards, as described above (full-value awards and stock options): 1,798,652 shares (approximately 3.12% of our outstanding common shares, reflecting the simple dilution of the holders of common shares);

- Total common shares available for future awards under the 2015 Employee Plan: zero shares (approximately 0% of our outstanding common shares) (this is because no further grants will be made under the 2015 Employee Plan upon the effective date of the 2023 Employee Plan; further, any grants under the 2015 Employee Plan after February 24, 2023 will reduce the number of shares requested under the 2023 Employee Plan, as described below);

- Considering the 2015 Employee Plan as described above, the total number of common shares subject to outstanding awards (1,798,652 shares) represents a current overhang percentage of approximately 3.12% (in other words, the potential dilution of the holders of common shares represented by the 2015 Employee Plan);

- Proposed common shares available for awards under the 2023 Employee Plan: 2,025,000 shares (approximately 3.52% of our outstanding common shares - this percentage reflects the initial simple dilution of the holders of common shares that would occur if the 2023 Employee Plan is approved); however, any grants under the 2015 Employee Plan after February 24, 2023 will reduce the number of shares requested under the 2023 Employee Plan on a share-for-share basis and

- The total common shares subject to outstanding awards as of February 24, 2023 (1,798,652 shares), plus the proposed common shares available for future awards under the 2023 Employee Plan (2,025,000 shares, assuming no grants under the 2015 Employee Plan after February 24, 2023), represent an approximate total overhang of 3,823,652 shares (approximately 6.64%) under the 2023 Employee Plan (this percentage reflects the total fully diluted overhang).

Based on the closing price on the NASDAQ Stock Market for our common shares on February 24, 2023 of $165.91 per share, the aggregate market value as of February 24, 2023 of the 2,025,000 shares requested for issuance under the 2023 Employee Plan was $335,967,750. In 2020, 2021 and 2022, we granted awards under the 2015 Employee Plan covering 394,922 shares, 301,821 shares and 275,190 shares, respectively. Based on our basic weighted average common shares outstanding for those periods of 59,633,000, 59,309,000 and 58,030,000, respectively, for the 2020-2022 period, our average run rate, not taking into account forfeitures, was 0.55% (the run rates for these individual periods were 0.66% for 2020, 0.51% for 2021, and 0.47% for 2022).

In determining the number of shares to request for approval under the 2023 Employee Plan, our management team worked with Willis Towers Watson, our compensation consultant, and the Compensation Committee to evaluate a number of factors, including our recent share usage and criteria expected to be utilized by institutional proxy advisory firms in evaluating our proposal for the 2023 Employee Plan.

If the 2023 Employee Plan is approved, we intend to utilize the shares authorized under the 2023 Employee Plan to continue our practice of incentivizing key individuals through annual or off-cycle equity grants. We currently anticipate that the shares requested in connection with the approval of the 2023 Employee Plan will last about 6 years, based on our historical grant rates and the approximate current stock price, but could last for a different period of time if actual practice does not match historical rates or our stock price changes materially. As noted in "2023 Employee Plan Highlights" and elsewhere below, our Compensation Committee would retain full discretion under the 2023 Employee Plan to determine the number and amount of awards to be granted under the 2023 Employee Plan, subject to the terms of the 2023 Employee Plan, and future benefits that may be received by participants under the 2023 Employee Plan are not determinable at this time.

We believe that we have demonstrated a commitment to thoughtful and responsible equity compensation practices. We recognize that equity compensation awards dilute shareholder equity, so we have carefully managed our equity incentive compensation. Our equity compensation practices are intended to be competitive and consistent with market practices, and we believe our historical share usage has been disciplined and mindful of shareholder interests.

In evaluating this Proposal 5, shareholders should consider all of the information in this Proposal 5.

2023 EMPLOYEE PLAN HIGHLIGHTS

Administration. The 2023 Employee Plan will in general be administered by the Compensation Committee (or its successor), or any other committee of the Board designated by the Board to administer the 2023 Employee Plan. The Compensation Committee may delegate its authority under the 2023 Employee Plan to a subcommittee. The Compensation Committee or the subcommittee may delegate to one or more of its members or to one or more of our officers, agents or advisors, administrative duties or powers, and may authorize one or more officers to do one or both of the following (subject to certain limitations described in the 2023 Employee Plan):

- designate employees to receive awards under the 2023 Employee Plan; and
- determine the size of any such awards.

Any interpretation, construction and determination by the Compensation Committee of any provision of the 2023 Employee Plan, or of any agreement, notification or document evidencing the grant of awards under the 2023 Employee Plan, will be final and conclusive. The Compensation Committee is authorized to take appropriate action under the 2023 Employee Plan subject to the express limitations contained in the 2023 Employee Plan.

Reasonable 2023 Employee Plan Limits. Subject to adjustment as described in the 2023 Employee Plan, total awards under the 2023 Employee Plan are limited to 2,025,000 shares, minus (as of the effective date of the 2023 Employee Plan) one share for every one share subject to an award granted under the 2015 Employee Plan between February 24, 2023 and such effective date, plus any shares made available under the 2023 Employee Plan as described below. These shares may be shares of original issuance or treasury shares or a combination of the foregoing. If approved by our shareholders, the 2023 Employee Plan will become effective and no further awards will be made under the 2015 Employee Plan.

The 2023 Employee Plan also provides that, subject to adjustment as described in the 2023 Employee Plan:

- the aggregate number of common shares actually issued or transferred upon the exercise of incentive stock options, or ISOs, will not exceed 2,025,000 common shares;
- no participant will be granted stock options and/or SARs, in the aggregate, for more than 500,000 common shares during any calendar year;
- no participant will be granted awards of restricted shares, RSUs, performance shares and/or other stock-based awards, in the aggregate, for more than 500,000 common shares during any calendar year;
- no participant in any calendar year will receive awards of performance units and/or other awards payable in cash having an aggregate maximum value as of their respective grant dates in excess of $5,000,000 and;
- awards that do not comply with the applicable minimum one-year vesting period requirement provided for in the 2023 Employee Plan (as further described below) many not be granted with respect to more than 5% of the maximum number of common shares available under the 2023 Employee Plan.

Allowances for Conversion Awards and Assumed Plans. Subject to the 2023 Employee Plan's share counting rules, common shares covered by awards granted under the 2023 Employee Plan will not be counted as used unless and until the shares are actually issued or transferred. However, common shares issued or transferred under awards granted under the 2023 Employee Plan in substitution for or conversion of, or in connection with an assumption of, stock options, SARs, restricted shares, RSUs or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries will not count against (or be added back to) the aggregate share limit or other 2023 Employee Plan limits described above. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the 2023 Employee Plan, under circumstances further described in the 2023 Employee Plan, but will not count against the aggregate share limit or other 2023 Employee Plan limits described above.

Limited Share Recycling Provisions. Generally, the aggregate number of common shares available under the 2023 Employee Plan will be reduced by one common share for every one common share subject to an award granted under the 2023 Employee Plan. If any common shares issued or transferred pursuant to an award granted under the 2023 Employee Plan are forfeited, or an award granted under the 2023 Employee Plan is cancelled or forfeited, expires or is settled for cash (in whole or in part) (or if after February 24, 2023, any common shares subject to an award granted under the 2015 Employee Plan are forfeited, or an award granted under the 2015 Employee Plan is cancelled or forfeited, expires, or is settled for cash (in whole or in part)), the common shares issued or transferred pursuant to, or subject to, such award (as applicable) will, to the extent of such cancellation, forfeiture, expiration, or cash settlement, again be available for issuance or transfer as described in the 2023 Employee Plan. The following common shares will not be added back to the aggregate share limit under the 2023 Employee Plan: (1) shares tendered or otherwise used in payment of an option's exercise price; (2) shares withheld or otherwise used by us to satisfy tax withholding obligations; and (3) shares that are repurchased by us with stock option proceeds. Further, all common shares covered by SARs that are exercised and settled in shares, whether or not all common shares covered by the SARs are actually issued to the

participant upon exercise, will be considered issued or transferred pursuant to the 2023 Employee Plan. If a participant elects to give up the right to receive compensation in exchange for common shares based on fair market value, such common shares will not count against the aggregate share limit under the 2023 Employee Plan.

Minimum Vesting Periods/Double-Trigger Change in Control. The 2023 Employee Plan provides that, except for awards regarding up to an aggregate of 5% of the maximum number of common shares that may be issued or transferred under the 2023 Employee Plan, no award may have a vesting period of less than one year. Further, in the event of a Change in Control (as defined in the 2023 Employee Plan), unless otherwise determined by the Compensation Committee or set forth in an award agreement, or as provided for in an individual severance or employment agreement:

- If a Replacement Award (as defined in the 2023 Employee Plan) is not provided to replace or adjust an outstanding award, and the awardee remains continuously employed by us until the Change in Control, then then outstanding Stock Options and SARs will become fully vested and exercisable and outstanding restricted shares, RSUs, performance units, performance shares and other stock-based awards will become fully vested (for performance awards, based on the greater of target and actual performance through the most recent date prior to the Change in Control plus expected performance for the rest of the performance period) (we refer to this level of payment as the CIC payout level);

- If the awardee was a party to a severance agreement with us providing for benefits in connection with the Change in Control when he or she is terminated, and the awardee's employment was terminated by us (1) other than for Cause (as defined in the 2023 Employee Plan) or pursuant to an individually negotiated arrangement after the award's date of grant, (2) following the commencement of any discussion with a third person that resulted in the Change in Control and (3) within twelve months prior to the Change in Control, then outstanding Stock Options and SARs will become fully vested and exercisable and outstanding restricted shares, RSUs, performance units, performance shares and other stock-based awards will become fully vested (for performance awards, at the CIC payout level); and

- Upon termination of the awardee's employment with us or any successor for Good Reason (as defined in the 2023 Employee Plan), a termination of the awardee's employment by us or any successor other than a termination for Cause (as defined in the 2023 Employee Plan), or the awardee's death or disability, in each case, occurring at or during two years after the Change in Control, then all Replacement Awards will become fully vested as described in the 2023 Employee Plan, and all stock options and SARs held immediately before such termination of employment that were held as of the Change in Control or that constitute Replacement Awards will become fully exercisable and will remain exercisable until the expiration of the stated term of such award.

No Repricing Without Shareholder Approval. We have never repriced underwater stock options or SARs, and the repricing of options and SARs (outside of certain corporate transactions or adjustment events described in the 2023 Employee Plan) is prohibited without shareholder approval under the 2023 Employee Plan.

Change in Control Definition. The 2023 Employee Plan includes a definition of "Change in Control." Generally, unless otherwise prescribed by the Compensation Committee in an award agreement, a Change in Control will generally be deemed to have occurred if:

- a person or group (excluding certain purchases directly from us or by us or our subsidiaries, by our or our subsidiaries' employee benefit plans or related trusts, or by any person or group in a transaction that constitutes a "business combination" as described in the second-to-last bullet of this paragraph) acquires beneficial ownership of 30% or more of the combined voting power of our outstanding securities entitled to vote generally in the election of our directors (which we refer to as voting power), excluding certain inadvertent purchases or ownership levels as described in the definition in the 2023 Employee Plan;

- individuals who as of the effective date of the 2023 Employee Plan constituted our entire Board (which we refer to as the incumbent Board) cease to constitute at least a majority of our Board, unless their replacements are approved as described in the 2023 Employee Plan;

- we consummate a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of our assets, or the acquisition of the stock or assets of another corporation, or other transaction (which we refer to as a business combination) unless generally (1) owners of our voting power before the business combination generally own a majority of the outstanding voting power of the resulting entity, (2) no person or group (excluding certain entities) beneficially owns 30% or more of the outstanding voting power of the resulting entity, and (3) at least a majority of the board of the resulting entity were members of our incumbent Board when the initial agreement for the business combination was signed or our Board approved the business combination, if earlier; or

- our shareholders approve a complete liquidation or dissolution of our company, except pursuant to a business combination discussed in the immediately preceding bullet of this paragraph.

Other Features.

- The 2023 Employee Plan also provides that, except with respect to converted, assumed or substituted awards as described in the 2023 Employee Plan, no stock options or SARs will be granted with an exercise or base price less than the fair market value of our common shares on the date of grant.

SUMMARY OF OTHER MATERIAL TERMS OF THE 2023 EMPLOYEE PLAN

Shares Available Under the 2023 Employee Plan. Subject to adjustment as provided in the 2023 Employee Plan and the 2023 Employee Plan share counting rules, the number of common shares that may be issued or transferred:

- upon the exercise of stock options or SARs;
- as restricted shares and released from substantial risks of forfeiture;
- in payment of RSUs;
- in payment of performance shares or performance units that have been earned;
- as stock or other stock-based awards; or
- in payment of dividend equivalents;

will not exceed in the aggregate 2,025,000 common shares, plus any shares subtracted from or added (or added back) into the 2023 Employee Plan as described above.

Eligibility. Our and our subsidiaries' officers and other employees (estimated to be 12,000 persons as of February 24, 2023) may be selected by the Compensation Committee to receive awards under the 2023 Employee Plan. Any person who provides services to us or a subsidiary that are equivalent to those typically provided by an employee (estimated to be 100 persons as of February 24, 2023) may also be eligible to participate in the 2023 Employee Plan, subject to the terms of the 2023 Employee Plan. Consultants to us or our subsidiaries may also be eligible to participate in the 2023 Employee Plan (no estimated participants as of February 23, 2023). The Compensation Committee generally determines which persons will receive awards and the number of shares subject to or amount of such awards. The basis for participation in the 2023 Employee Plan by eligible persons is the selection of such persons by the Compensation Committee (or its authorized delegate) in its discretion.

Option Rights (Stock Options). The Compensation Committee may grant stock options that entitle the optionee to purchase a specified number of common shares at a price (except with respect to converted, assumed or substituted awards as described in the 2023 Employee Plan) not less than market value per share on the date of grant. The option price is payable:

- in cash or by check or wire transfer at the time of exercise,
- by the transfer to us of common shares owned by the participant having a value at the time of exercise equal to the option price,
- by a "net exercise" arrangement by which we withhold common shares otherwise issuable upon exercise of the stock option,
- by a combination of such payment methods, or
- by such other method as may be approved by the Compensation Committee.

To the extent permitted by law, the Compensation Committee may permit payment of the exercise price in a broker-assisted process by which the proceeds of a sale through a broker of some or all of the option shares are forwarded to us in payment of the exercise price.

Stock options will be evidenced by an award agreement containing such terms and provisions, consistent with the 2023 Employee Plan, as the Compensation Committee may approve. No stock option may be exercisable more than ten years from the date of grant. Each grant will specify the period of continuous service that is necessary before the stock options become exercisable. Notwithstanding the 2023 Employee Plan minimum vesting provisions, the vesting of stock options may be accelerated in the event of the awardee's retirement, death or disability, in connection with a Change in Control or as otherwise provided in the applicable award agreement. Any grant of stock options may specify management objectives (as described below) that must be achieved as a condition to exercising such rights. Stock options granted pursuant to the 2023 Employee Plan, which may be incentive stock options under the Code or non-qualified stock options, as described in the 2023 Employee Plan, may not provide for any dividends or dividend equivalents thereon.

SARs. A SAR is a right, exercisable by the surrender of a related stock option (if granted in tandem with stock options) or by itself (if granted as a free-standing SAR), to receive from us an amount equal to 100%, or such lesser percentage as the Compensation Committee may determine, of the spread between the base price (or option exercise price if a tandem SAR) and the value of our common shares on the date of exercise. Any grant may specify that the amount payable on exercise of a SAR may be paid by us in cash, in common shares, or in any combination of the two.

SARs will be evidenced by an award agreement containing such terms and provisions, consistent with the 2023 Employee Plan, as the Compensation Committee may approve. Any grant of a tandem SAR will provide that it may be exercised only at a time when the related stock option is also exercisable, at a time when the spread is positive, and by surrender of the related stock option for cancellation. Successive grants of a tandem SAR may be made to the same participant regardless of whether any tandem SARs previously granted to the participant remain unexercised. Each grant will specify in respect of each free-standing SAR a base price that, except with respect to converted, assumed or substituted awards as described in the 2023 Employee Plan, may not be less than the market value per share of a common share on the date of grant. Successive grants may be made to the same participant regardless of whether any free-standing SARs previously granted to the participant remain unexercised. No free-standing SAR granted under the 2023 Employee Plan may be exercised more than ten years from the date of grant. Each grant will specify the period of continuous service with us or any subsidiary that is necessary before the SARs become exercisable. Notwithstanding the 2023 Employee Plan minimum vesting provisions, the vesting of SARs may be accelerated in the event of the awardee's retirement, death or disability, in connection with a Change in Control or as otherwise provided in the applicable award agreement. Any grant of SARs may specify management objectives (as described below) that must be achieved as a condition to exercising such SARs. SARs granted pursuant to the 2023 Employee Plan may not provide for any dividends or dividend equivalents thereon.

Restricted Shares. A grant of restricted shares involves the immediate transfer by us to a participant of ownership of a specific number of common shares in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such common shares, but subject to a substantial risk of forfeiture and restrictions on transfer as described below. The transfer may be made without additional consideration or in consideration of a payment by the participant that is less than current market value at the date of grant, as the Compensation Committee may determine.

Restricted shares that vest only upon the passage of time must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Internal Revenue Code for a period as the Compensation Committee may determine. Each such grant or sale of restricted shares will provide that during or after the period for which such substantial risk of forfeiture is to continue, the transferability of the restricted shares will be prohibited or restricted in the manner and to the extent prescribed by the Compensation Committee at the date of grant (which restrictions may include, without limitation, rights of repurchase or first refusal or provisions subjecting the restricted shares to a continuing substantial risk of forfeiture in the hands of any transferee). Notwithstanding the 2023 Employee Plan minimum vesting provisions, the vesting of restricted shares may be accelerated in the event of the awardee's retirement, death or disability, in connection with a Change in Control or as otherwise provided in the applicable award agreement.

Any grant of restricted shares may specify management objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such shares.

Grants of restricted shares will be evidenced by an award agreement containing such terms and provisions, consistent with the 2023 Employee Plan, as the Compensation Committee may approve. Any grant or sale of restricted shares may require that any or all dividends or other distributions paid with respect to the restricted shares during the period of restriction be automatically deferred and reinvested in additional restricted shares. Dividends and dividend equivalents shall be subject to the same restrictions as the applicable portion of the underlying award.

Restricted Stock Units (RSUs). A grant of RSUs constitutes an agreement by us to deliver common shares or cash to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the restriction period as the Compensation Committee may specify. During the applicable restriction period, the participant will have no rights of ownership in the common shares deliverable upon payment of the RSUs and will have no right to vote the common shares. The Compensation Committee may, at the date of grant, authorize the payment of dividend equivalents on RSUs, either in cash or in additional common shares. However, dividends or other distributions on common shares underlying RSUs will be subject to the same restrictions as the applicable portion of the underlying award.

RSUs will have a restriction period as determined by the Compensation Committee. Notwithstanding the 2023 Employee Plan minimum vesting provisions, the vesting of RSUs may be accelerated in the event of the awardee's retirement, death or disability, in connection with a Change in Control or as otherwise provided in the applicable award agreement. Any grant of RSUs may specify management objectives that, if achieved, will result in termination or early termination of the restriction period applicable to such common shares.

RSUs will be evidenced by an award agreement containing such terms and provisions, consistent with the 2023 Employee Plan, as the Compensation Committee may approve. Each grant or sale of RSUs may be made without additional consideration or in consideration of a payment by such participant that is less than the market value per share of common shares at the date of grant. Each grant or sale of RSUs will also specify the time and manner of payment of the RSUs that have been earned and will specify that the amount payable with respect to such grant will be paid by us in common shares or cash, or a combination of the two.

Performance Shares and Performance Units. A performance share is the equivalent of one common share and a performance unit is the equivalent of $1.00 or such other value as determined by the Compensation Committee. A participant may be granted any number of performance shares or performance units, subject to the limitations set forth above. The participant will be given one or more management objectives to meet within a specified period, or Performance Period. The specified Performance Period will be a period of time as determined by the Compensation Committee at grant. Notwithstanding the 2023 Employee Plan minimum vesting provisions, the vesting of performance shares and performance units may be accelerated in the event of the awardee's retirement, death or disability, in connection with a Change in Control or as otherwise provided in the applicable award agreement.

Each grant of performance shares or performance units may specify, in respect of the relevant management objectives, a minimum acceptable level or levels of achievement and may set forth a formula for determining the number of performance shares or performance units that will be earned if performance is at or above the minimum or threshold level or levels, or is at or above the target level or levels, but falls short of maximum achievement of the specified management objectives.

To the extent earned, performance shares or performance units will be paid to the participant at the time and in the manner determined by the Compensation Committee. Any grant may specify that the amount payable with respect thereto may be paid by us in cash, common shares, in restricted shares or RSUs, or any combination thereof. The Compensation Committee may, at the date of grant of performance shares, provide for the payment of dividend equivalents to a participant either in cash or in additional common shares, subject to the same restrictions as the applicable portion of the underlying award.

Performance shares and performance units will be evidenced by an award agreement containing such terms and provisions, consistent with the 2023 Employee Plan, as the Compensation Committee may approve. Each grant will specify the amount of cash performance shares or performance units to which it pertains, which number may be subject to adjustment to reflect changes in compensation or other factors.

Other Awards. The Compensation Committee may, subject to limitations under applicable law, grant to any participant shares or such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, common shares or factors that may influence the value of such shares, including, without limitation:

- convertible or exchangeable debt securities;
- other rights convertible or exchangeable into common shares;
- purchase rights for common shares;

- awards with value and payment contingent upon our performance or specified subsidiaries, affiliates or other business units of ours or any other factors designated by the Compensation Committee; and
- awards valued by reference to the book value of common shares or the value of securities of, or the performance of specified subsidiaries or affiliates or other business units of ours.

The Compensation Committee will determine the terms and conditions of the other awards. Common shares delivered pursuant to an award in the nature of a purchase right will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, common shares, other awards, notes or other property, as the Compensation Committee will determine. Cash awards, as an element of or supplement to any other award granted under the 2023 Employee Plan, may also be granted.

The Compensation Committee may grant shares as a bonus, or may grant other awards in lieu of our obligations to pay cash or deliver other property under the 2023 Employee Plan or under other plans or compensatory arrangements, subject to terms as determined by the Compensation Committee in compliance with Section 409A of the Code. Notwithstanding the 2023 Employee Plan minimum vesting provisions, the vesting of other awards may be accelerated in the event of the awardee's retirement, death or disability, in connection with a Change in Control or as otherwise provided in the applicable award agreement.

Management Objectives. The 2023 Employee Plan requires that the Compensation Committee establish "management objectives" for purposes of performance shares and performance units. When so determined by the Compensation Committee, stock options, SARs, restricted shares, RSUs, dividend equivalents or other awards under the 2023 Employee Plan may also specify management objectives. Management objectives may be described in terms of company-wide objectives or objectives that are related to the performance of the individual participant or of one or more of the subsidiaries, divisions, departments, regions, functions or other organizational units within the company or its subsidiaries. The management objectives may be made relative to the performance of other companies or subsidiaries, divisions, departments, regions, functions or other organizational units within such other companies, and may be made relative to an index or one or more of the performance criteria themselves.

Amendments. Our Board may at any time and from time to time amend the 2023 Employee Plan in whole or in part. However, if an amendment to the 2023 Employee Plan must be approved by our shareholders in order to comply with applicable law or the rules of the NASDAQ Stock Market (or our other applicable securities exchange), then such amendment will be subject to shareholder approval and will not be effective until such approval has been obtained. The Compensation Committee may amend the terms of any awards granted under the 2023 Employee Plan prospectively or retroactively. Except in connection with certain corporate transactions described in the 2023 Employee Plan, no amendment will materially impair the rights of any participant without his or her consent. Our Board may, in its discretion, terminate the 2023 Employee Plan at any time. Termination of the 2023 Employee Plan will not affect the rights of participants or their successors under any outstanding awards and not exercised in full on the date of termination.

No Repricing of Stock Options or SARs Without Shareholder Approval. Except in connection with certain corporate transactions described in the 2023 Employee Plan, the terms of outstanding awards may not be amended to reduce the option price of outstanding stock options or the base price of outstanding SARs, or cancel outstanding stock options or SARs in exchange for cash, other awards or stock options or SARs with an option price or base price, as applicable, that is less than the option price of the original stock options or base price of the original SARs, as applicable, without shareholder approval. This restriction is intended to prohibit the repricing of "underwater" stock options and SARs and will not be construed to prohibit the adjustments in connection with certain corporate transactions provided for in the 2023 Employee Plan. This prohibition may not be amended without approval by our shareholders.

Transferability. Except as otherwise determined by the Compensation Committee, no stock option, SAR, restricted share, RSU, performance share, performance unit, or other award granted under the 2023 Employee Plan, or dividend equivalents paid with respect to awards made under the 2023 Employee Plan, will be transferable by the participant except pursuant to a domestic relations order (that contains any information required by us to effectuate the transfer) or by will or the laws of descent and distribution, and in no event shall any such award granted under the 2023 Employee Plan be transferred for value. Except as otherwise determined by the Compensation Committee, stock options and SARs will be exercisable during the participant's lifetime only by him or her or, in the event of the participant's legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the participant in a fiduciary capacity under state law and/or court supervision. The Compensation Committee may provide at the date of grant additional restrictions on transfer for certain common shares earned under the 2023 Employee Plan.

Adjustments. The Compensation Committee shall make or provide for such adjustments in the numbers of common shares covered by outstanding stock options, SARs, RSUs, performance shares and performance units granted under the 2023 Employee Plan and, if applicable, in the number of common shares covered by other awards, in the option price and base price provided in outstanding stock options and SARs, in the kind of stock covered by such awards and in the other terms, as the Compensation Committee, in its sole discretion, exercised in good faith, shall determine is equitably required to prevent dilution or enlargement of the rights of participants or optionees that otherwise would result from:

- any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of our company;

- any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities; or
- any other corporate transaction or event having an effect similar to these events or transactions.

However, such adjustments shall be made automatically, without the necessity of Compensation Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in out shares. Moreover, in the event of any such transaction or event or in the event of a change in control, the Compensation Committee shall provide in substitution for any or all outstanding awards under the 2023 Employee Plan such alternative consideration (including cash), if any, as it, in good faith, shall determine to be equitable in the circumstances and may require the surrender of all awards so replaced in a manner that complies with Section 409A of the Internal Revenue Code.

In addition, for each stock option or SAR with an option price or base price greater than the consideration offered in connection with any such termination or event or change in control, the Compensation Committee may in its discretion elect to cancel such stock option or SAR without any payment to the person holding such stock option or SAR. The Compensation Committee shall also make or provide for such adjustments in the total number of shares of common shares available under the 2023 Employee Plan, the per-person award limits expressed in shares and any other share limits under the 2023 Employee Plan as the Compensation Committee, in good faith, may determine is appropriate to reflect any transaction or event described above. However, any adjustment to the number of ISOs that may be granted under the 2023 Employee Plan will be made only if and to the extent that such adjustment would not cause any option intended to qualify as an ISO to fail to so qualify. Adjustments do not need to be the same for all awardees.

Detrimental Activity and Recapture Provisions. Any award agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment of any gain related to an award, or other provisions intended to have a similar effect, upon terms and conditions determined by the Compensation Committee, if a participant, either during (1) his or her employment or other service with us or a subsidiary or (2) within a specific period after termination of employment or service, engages in any "detrimental activity" (as defined in such award agreement). In addition, any award agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to us of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Compensation Committee from time to time or under Section 10D of the Securities Exchange Act of 1934, as amended, or the rules of any national securities exchange or national securities association on which our common shares are traded.

Withholding Taxes. To the extent that we are required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a participant or other person under the 2023 Employee Plan, and the amounts available to us for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the participant or such other person make arrangements satisfactory to us for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Compensation Committee) may include relinquishment of a portion of such benefit or the delivery to us of our common shares. In no event shall the market value of the common shares to be withheld and delivered to satisfy applicable withholding taxes in connection with the benefit exceed the maximum amount of taxes required to be withheld.

Effective Date and Termination. The 2023 Employee Plan will be effective as of the date the 2023 Employee Plan is approved by our shareholders (which we refer to as the Effective Date). No grants will be made under the 2015 Employee Plan on or after the Effective Date, except that outstanding awards granted under the 2015 Employee Plan will continue unaffected following the Effective Date.

No grant will be made under the 2023 Employee Plan after April 19, 2033, which date is 10 years after the date on which our shareholders will have an opportunity to approve the 2023 Employee Plan, but all grants made on or prior to such date will continue in effect thereafter subject to the terms of the applicable award agreement and the terms of the 2023 Employee Plan.

We will not be required to issue any fractional common shares under the 2023 Employee Plan, but the Compensation Committee can either eliminate fractional common shares for no payment or settle fractional common shares in cash.

Stock-Based Awards in Substitution for Options or Other Awards Granted by Another Company. Awards may be granted under the 2023 Employee Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, stock appreciation rights, restricted stock, restricted stock units or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries. Any conversion, substitution or assumption will be effective as of the close of the merger or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Section 409A of the Internal Revenue Code. The awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of the 2023 Employee Plan, and may account for common shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

In the event that a company acquired by us or any of our subsidiaries or with which we or any subsidiary merges has shares available under a pre-existing plan previously approved by shareholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such plan (as adjusted, to the extent appropriate, to reflect such acquisition or merger) may be used for awards made after such acquisition or merger under the 2023 Employee Plan. However, awards using such available shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or merger, and may only be made to individuals who were not our employees or directors or employees or directors of any of our subsidiaries prior to the acquisition or merger.

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of some of the federal income tax consequences of certain transactions under the 2023 Employee Plan based on federal income tax laws in effect. This summary, which is presented for the information of shareholders considering how to vote on this proposal and not for 2023 Employee Plan participants, is not intended to be complete and does not describe federal taxes other than income taxes (such as Medicare and Social Security taxes), or state local or foreign tax consequences.

TAX CONSEQUENCES TO PARTICIPANTS

Non-Qualified Stock Options. In general: (1) no income will be recognized by an optionee at the time a non-qualified stock option is granted; (2) at the time of exercise of a non-qualified stock option, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the common shares and the fair market value of the common shares, if unrestricted, on the date of exercise; and (3) at the time of sale of common shares acquired pursuant to the exercise of a non-qualified stock option, appreciation (or depreciation) in value of the common shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the common shares have been held.

Incentive Stock Options (ISOs). No income generally will be recognized by an optionee upon the grant or exercise of an ISO. If common shares are issued to the optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of such common shares is made by such optionee within two years after the date of grant or within one year after the transfer of such common shares to the optionee, then upon sale of such common shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If common shares acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such common shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such common shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

SARs. No income will be recognized by a participant in connection with the grant of a tandem SAR or a free-standing SAR. When the SAR is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted common shares received on the exercise.

Restricted Shares. The recipient of restricted shares generally will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the participant for such restricted shares) at such time as the common shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Internal Revenue Code (which we refer to as the Restrictions). However, a recipient may instead elect under Section 83(b) of the Internal Revenue Code within 30 days of the date of transfer of the common shares to have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such common shares (determined without regard to the Restrictions) over the purchase price, if any, of such restricted shares. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares that is subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

RSUs. No income generally will be recognized upon the award of RSUs. The recipient of a RSU award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted common shares on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such RSUs), and the capital gains/loss holding period for such shares will also commence on such date.

Performance Shares and Performance Units. No income generally will be recognized upon the grant of performance shares or performance units. Upon payment in respect of the earn-out of performance shares or performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted common shares received.

TAX CONSEQUENCES TO US OR OUR SUBSIDIARIES

To the extent that a participant recognizes ordinary income in the circumstances described above, we or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Internal Revenue Code.

NEW PLAN BENEFITS

It is not possible to determine the specific amounts and types of awards that may be awarded in the future under the 2023 Employee Plan because the grant and actual settlement of awards under the 2023 Employee Plan are subject to the discretion of the plan administrator.

REGISTRATION WITH THE SEC

We intend to file a Registration Statement on Form S-8 relating to the issuance of common shares under the 2023 Employee Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as practicable after approval of the 2023 Employee Plan by our shareholders.

MAJORITY VOTE NEEDED

Approval of Proposal 5 requires the affirmative vote of the holders of a majority of Lincoln Electric common shares present or represented by Proxy at the Annual Meeting and entitled to vote on the matter when a quorum is present. Abstentions will have the effect of a vote "against". Broker non-votes will not be considered entitled to vote on this item and, therefore, will not be counted in determining the results. Unless otherwise directed, shares represented by proxy will be voted FOR the approval of Proposal 5.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE**
> **2023 EQUITY AND INCENTIVE COMPENSATION PLAN**

PROPOSAL 6		The Board recommends a vote **FOR** this proposal. Our Board recommends that shareholders vote "FOR" the approval of Lincoln Electric's 2023 Stock Plan for Non-Employee Directors.
To approve Lincoln Electric's 2023 Stock Plan for Non-Employee Directors		

On February 15, 2023, upon the recommendation of the Nominating and Corporate Governance Committee (which we refer to as the Nominating Committee), our Board unanimously approved and adopted the 2023 Stock Plan for Non-Employee Directors (which we refer to as the 2023 Director Plan), subject to the approval of our shareholders at the Annual Meeting. If approved by our shareholders, the 2023 Director Plan will succeed our 2015 Stock Plan for Non-Employee Directors, as amended (which we refer to as the 2015 Director Plan). The 2015 Director Plan has shares remaining available for new awards as of the date of this proxy statement, but if the 2023 Director Plan is approved by our shareholders, no further grants will be made under the 2015 Director Plan. You are being asked to approve the 2023 Director Plan. Our shareholders previously approved our 2015 Director Plan, which currently allows us to grant stock options, restricted shares and restricted stock units to our non-employee directors. Shareholder approval of the 2023 Director Plan would constitute approval of 200,000 common shares for use under the 2023 Director Plan, and we would no longer have available common shares remaining available under the 2015 Director Plan as of the effective date of the 2023 Director Plan, as further described below. The new share request under the 2023 Director Plan is subject to adjustment, including under the 2023 Director Plan share counting rules.

The Board recommends that you vote to approve the 2023 Director Plan. If the 2023 Director Plan is approved by our shareholders at the Annual Meeting, it will be effective as of the date of the Annual Meeting, and no further grants will be made on or after such date under the 2015 Director Plan. Outstanding awards under the 2015 Director Plan will, however, continue in effect in accordance with their terms. In the event that our shareholders do not approve the 2023 Director Plan, then it will not become effective, no awards will be granted under the 2023 Director Plan, and the 2015 Director Plan will continue in accordance with its terms as previously approved by our shareholders.

The following summary of the material provisions of the 2023 Director Plan is not intended to be exhaustive and is qualified in its entirety by the terms of the 2023 Director Plan, a copy of which is set forth as Appendix C to this Proxy Statement.

WHY WE BELIEVE YOU SHOULD VOTE FOR PROPOSAL 6

The 2023 Director Plan authorizes the Nominating Committee to provide equity-based compensation in the form of option rights (or stock options), stock appreciation rights (or SARs), restricted shares, restricted stock units (or RSUs), dividend equivalents and certain other cash and stock or stock-based awards. The purposes of these awards are to: encourage our non-employee directors to own our stock; align the non-employee directors' interests with those of our shareholders; provide non-employee directors with a vested interest in our attainment of our financial goals; and provide financial incentives that will help attract and retain the most qualified non-employee directors. Some of the key features of the 2023 Director Plan that reflect our commitment to effective management of equity and incentive compensation are set forth below.

We believe our future success depends in part on our ability to attract, motivate and retain highly qualified non-employee directors. The ability to provide equity-based awards under the 2023 Director Plan is a critical component to achieving this success. We would be at a distinct competitive disadvantage if we could not use equity-based awards to recruit, motivate and retain non-employee directors.

We also believe that equity compensation motivates non-employee directors to appropriately focus on actions that enhance shareholder value because they will share in that value enhancement through improved share price performance. Our equity compensation also effectively retains our non-employee directors and promotes a focus on sustained enhancement of shareholder value because our equity compensation awards can be subject to vesting.

As of February 24, 2023, no more than 186,917 shares remained available for issuance under the 2015 Director Plan (all of which remained available for issuance for restricted stock or RSU awards). All expected grants for our non-employee Directors have already been made under the 2015 Director Plan, and thus no grants with respect to any of these 186,917 shares will be made if the 2023 Director Plan is approved by our shareholders. If the 2023 Director Plan is not approved, we may be compelled to increase the cash component of our non-employee director compensation, which may not necessarily align non-employee director interests with the investment interests of our shareholders as well as the alignment provided by equity-based awards. Replacing equity awards with cash would also increase cash compensation expense and use cash that could potentially be better utilized.

The following includes aggregated information regarding our view of the overhang and dilution associated with the 2015 Director Plan and the potential dilution associated with the 2023 Director Plan. Please note that we also are seeking approval for shares under our 2023 Equity and Incentive Compensation Plan as described above in Proposal 5, and you may want to take the information set forth in Proposal 5 into consideration when evaluating this Proposal 6 to fully determine the consequences of both proposed share requests. The information below is as of February 24, 2023. As of that date, there were approximately 57,607,457 common shares outstanding:

UNDER THE 2015 DIRECTOR PLAN:

- Outstanding stock options: covering zero common shares (0% of our outstanding common shares);
- Outstanding full-value awards: 34,492 shares (0.06% of our outstanding shares);
- Total shares subject to outstanding awards, as described above: 34,492 shares (0.06% of our outstanding shares);
- Total shares available for future awards under the 2015 Director Plan: no more than 186,917 shares (0.32% of our outstanding shares); and

- Considering the 2015 Director Plan as described above, the total number of shares subject to outstanding awards under the 2015 Director Plan (34,492 shares) represents a current overhang or dilution to our shareholders of approximately 0.06%. Again, all expected grants for our non-employee Directors have already been made under the 2015 Director Plan, and thus no grants with respect to any of such 186,917 shares available for future awards under the 2015 Director Plan will be made if the 2023 Director Plan is approved by our shareholders.

UNDER THE 2023 DIRECTOR PLAN:

- Proposed total shares available for issuance under the 2023 Director Plan: 200,000 shares (which represents a potential overhang or dilution to our shareholders of approximately 0.34%).

TOTAL POTENTIAL OVERHANG OR DILUTION UNDER 2015 DIRECTOR PLAN AND PROPOSED 2023 DIRECTOR PLAN:

- The total shares subject to outstanding awards under the 2015 Director Plan, as of February 24, 2023 (34,492 shares), plus zero total shares available for future awards under the 2015 Director Plan as of that date (this number is zero because all expected grants for our non-employee Directors have already been made under the 2015 Director Plan, and thus no grants with respect to any of such 186,917 shares available for future awards under the 2015 Director Plan will be made if the 2023 Director Plan is approved by our shareholders), plus the proposed shares available for issuance under the 2023 Director Plan (200,000 shares), represent a total potential overhang or dilution of 234,492 shares or approximately 0.41%.

Based on the closing price on the NASDAQ Stock Market for our common shares on February 24, 2023 of $165.91 per share, the aggregate market value as of February 24, 2023 of the 200,000 shares requested for issuance under the 2023 Director Plan was $33,182,000. In 2020, 2021 and 2022, we granted awards under the 2015 Director Plan covering 12,603 shares, 11,726 shares, and 9,756 shares, respectively. Based on our basic weighted average common shares outstanding for those three years of 59,633,000, 59,309,000 and 58,030,000, respectively, for the three-year period 2020-2022, our average run rate, not taking into account forfeitures, was 0.02% (our individual years' run rates were 0.02% for 2020, 0.02% for 2021 and 0.02% for 2022).

In determining the number of shares to request for approval under the 2023 Director Plan, our management team worked with Willis Towers Watson, our compensation consultant and the Nominating Committee to evaluate a number of factors including our recent share usage and criteria expected to be utilized by certain stakeholders in evaluating our proposal for the 2023 Director Plan.

If the 2023 Director Plan is approved, we intend to utilize the shares authorized under the 2023 Director Plan to continue our practice of incentivizing key individuals through annual or off-cycle equity grants. We currently anticipate that the shares requested in connection with the approval of the 2023 Director Plan will last 10 years, based on our historical grant rates and the approximate current stock price, but could last for a different period of time if actual practice does not match historical rates or our stock price changes materially. As noted in "2023 Director Plan Highlights" and elsewhere below, our Nominating Committee would retain full discretion under the 2023 Director Plan to determine the number and amount of awards to be granted under the 2023 Director Plan, subject to the terms of the 2023 Director Plan, and future benefits that may be received by participants under the 2023 Director Plan are not determinable at this time.

We believe that we have demonstrated a commitment to thoughtful and responsible equity compensation practices. We recognize that equity compensation awards dilute shareholder equity, so we have carefully managed our equity incentive compensation. Our equity compensation practices are intended to be competitive and consistent with market practices, and we believe our historical share usage has been disciplined and mindful of shareholder interests.

In evaluating this Proposal 6, shareholders should consider all of the information in this Proposal 6.

2023 DIRECTOR PLAN HIGHLIGHTS

Administration. The 2023 Director Plan will in general be administered by the Nominating Committee (or its successor), or any other committee of the Board designated by the Board to administer the 2023 Director Plan. The Nominating Committee may delegate its authority under the 2023 Director Plan to a subcommittee.

Reasonable 2023 Director Plan Limits. Subject to adjustment as described in the 2023 Director Plan, total awards under the 2023 Director Plan are limited to 200,000 shares, plus any shares added (or added back) into the 2023 Director Plan as described below. These shares may be shares of original issuance or treasury shares or a combination of the foregoing. If approved by our shareholders, the 2023 Director Plan will become effective and no further awards will be made under the 2015 Director Plan.

The 2023 Director Plan also provides that, subject to adjustment as described in the 2023 Director Plan:

- no participant will be granted common-share based awards, in the aggregate, for more than 13,000 common shares during any calendar year; and

- no participant will be granted cash-based awards having an aggregate maximum value in excess of $300,000.

Allowances for Conversion Awards and Assumed Plans. Subject to the 2023 Director Plan's share counting rules, common shares covered by awards granted under the 2023 Director Plan will not be counted as used unless and until the shares are actually issued or transferred. However, common shares issued or transferred under awards granted under the 2023 Director Plan in substitution for or conversion of, or in connection with an assumption of, stock options, SARs, restricted shares, RSUs or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries will not count against (or be added back to) the aggregate share limit or other 2023 Director Plan limits described above. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the 2023 Director Plan, under circumstances further described in the 2023 Director Plan, but will not count against the aggregate share limit or other 2023 Director Plan limits described above.

Limited Share Recycling Provisions. Generally, the aggregate number of common shares available under the 2023 Director Plan will be reduced by one common share for every one common share subject to an award granted under the 2023 Director Plan. Common shares covered by an award granted under the 2023 Director Plan will not be counted as used unless and until they are actually issued and delivered, but the total number of common shares available under the 2023 Director Plan as of a given date will not be reduced by any common shares relating to prior awards that have expired or have been forfeited, cancelled or settled for cash. Upon payment in cash of the benefit provided by any award granted under the 2023 Director Plan, any common shares that were covered by the applicable portion of such award will again be available for issuance or transfer under the 2023 Director Plan. The following common shares will not be added back to the aggregate share limit under the 2023 Director Plan: (1) shares tendered or otherwise used in payment of an option's exercise price; and (2) shares that are repurchased by us with stock option proceeds. Further, all common shares covered by SARs that are exercised and settled in shares, whether or not all common shares covered by the SARs are actually issued to the participant upon exercise, will be considered issued or transferred pursuant to the 2023 Director Plan. If a participant elects to give up the right to receive compensation in exchange for common shares based on fair market value, such common shares will not count against the aggregate share limit under the 2023 Director Plan.

Minimum Vesting Periods/Double-Trigger Change in Control. The 2023 Director Plan provides that, except for awards regarding up to an aggregate of 5% of the maximum number of common shares that may be issued or transferred under the 2023 Director Plan, no award may have a vesting period of less than one year. Further, in the event of a Change in Control (as defined in the 2023 Director Plan), unless otherwise determined by the Compensation Committee or set forth in an award agreement, or as provided for in an individual severance or employment agreement:

- If a Replacement Award (as defined in the 2023 Director Plan) is not provided to replace or adjust an outstanding award, then then outstanding Stock Options and SARs will become fully vested and exercisable and outstanding restricted shares, RSUs and other stock-based awards will become fully vested; and
- Upon termination of the awardee's service with us or any successor other than for Cause (as defined in the 2023 Director Plan), or the awardee's death or disability, at or during the period of two years after the Change in Control, then all Replacement Awards will become fully vested as described in the 2023 Director Plan, and all stock options and SARs held immediately before such termination of service that were held as of the Change in Control or that constitute Replacement Awards will become fully exercisable and will remain exercisable until the expiration of the stated term of such award.

No Repricing Without Shareholder Approval. We have never repriced underwater stock options or SARs, and the repricing of options and SARs (outside of certain corporate transactions or adjustment events described in the 2023 Director Plan) is prohibited without shareholder approval under the 2023 Director Plan.

Change in Control Definition. The 2023 Director Plan includes a definition of "Change in Control." Generally, unless otherwise prescribed by the Nominating Committee in an award agreement, a Change in Control will generally be deemed to have occurred if:

- a person or group (excluding certain purchases directly from us or by us or our subsidiaries, by our or our subsidiaries' employee benefit plans or related trusts, or by any person or group in a transaction that constitutes a "business combination" as described in the second-to-last bullet of this paragraph) acquires beneficial ownership of 30% or more of the combined voting power of our outstanding securities entitled to vote generally in the election of our directors (which we refer to as voting power), and excluding certain inadvertent purchases or ownership levels as described in the definition in the 2023 Director Plan;

- individuals who as of the effective date of the 2023 Director Plan constituted our entire Board (which we refer to as the incumbent Board) cease to constitute at least a majority of our Board, unless their replacements are approved as described in the 2023 Director Plan;
- we consummate a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of our assets, or the acquisition of the stock or assets of another corporation, or other transaction (which we refer to as a business combination) unless generally (1) owners of our voting power before the business

combination generally own a majority of the outstanding voting power of the resulting entity, (2) no person or group (excluding certain entities) beneficially owns 30% or more of the outstanding voting power of the resulting entity, and (3) at least a majority of the board of the resulting entity were members of our incumbent Board when the initial agreement for the business combination was signed or our Board approved the business combination, if earlier; or
- our shareholders approve a complete liquidation or dissolution of our company, except pursuant to a business combination discussed in the immediately preceding bullet of this paragraph.

Exercise and Base Price Not Less Than Fair Market Value. The 2023 Director Plan also provides that, except with respect to converted, assumed or substituted awards as described in the 2023 Director Plan, no stock options or SARs will be granted with an exercise or base price less than the fair market value of our common shares on the date of grant.

SUMMARY OF OTHER MATERIAL TERMS OF THE 2023 DIRECTOR PLAN

Shares Available Under the 2023 Director Plan. Subject to adjustment as provided in the 2023 Director Plan and the 2023 Director Plan share counting rules, the number of common shares that may be issued or transferred:

- upon the exercise of stock options or SARs;
- as restricted shares and released from substantial risks of forfeiture;
- in payment of RSUs;
- as stock or other stock-based awards; or
- in payment of dividend equivalents;

will not exceed in the aggregate 200,000 common shares, plus any shares added (or added back) into the 2023 Director Plan as described above. These shares may be shares of original issuance or treasury shares or a combination of the foregoing. As of February 24, 2023, the closing price for our common shares on the NASDAQ Stock Market was $165.91.

Eligibility. Our non-employee directors (9 persons as of February 24, 2023) may be granted awards under the 2023 Director Plan by the Nominating Committee. The basis for participation in the 2023 Director Plan by eligible persons is the selection of such persons for participation by the Nominating Committee (or their proper delegate) in their discretion.

Option Rights (Stock Options). The Nominating Committee may grant stock options that entitle the optionee to purchase a specified number of common shares at a price (except with respect to converted, assumed or substituted awards as described in the 2023 Director Plan) not less than market value per share on the date of grant. The option price is payable

- in cash, check or wire transfer at the time of exercise,
- by the transfer to us of common shares owned by the participant having a value at the time of exercise equal to the option price,
- by a "net exercise" arrangement by which we withhold common shares otherwise issuable upon exercise of the stock option,
- by a combination of such payment methods, or
- by such other method as may be approved by the Nominating Committee.

To the extent permitted by law, the Nominating Committee may permit payment of the exercise price in a broker-assisted process by which the proceeds of a sale through a broker of some or all of the option shares are forwarded to us in payment of the exercise price.

Stock options will be evidenced by an award agreement containing such terms and provisions, consistent with the 2023 Director Plan, as the Nominating Committee may approve. No stock option may be exercisable more than ten years from the date of grant. Each grant will specify the period of continuous service that is necessary before the stock options become exercisable. Notwithstanding the 2023 Director Plan minimum vesting provisions, the vesting of stock options may be accelerated in the event of the awardee's retirement, death or disability, in connection with a Change in Control or as otherwise provided in the applicable award agreement. Stock options granted pursuant to the 2023 Director Plan may not provide for any dividends or dividend equivalents thereon.

SARs. A SAR is a right, exercisable by the surrender of a related stock option (if granted in tandem with stock options) or by itself (if granted as a free-standing SAR), to receive from us an amount equal to 100%, or such lesser percentage as the Nominating Committee may determine, of the spread between the base price (or option exercise price if a tandem SAR) and the value of our shares on the date of exercise. Any grant may specify that the amount payable on exercise of a SAR may be paid by us in cash, in common shares, or in any combination of the two.

SARs will be evidenced by an award agreement containing such terms and provisions, consistent with the 2023 Director Plan, as the Nominating Committee may approve. Any grant of a tandem SAR will provide that it may be exercised only at a time when the related stock option is also exercisable, at a time when the spread is positive, and by surrender of the related stock option for cancellation. Successive grants of a tandem SAR may be made to the same participant regardless of whether any tandem SARs previously granted to the participant remain unexercised. Each grant will specify in respect of each free-standing SAR a base price that, except with respect to converted, assumed or substituted awards as described in the 2023 Director Plan, may not be less than the market value per share of a common share on the date of grant. Successive grants may be made to the same participant regardless of whether any free-standing SARs previously granted to the participant remain unexercised. No free-standing SAR granted under the 2023 Director Plan may be exercised more than ten years from the date of grant. Each grant may specify the period of continuous service with us that is necessary before the SARs become exercisable. Notwithstanding the 2023 Director Plan minimum vesting provisions, the vesting of SARs may be accelerated in the event of the awardee's retirement, death or disability, in connection with a Change in Control or as otherwise provided in the applicable award agreement. SARs granted pursuant to the 2023 Director Plan may not provide for any dividends or dividend equivalents thereon.

Restricted Shares. A grant of restricted shares involves the immediate transfer by us to a participant of ownership of a specific number of common shares in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such common shares, but subject to a substantial risk of forfeiture and restrictions on transfer as described below. The transfer may be made without additional consideration or in consideration of a payment by the participant that is less than current market value at the date of grant, as the Nominating Committee may determine.

Restricted shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Internal Revenue Code for a period as the Nominating Committee may determine. Each such grant or sale of restricted shares will provide that during or after the period for which such substantial risk of forfeiture is to continue, the transferability of the restricted shares will be prohibited or restricted in the manner and to the extent prescribed by the Nominating Committee at the date of grant (which restrictions may include, without limitation, rights of repurchase or first refusal or provisions subjecting the restricted shares to a continuing substantial risk of forfeiture in the hands of any transferee). Notwithstanding the 2023 Director Plan minimum vesting provisions, the vesting of restricted shares may be accelerated in the event of the awardee's retirement, death or disability, in connection with a Change in Control or as otherwise provided in the applicable award agreement.

Grants of restricted shares will be evidenced by an award agreement containing such terms and provisions, consistent with the 2023 Director Plan, as the Nominating Committee may approve. Any grant or sale of restricted shares may require that any or all dividends or other distributions paid with respect to the restricted shares during the period of restriction be automatically deferred and reinvested in additional restricted shares. Dividends and dividend equivalents shall be subject to the same restrictions as the applicable portion of the underlying award.

Restricted Stock Units (RSUs). A grant of RSUs constitutes an agreement by us to deliver common shares or cash to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the restriction period as the Nominating Committee may specify. During the applicable restriction period, the participant will have no rights of ownership in the common shares deliverable upon payment of the RSUs and will have no right to vote the common shares. The Nominating Committee may, at the date of grant, authorize the payment of dividend equivalents on RSUs, either in cash or in additional common shares, subject to the same restrictions as the applicable portion of the underlying award.

RSUs will have a restriction period as determined by the Nominating Committee. Notwithstanding the 2023 Director Plan minimum vesting provisions, the vesting of RSUs may be accelerated in the event of the awardee's retirement, death or disability, in connection with a Change in Control or as otherwise provided in the applicable award agreement.

RSUs will be evidenced by an award agreement containing such terms and provisions, consistent with the 2023 Director Plan, as the Nominating Committee may approve. Each grant or sale of RSUs may be made without additional consideration or in consideration of a payment by such participant that is less than the market value per share of common shares at the date of grant. Each grant or sale of RSUs will also specify the time and manner of payment of the RSUs that have been earned and will specify that the amount payable with respect to such grant will be paid by us in common shares or cash, or a combination of the two.

Other Awards. The Nominating Committee may, subject to limitations under applicable law, grant to any participant shares or such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, common shares or factors that may influence the value of such shares, including, without limitation:

- convertible or exchangeable debt securities;
- other rights convertible or exchangeable into common shares;
- purchase rights for common shares;
- awards with value and payment contingent upon any other factors designated by the Nominating Committee; and
- awards valued by reference to the book value of common shares or other company securities.

The Nominating Committee will determine the terms and conditions of the other awards. Common shares delivered pursuant to an award in the nature of a purchase right will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, common shares, other awards, notes or other property, as the Nominating Committee will determine. Cash awards, as an element of or supplement to any other award granted under the 2023 Director Plan, may also be granted.

The Committee may grant shares as a bonus, or may grant other awards in lieu of our obligations to pay cash or deliver other property under the 2023 Director Plan or under other plans or compensatory arrangements, subject to terms as determined by the Committee in compliance with Section 409A of the Code. Notwithstanding the 2023 Director Plan minimum vesting provisions, the vesting of other awards may be accelerated in the event of the awardee's retirement, death or disability, in connection with a Change in Control or as otherwise provided in the applicable award agreement.

Administration. The interpretation and construction by the Nominating Committee of any provision of the 2023 Director Plan or of any agreement, notification or document evidencing the awards and any determination by the Nominating Committee will be final and conclusive. No member of the Nominating Committee will be liable for any such action or determination made in good faith. In addition, the Nominating Committee is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained in the 2023 Director Plan, and no authorization in any provision of the 2023 Director Plan is intended or may be deemed to constitute a limitation on the authority of the Nominating Committee.

To the extent permitted by law, the Nominating Committee may delegate to one or more of its members or to one or more of our officers or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Nominating Committee, the subcommittee, or any person to whom duties or powers have been delegated, may employ advisers to render advice with respect to any responsibility the Nominating Committee, the subcommittee or such person may have under the 2023 Director Plan.

Amendments. Our Board may at any time and from time to time amend the 2023 Director Plan in whole or in part. However, if an amendment to the 2023 Director Plan must be approved by our shareholders in order to comply with applicable law or the rules of the NASDAQ Stock Market (or our other applicable securities exchange), then such amendment will be subject to shareholder approval and will not be effective until such approval has been obtained.

If permitted by Section 409A of the Internal Revenue Code, but subject to the terms as described below, including in case of termination of service as a non-employee director by reason of death, disability or retirement, or in the case of unforeseeable emergency or other special circumstances or in the event of a double-trigger change in control, if a participant holds:

- a stock option or SAR not immediately exercisable in full;
- any restricted shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed;
- any RSUs as to which the applicable restriction period has not been completed;
- any other awards subject to any vesting schedule or transfer restriction; or
- common shares subject to any transfer restriction imposed by the 2023 Director Plan;

the Nominating Committee may, in its sole discretion (subject to certain exceptions), accelerate the time at which:

- such stock option or SAR or other award may be exercised;
- such substantial risk of forfeiture or prohibition or restriction on transfer will lapse; or
- such restriction period will end.

The Nominating Committee may also waive any other limitation or requirement under any such award.

The Nominating Committee may generally amend the terms of any awards granted under the 2023 Director Plan prospectively or retroactively. Except in connection with certain corporate transactions described in the 2023 Director Plan, no amendment will impair the rights of any participant without his or her consent.

Our Board may, in its discretion, terminate the 2023 Director Plan at any time. Termination of the 2023 Director Plan will not affect the rights of participants or their successors under any outstanding awards and not exercised in full on the date of termination.

No Repricing of Stock Options or SARs Without Shareholder Approval. Except in connection with certain corporate transactions described in the 2023 Director Plan, the terms of outstanding awards may not be amended to reduce the option price of outstanding stock options or the base price of outstanding SARs, or cancel outstanding stock options or SARs in exchange for cash, other awards or stock options or SARs with an option price or base price, as applicable, that is less than the option price of the original stock options or base price of the original SARs, as applicable, without shareholder approval. This restriction is intended to prohibit the repricing of "underwater" stock options and SARs and will not be construed to prohibit the adjustments in connection with certain corporate transactions provided for in the 2023 Director Plan. This prohibition may not be amended without approval by our shareholders.

Transferability. Except as otherwise determined by the Nominating Committee, no stock option, SAR, restricted shares, RSU or other awards granted under the 2023 Director Plan, or dividend equivalents paid with respect to awards made under the 2023 Director Plan, will be transferable by the participant except pursuant to a domestic relations order (that contains any information required by us to effectuate the transfer) or by will or the laws of descent and distribution, and in no event shall any such award granted under the 2023 Director Plan be transferred for value. Except as otherwise determined by the Nominating Committee, stock options and SARs will be exercisable during the participant's lifetime only by him or her or, in the event of the participant's legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the participant in a fiduciary capacity under state law and/or court supervision.

The Nominating Committee may provide at the date of grant additional restrictions on transfer for certain common shares earned under the 2023 Director Plan.

Adjustments. The Nominating Committee shall make or provide for such adjustments in the numbers of common shares covered by outstanding stock options, SARs, and RSUs granted under the 2023 Director Plan and, if applicable, in the number of common shares covered by other awards, in the option price and base price provided in outstanding stock options and SARs, in the kind of stock covered by such awards and in the other terms as the Nominating Committee, in its sole discretion, exercised in good faith, shall determine is equitably required to prevent dilution or enlargement of the rights of participants or optionees that otherwise would result from:

- any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of our company;
- any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities; or
- any other corporate transaction or event having an effect similar to these events or transactions.

However, such adjustments will be made automatically, without the necessity of Nominating Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in out shares. Moreover, in the event of any such transaction or event or in the event of a change in control, the Nominating Committee shall provide in substitution for any or all outstanding awards under the 2023 Director Plan such alternative consideration (including cash), if any, as it, in good faith, shall determine to be equitable in the circumstances and may require the surrender of all awards so replaced in a manner that complies with Section 409A of the Internal Revenue Code.

In addition, for each stock option or SAR with an option price or base price greater than the consideration offered in connection with any such termination or event or change in control, the Nominating Committee may in its sole discretion elect to cancel such stock option or SAR without any payment to the person holding such stock option or SAR. The Nominating Committee shall also make or provide for such adjustments in the total number of common shares available under the 2023 Director Plan, the per-person award limits expressed in shares and any other share limits under the 2023 Director Plan as the Nominating Committee, in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described above.

Recapture Provisions. Any award agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to us of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Nominating Committee from time to time or under Section 10D of the Securities Exchange Act of 1934, as amended, or the rules of any national securities exchange or national securities association on which our common shares are traded.

Effective Date and Termination. The 2023 Director Plan will be effective as of the date the 2023 Director Plan is approved by our shareholders (which we refer to as the Effective Date). No grants will be made under the 2015 Director Plan on or after the Effective Date, except that outstanding awards granted under the 2015 Director Plan will continue unaffected following the Effective Date.

No grant will be made under the 2023 Director Plan after April 19, 2033, which date is 10 years after the date on which our shareholders will have an opportunity to approve the 2023 Director Plan, but all grants made on or prior to such date will continue in effect thereafter subject to the terms of the applicable award agreement and the terms of the 2023 Director Plan. We will not be required to issue any fractional common shares under the 2023 Director Plan, but the Nominating Committee can either eliminate fractional common shares for no payment or settle fractional common shares in cash.

Stock-Based Awards in Substitution for Options or Other Awards Granted by Another Company. Awards may be granted under the 2023 Director Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, stock appreciation rights, restricted stock, restricted stock units or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries. Any conversion, substitution or assumption will be effective as of the close of the merger or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Section 409A of the Code. The awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of the 2023 Director Plan, and may account for common shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

In the event that a company acquired by us or any of our subsidiaries or with which we or any subsidiary merges has shares available under a pre-existing plan previously approved by shareholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such plan (as adjusted, to the extent appropriate, to reflect such acquisition or merger) may be used for awards made after such acquisition or merger under the 2023 Director Plan. However, awards using such available shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or merger, and may only be made to individuals who were not our employees or directors or employees or directors of any of our subsidiaries prior to the acquisition or merger.

Any common shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, ours as described above will not reduce the common shares available for issuance or transfer under the 2023 Director Plan or otherwise count against the limits contained in the 2023 Director Plan. In addition, no common shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, ours as described above will be added to the aggregate plan limit contained in the 2023 Director Plan.

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of some of the federal income tax consequences of certain transactions under the 2023 Director Plan based on federal income tax laws in effect. This summary, which is presented for the information of shareholders considering how to vote on this proposal and not for 2023 Director Plan participants, is not intended to be complete and does not describe federal taxes other than income taxes (such as Medicare and Social Security taxes), or state, local or foreign tax consequences.

TAX CONSEQUENCES TO PARTICIPANTS

Non-Qualified Stock Options. In general: (1) no income will be recognized by an optionee at the time a non-qualified stock option is granted; (2) at the time of exercise of a non-qualified stock option, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the common shares and the fair market value of the common shares, if unrestricted, on the date of exercise; and (3) at the time of sale of common shares acquired pursuant to the exercise of a non-qualified stock option, appreciation (or depreciation) in value of the common shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the common shares have been held.

SARs. No income will be recognized by a participant in connection with the grant of a tandem SAR or a free-standing SAR. When the SAR is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted common shares received on the exercise.

Restricted Shares. The recipient of restricted shares generally will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the participant for such restricted shares) at such time as the common shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Internal Revenue Code (which we refer to as the Restrictions). However, a recipient may instead elect under Section 83(b) of the Internal Revenue Code within 30 days of the date of transfer of the common shares to have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such common shares (determined without regard to the Restrictions) over the purchase price, if any, of such restricted shares. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

RSUs. No income generally will be recognized upon the award of RSUs. The recipient of a RSU award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted common shares on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such RSUs), and the capital gains/loss holding period for such shares will also commence on such date.

NEW PLAN BENEFITS

It is not possible to determine the specific amounts and types of awards that may be awarded in the future under the 2023 Director Plan because the grant and actual settlement of awards under the 2023 Director Plan are subject to the discretion of the plan administrator.

REGISTRATION WITH THE SEC

We intend to file a Registration Statement on Form S-8 relating to the issuance of common shares under the 2023 Director Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as practicable after approval of the 2023 Director Plan by our shareholders.

MAJORITY VOTE NEEDED

Approval of Proposal 6 requires the affirmative vote of the holders of a majority of Lincoln Electric common shares present or represented by Proxy at the Annual Meeting and entitled to vote on the matter when a quorum is present. Abstentions will have the effect of a vote "against". Broker non-votes will not be considered entitled to vote on this item and, therefore, will not be counted in determining the results. Unless otherwise directed, shares represented by proxy will be voted FOR the approval of Proposal 6.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE 2023 STOCK PLAN FOR NON-EMPLOYEE DIRECTORS.**

AUDIT COMMITTEE
REPORT

The Audit Committee consists solely of independent Directors within the meaning of the Nasdaq listing standards. The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control over financial reporting. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the audited financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. In addition, the Audit Committee has received and has discussed with the independent auditors written disclosures regarding their independence as required by PCAOB Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence*.

The Audit Committee discussed with our internal and independent auditors the overall scope and plan for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC. The Audit Committee and the Board have also recommended the selection of Ernst & Young LLP as our independent auditors for the year ending December 31, 2023 and the ratification thereof by the shareholders.

By the Audit Committee:
Patrick P. Goris, Chair
Brian D. Chambers
Curtis E. Espeland
Ben P. Patel

FAQS

Who is soliciting proxies and why? Who is paying for the cost of this proxy solicitation?

The Board solicits the proxy and the Company pays the solicitation cost. Certain officers and employees may also solicit proxies, but do not receive compensation for these activities. We also reimburse custodians, nominees and fiduciaries for reasonable expenses incurred to forward and obtain proxy materials from beneficial holders.

How do we distribute proxy materials to shareholders sharing the same address?

We use "householding" rules to deliver only one set of voting materials (Annual Report and Proxy Statement) to shareholders who share the same address, unless we receive contrary instructions from one or more shareholders at that address. Each shareholder receives a separate proxy card. We will promptly deliver upon request a separate set of proxy materials.

How do I obtain a separate set of proxy materials at no cost?

Send a written notice to the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 St. Clair Avenue, Cleveland, Ohio 44117-1199.

Who may vote at the Annual Meeting?

Record holders as of the close of business on February 28, 2023 (the record date) are entitled to vote at the Annual Meeting. As of the record date, 57,574,190 shares of our common stock were outstanding and each share is entitled to one vote per proposal brought before the meeting.

What is required for there to be a quorum at the Annual Meeting?

Holders of at least a majority of the shares of our common stock issued and outstanding on the record date (February 28, 2023) must be present, in person or by proxy, to constitute a quorum.

How do I attend and participate in the Annual Meeting?

Any shareholder of record as of the record date (February 28, 2023) can attend the Annual Meeting online at **www.virtualshareholdermeeting.com/LECO2023.** The webcast will start at 11:00 a.m. ET on April 19, 2023. Shareholders may submit pre-meeting questions online by visiting **www.proxyvote.com.** Questions must be submitted by Friday, April 14, 2023 at 5:00 p.m. ET. You will need your 16-digit control number that is printed on your proxy card or on the instructions that accompanied your proxy materials to access the meeting. Instructions on how to attend the Annual Meeting are posted at **www.virtualshareholdermeeting.com/LECO2023.** We encourage you to access the meeting prior to the start time to allow ample time to complete the online check-in process.

If you encounter any technical difficulties accessing the virtual meeting during check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page.

Why is the Annual Meeting a virtual, online meeting?

We believe that hosting a virtual meeting will facilitate shareholder attendance and participation by enabling shareholders to participate from any location around the world and improves our ability to communicate more effectively with our shareholders. We have designed the virtual meeting to provide substantially the same opportunities to participate as you would have at an in-person meeting. We are providing opportunities for shareholders to submit questions prior to the meeting to enable us to address appropriate questions at the Annual Meeting.

What is the difference between holding shares as a registered shareholder or as a beneficial holder?

- **Registered Shareholders:** If your shares are directly registered in your name with our transfer agent/registrar, you are considered the registered shareholder, or shareholder of record. Proxy materials will be sent directly to you and you may vote during the meeting at www.virtualshareholdermeeting.com/LECO2023, or by telephone, by Internet or by mail in the envelope provided.

- **Beneficial Holders:** You are a beneficial holder if your shares are held indirectly in a brokerage account, by a trustee, or by another nominee. These entities are considered the shareholder of record and the shares are considered held in "street name." Proxy materials are sent to the entity and they forward a voting instruction card to you, the beneficial holder. As a beneficial holder, you have the right to direct the entity on how to vote your shares and you may also attend the Annual Meeting. Since you are not the shareholder of record, you may not vote during the meeting unless you obtain a legal proxy from the entity that holds your shares. Please refer to the information your broker, trustee or nominee provided to see what voting options are available to you. If you have not heard from your broker, trustee or nominee, please contact them.

What shares are included on the proxy card?

Shareholder type:	Registered Shareholder & participant in The Lincoln Electric Company Employee Savings Plan (401(k) Plan)	Beneficial Holder with shares held by a broker, trustee or nominee	Both a Registered Shareholder and a Beneficial Holder of shares
Shares included on the proxy card:	All shares registered in your name will be represented (including 401(k) plan shares) Note: If you do not have identical names on your accounts, we cannot consolidate your share information.	You will receive a voting instruction form from your broker, trustee or nominee instructing you on how to vote.	You will receive a proxy card from us and a voting instruction form from your broker, trustee or nominee instructing you on how to vote.

What is a broker non-vote and what effect does it have?

A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial holder and is then unable to vote the shares. **If you hold your shares beneficially through a broker, trustee or nominee, you must communicate your voting instructions to them to have your shares voted.** Please note that your nominee cannot vote on your behalf on the election of Directors (Proposal 1), the approval, on an advisory basis, of NEO compensation (Proposal 3), the recommendation, on an advisory basis, of the frequency for future advisory votes to approve NEO compensation (Proposal 4), the approval of Lincoln Electric's 2023 Equity and Incentive Compensation Plan (Proposal 5) or the approval of Lincoln Electric's 2023 Stock Plan for Non-Employee Directors (Proposal 6) unless you provide specific voting instructions to them by following the instructions provided to you.

Broker non-votes, as well as abstentions, will be counted to determine whether a quorum is present at the Annual Meeting. Broker non-votes will not be counted when determining votes for a particular proposal (i.e., it will not be considered a vote "cast").

How do I vote at the Annual Meeting?

Registered Shareholders

Vote during the meeting at www.virtualshareholdermeeting.com/LECO2023 or by proxy in any one of four ways outlined in the Proxy Summary section of this Proxy Statement.

Participants in the 401(k) Plan

The 401(k) Plan's independent Trustee, Fidelity Management Trust Company, will vote your 401(k) Plan shares according to your voting directions, which you can provide by Internet, telephone or mail. As 401(k) Plan shares are held in a qualified plan, you are not able to vote 401(k) Plan shares during the Annual Meeting. If you do not vote, the Trustee will not vote your plan shares.

Beneficial Holders

If your shares are held by a bank, broker, trustee or some other nominee (in street name), that entity will give you separate voting instructions.

What happens if I sign, date and return my proxy but do not specify how I want my shares voted on the proposals?

Registered Shareholders: Your shares will be voted **FOR** the election of all of the Director nominees, **FOR** the ratification of the appointment of our independent registered public accounting firm, **FOR** the approval, on an advisory basis, of the compensation of our NEOs, for EVERY YEAR for the frequency on future advisory votes to approve the compensation of our NEOs, FOR the approval of Lincoln Electric's 2023 Equity and Incentive Compensation Plan and FOR the approval of Lincoln Electric's 2023 Stock Plan for Non-Employee Directors.

Beneficial Holders: Your nominee cannot vote your uninstructed shares on non-routine matters such as Proposal 1 (election of Directors), Proposal 3 (approval, on an advisory basis, of NEO compensation), Proposal 4 (recommendation for the frequency on future advisory votes to approve the compensation of our NEOs), Proposal 5(approval of Lincoln Electric's 2023 Equity and Incentive Compensation Plan) or Proposal 6 (the approval of Lincoln Electric's 2023 Stock Plan for Non-Employee Directors). Your nominee can vote your uninstructed shares on routine matters such as Proposal 2 (ratification of the appointment of our independent registered public accounting firm).

May I revoke my proxy or change my vote?

Registered Shareholders: Yes, you may change or revoke your proxy prior to the closing of the polls in any one of the following FOUR ways:

1. Send a written notice to our Corporate Secretary stating that you want to revoke your proxy;

2. Mail a completed and signed proxy card with a later date, but prior to the cut-off dates prior to the Annual Meeting (which will automatically revoke the earlier proxy);

3. Vote by telephone or Internet at a later date, but prior to the cut-off dates prior to the Annual Meeting (which will automatically revoke the earlier proxy); or

4. Vote during the Annual Meeting at **www.virtualshareholdermeeting.com/LECO2023.** Because 401(k) plan shares are held in a qualified plan, you are not able to revoke or change your vote on 401(k) plan shares at the Annual Meeting.

Beneficial Holders: Check with your broker, trustee or nominee to determine how to change your vote.

Who counts the votes?

Broadridge Financial Solutions, Inc. is the independent agent who receives and tabulates the votes. They are also our inspector of elections at the Annual Meeting.

May I receive future shareholder communications over the Internet?

Registered Shareholders: Yes. Please mark the appropriate box on your proxy card, or follow the prompts if voting by telephone or Internet.

Beneficial Holders: Refer to the information provided by your nominee on how to select future shareholder communications by Internet.

When are shareholder proposals due to be considered for inclusion in next year's Annual Meeting in 2024?

In order to have a shareholder proposal included in our proxy materials for the 2024 Annual Meeting, a shareholder proposal must be received in writing by the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 St. Clair Avenue, Cleveland, Ohio 44117-1199 on or before November 18, 2023.

If shareholders want to present proposals at our 2024 Annual Meeting that are not included in Lincoln Electric's proxy materials, they must comply with the requirements in our Amended and Restated Code of Regulations. These include providing a written notice containing certain information, and such notice must be received no earlier than December 21, 2023 and no later than January 20, 2024. If the Board of Directors chooses to present any information submitted after the applicable deadlines at the 2024 Annual Meeting, then the persons named in proxies solicited by the Board for the 2024 Annual Meeting may exercise discretionary voting power with respect to such information.

May I submit a nomination for Director?

Yes. To submit a Director nomination, a shareholder must send a written notice to the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 St. Clair Avenue, Cleveland, Ohio 44117-1199. The notice must include information about the shareholder and the person he or she intends to nominate, which is required by our Amended and Restated Code of Regulations. For the 2024 Annual Meeting, nominations must be received in the Corporate Secretary's Office no earlier than December 21, 2023 and no later than January 20, 2024.

In addition to satisfying the requirements under our Amended and Restated Code of Regulations, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act, which notice must be received in the Corporate Secretary's Office no later than 60 calendar days prior to the anniversary date of the 2023 Annual Meeting (for the 2024 Annual Meeting, no later than February 20, 2024 (given that February 19, 2024 is a federal holiday). However, if the date of the 2024 Annual Meeting is changed by more than 30 calendar days from such anniversary date, then notice must be provided by the later of 60 calendar days prior to the date of the 2024 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2024 Annual Meeting is first made.

For the 2023 Annual Meeting, nominations must have been received by the Corporate Secretary's Office no earlier than December 22, 2022 and no later than the close of business on January 21, 2023.

HOW DO I CONTACT LINCOLN ELECTRIC?

FOR GENERAL INFORMATION:

Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117-1199
Attention: Amanda Butler,
Vice President, Investor
Relations & Communications

TO CONTACT THE DIRECTORS:

Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117-1199
Attention: Corporate Secretary

Please name any specific intended Board recipient(s) in the communication. Prior to forwarding any correspondence, the Corporate Secretary will review the correspondence and, at his or her discretion, may not forward certain items if they are deemed of a frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, some of that correspondence may be forwarded elsewhere within Lincoln Electric for review and possible response.

 Please visit our website at **www.lincolnelectric.com** for current developments at Lincoln Electric. The information on our website is not incorporated by reference into this Proxy Statement or any of our periodic reports.

APPENDIX A—DEFINITIONS AND
NON-GAAP FINANCIAL MEASURES

The discussion of our results in the CD&A and other sections of this Proxy Statement includes reference to our EBIT, EBITB, Adjusted net income, Adjusted diluted earnings per share, Adjusted EBIT, Adjusted operating income, Adjusted operating income margin, Adjusted effective tax rate, Adjusted Return on Invested Capital (Adjusted ROIC), Average Operating Working Capital to Sales (AOWC/Sales), Total Shareholder Return (TSR), Organic Sales, Cash Conversion and Free Cash Flow (FCF) performance. Some of these metrics are considered Non-GAAP financial measures, as management uses various GAAP and non-GAAP financial measures in assessing and evaluating our underlying operating performance. Non-GAAP financial measures exclude the impact of special items on our reported financial results. Non-GAAP financial measures should be read in conjunction with the generally accepted accounting principles in the United States ("GAAP"), as non-GAAP measures are a supplement to, and not a replacement for, GAAP financial measures. The following defines the financial and non-GAAP financial measures discussed in the CD&A and other sections of this Proxy Statement. Certain reclassifications have been made to prior year financial statements and financial measures to conform to current year classifications.

ADJUSTED DILUTED EARNINGS PER SHARE
Adjusted Diluted Earnings Per Share is defined as reported Diluted Earnings Per Share excluding certain disclosed special items.

ADJUSTED EBIT
Adjusted EBIT is defined as reported EBIT excluding certain disclosed special items.

ADJUSTED EFFECTIVE TAX RATE
Adjusted Effective Tax Rate is defined as reported Effective Tax Rate excluding the tax effect of certain disclosed special items.

ADJUSTED NET INCOME
Adjusted Net Income is defined as reported Net Income excluding certain disclosed special items.

ADJUSTED NET INCOME FOR COMPENSATION PURPOSES
Adjusted Net Income for Compensation Purposes is defined as reported Net Income excluding certain disclosed special items and other adjustments as approved by the Compensation and Executive Development Committee.

ADJUSTED OPERATING INCOME
Adjusted Operating Income is defined as reported Operating Income excluding certain disclosed special items.

ADJUSTED OPERATING INCOME MARGIN
Adjusted Operating Income Margin is defined as Adjusted Operating Income divided by Net sales.

ADJUSTED RETURN ON INVESTED CAPITAL (ADJUSTED ROIC)
Adjusted ROIC is defined as rolling 12 months of Adjusted net income excluding tax-effected interest income and expense divided by invested capital.

ADJUSTED REVENUE FOR COMPENSATION PURPOSES
Adjusted Revenue for Compensation Purposes is defined as Net sales calculated at budgeted exchange rates and adjusted for the results of businesses acquired during the year. Additionally, a price collar may be approved by the Committee to limit the impact of pricing on the metric, resulting in growth of the metric focusing primarily on organic sales volumes. For 2022, a +/- 2% price collar was approved by the Compensation and Executive Development Committee for use when calculating this metric. The price collar limits the impact of either price increases or decreases to 2%.

AVERAGE OPERATING WORKING CAPITAL TO SALES (AOWC/SALES)
Average operating working capital to Net Sales (AOWC/Sales) is defined as the sum of Accounts receivable, Inventories and contract assets less Trade accounts payable and contract liabilities as of a period end divided by annualized rolling three months of Net sales.

AVERAGE OPERATING WORKING CAPITAL TO SALES FOR COMPENSATION PURPOSES (AOWC/SALES FOR COMPENSATION PURPOSES)

Average operating working capital to Net Sales for Compensation Purposes (AOWC/Sales for Compensation Purposes) is defined as the sum of Accounts receivable, Inventories (excluding LIFO inventory reserves) and contract assets less Trade accounts payable and contract liabilities as of a period end divided by annualized rolling three months of Net sales.

CASH CONVERSION

Cash Conversion is defined as Free Cash Flow divided by Adjusted Net Income.

EBIT

EBIT is an amount equal to earnings before interest and tax defined as operating income plus Other income (expense).

EBITB

EBITB is an amount equal to earnings before interest, tax and bonus, calculated at budgeted exchange rates and adjusted for special items as determined by management. The adjustments for special items include such items as rationalization charges, certain asset impairment charges, the gains and losses on certain transactions including the disposal of assets and the results of businesses acquired during the year. Adjusted Operating Income is a representative measure of EBITB.

FREE CASH FLOW (FCF)

Free Cash Flow is defined as Net cash provided by operating activities less Capital expenditures.

ORGANIC SALES

Organic Sales is defined as sales excluding the effects of foreign currency and acquisitions.

RETURN ON INVESTED CAPITAL (ROIC)

Return on invested capital (ROIC) is defined as rolling 12 months of Net income excluding tax-effected interest income and expense divided by invested capital.

RETURN ON INVESTED CAPITAL (ROIC) FOR COMPENSATION PURPOSES

ROIC for Compensation Purposes is calculated by an independent third-party and is adjusted for certain transactions as approved by the Compensation and Executive Development Committee.

TOTAL SHAREHOLDER RETURN (TSR)

TSR is an amount equal to the net stock price change for our common stock plus the reinvestment of dividends paid over the prescribed period of time.

ADJUSTED OPERATING INCOME

The following table presents a reconciliation of Operating income as reported to Adjusted operating income for the years ended December 31, 2020 to 2022:

($ in thousand)	Year Ended December 31,		
	2022	2021	2020
Operating income (as reported)	$612,336	$461,669	$282,071
Special items (pre-tax):			
Rationalization and asset impairment charges	11,788	9,827	45,468
Acquisition transaction costs	6,003	1,923	—
Amortization of step up in value of acquired inventories	1,106	5,804	806
Adjusted operating income	$631,233	$479,223	$328,345
Adjusted operating income margin	16.8%	14.8%	12.4%

ADJUSTED NET INCOME AND ADJUSTED DILUTED EARNINGS PER SHARE

The following table presents reconciliations of Net income and Diluted earnings per share as reported to Adjusted net income and Adjusted diluted earnings per share for the years ended December 31, 2020 to 2022:

($ in thousands except per share amounts)	Year Ended December 31,		
	2022	2021	2020
Net income (as reported)	$ 472,224	$ 276,466	$ 206,115
Special items:			
Rationalization and asset impairment charges	11,788	9,827	45,468
Pension settlement net charges	(4,273)	126,502	8,119
Acquisition transaction costs	6,003	1,923	—
Amortization of step up in value of acquired inventories	1,106	5,804	806
Tax effect of Special items	(1,192)	(47,188)	(10,594)
Adjusted net income	$ 485,656	$ 373,334	$ 249,914
Diluted earnings per share (as reported)	$ 8.04	$ 4.60	$ 3.42
Special items per share	0.23	1.62	0.73
Adjusted diluted earnings per share	$ 8.27	$ 6.22	$ 4.15

RETURN ON INVESTED CAPITAL (ROIC)

The following table presents calculations of Reported and Adjusted ROIC for the years ended December 31, 2020 to 2022:

($ in thousands)	Year Ended December 31,		
	2022	2021	2020
Net income (as reported)	$ 472,224	$ 276,466	$ 206,115
Plus: Interest expense (after-tax)	23,276	17,794	17,933
Less: Interest income (after-tax)	1,202	1,172	1,486
Net operating profit after taxes	$ 494,298	$ 293,088	$ 222,562
Special Items:			
Rationalization and asset impairment charges	11,788	9,827	45,468
Acquisition transaction costs	6,003	1,923	—
Pension settlement charges	(4,273)	126,502	8,119
Amortization of step up in value of acquired inventories	1,106	5,804	806
Tax effect of Special Items	(1,192)	(47,188)	(10,594)
Adjusted net operating profit after taxes	$ 507,730	$ 389,956	$ 266,361
Invested Capital	December 31, 2022	December 31, 2021	December 31, 2020
Short-term debt	$ 93,483	$ 52,730	$ 2,734
Long-term debt, less current portion	1,110,396	717,089	715,456
Total debt	1,203,879	769,819	718,190
Total equity	1,034,041	863,909	790,250
Invested capital	$2,237,920	$1,633,728	$1,508,440
ROIC as reported	22.1%	17.9%	14.8%
Adjusted ROIC	22.7%	23.9%	17.7 %

CASH CONVERSION

The following table presents calculations of Cash Conversion for the years ended December 31, 2020 to 2022:

($ in thousands)	Year Ended December 31,		
	2022	2021	2020
Net cash provided by operating activities	$383,386	$365,063	$351,362
Less: Capital expenditures	71,883	62,531	59,201
Free Cash Flow	$311,503	$302,532	$292,161
Adjusted net income	$485,656	$373,334	$249,914
Cash Conversion	64%	81%	117%

APPENDIX B — LINCOLN ELECTRIC HOLDINGS, INC.
2023 EQUITY AND INCENTIVE COMPENSATION PLAN

Set forth below is the text of the 2023 Equity and Incentive Compensation Plan. This plan will be approved if Proposal 5 is adopted.

1. **Purpose.** The purpose of this 2023 Equity and Incentive Compensation Plan is to attract and retain officers, other employees and consultants of the Company and its Subsidiaries and to provide to such persons incentives and rewards for performance.

2. **Definitions.** As used in this Plan:

(a) "Appreciation Right" means a right granted pursuant to **Section 5** of this Plan, and will include both Free-Standing Appreciation Rights and Tandem Appreciation Rights.

(b) "Award" means an Option Right, an Appreciation Right, Restricted Shares, Restricted Stock Units, Performance Shares, Performance Units or Other Awards granted in accordance with the terms of the Plan.

(c) "Base Price" means the price to be used as the basis for determining the Spread upon the exercise of a Free-Standing Appreciation Right or a Tandem Appreciation Right.

(d) "Board" means the Board of Directors of the Company.

(e) "Cause" means, for a Participant who is a party to a severance agreement with the Company, "Cause" as defined in such agreement. For all other Participants, "Cause" means that, prior to termination of employment, the Participant shall have: (i) committed a criminal violation involving fraud, embezzlement or theft in connection with the Participant's duties or in the course of the Participant's employment with the Company or any Subsidiary; (ii) committed an intentional violation of the Lincoln Electric Code of Corporate Conduct and Ethics, or any successor document, (A) in effect at the relevant time if such violation occurs prior to a Change in Control, or (B) in effect immediately prior to a Change in Control if such violation occurs on or after a Change in Control; (iii) committed intentional wrongful damage to property of the Company or any Subsidiary; (iv) committed intentional wrongful disclosure of secret processes or confidential information of the Company or any Subsidiary; or (v) committed intentional wrongful engagement in any of the activities set forth in any confidentiality, non-competition or non-solicitation arrangement with the Company to which the Participant is a party; and, in each case, any such act shall have been demonstrably and materially harmful (including financially or reputationally harmful) to the Company. For purposes of this Plan, no act or failure to act on the part of the Participant will be deemed "intentional" if it was due primarily to an error in judgment or negligence, but will be deemed "intentional" only if done or omitted to be done by the Participant not in good faith and without reasonable belief that the Participant's action or omission was in the best interest of the Company. Before a Change in Control, the Committee shall have the sole discretion to determine whether "Cause" exists, and its determination shall be final. After a Change in Control, any determination as to whether "Cause" exists shall be subject to *de novo review*.

(f) "Change in Control" has the meaning set forth in **Section 12** of this Plan.

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(h) "Committee" means the Compensation and Executive Development Committee of the Board (or its successor(s)), or any other committee of the Board designated by the Board to administer this Plan pursuant to **Section 10** of this Plan consisting solely of no fewer than two Non-Employee Directors.

(i) "Common Shares" means the common shares of the Company, without par value, or any security into which such common shares may be changed by reason of any transaction or event of the type referred to in **Section 11** of this Plan.

(j) "Company" means Lincoln Electric Holdings, Inc., an Ohio corporation, and its successors.

(k) "Date of Grant" means the date specified by the Committee on which a grant of Option Rights, Appreciation Rights, Performance Shares, Performance Units, or Other Awards, or a grant or sale of Restricted Shares, Restricted Stock Units, or Other Awards, will become effective (which date will not be earlier than the date on which the Committee takes action with respect thereto).

(l) "Director" means a member of the Board.

(m) "Effective Date" means the date this Plan is approved by the shareholders of the Company.

(n) "Evidence of Award" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the awards granted under the Plan. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, unless otherwise determined by the Committee, need not be signed by a representative of the Company or a Participant.

(o) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

(p) "Free-Standing Appreciation Right" means an Appreciation Right granted pursuant to **Section 5** of this Plan that is not granted in tandem with an Option Right.

(q) "Good Reason" means, for a Participant who is a party to a severance agreement with the Company, "Good Reason" as defined in such agreement. For all other Participants, "Good Reason" means the occurrence of any of the following events without the Participant's written consent:

(i) A material diminution in the Participant's base compensation;

(ii) A material diminution in the Participant's authority, duties, or responsibilities;

(iii) A material reduction in the Participant's opportunity regarding annual bonus, incentive or other payment of compensation made or to be made in regard to services rendered in any year or other period pursuant to any bonus, incentive, profit-sharing, performance, discretionary pay or similar agreement, policy, plan, program or arrangement (whether or not funded) of the Company;

(iv) A material change in the geographic location at which the Participant must perform the services, which adds fifty (50) miles or more to the Participant's one-way daily commute; and

(v) Any other action or inaction that constitutes a material breach by the Company of the Participant's employment agreement, if any, under which the Participant provides services to the Company, or Participant's severance agreement with the Company, if any.

Notwithstanding the foregoing, a termination of employment by the Participant for one of the reasons set forth in clauses (i) through (v) above will not constitute a termination of employment by Participant for "Good Reason" unless the Participant provides, within 90 days of the initial occurrence of such condition or conditions, written notice to the Participant's employer of the existence of such condition or conditions, the Participant's employer has not remedied such condition or conditions within 30 days of the receipt of such notice and Participant terminates employment with the Company within 90 days following expiration of the cure period.

(r) "Incentive Stock Options" means Option Rights that are intended to qualify as "incentive stock options" under Section 422 of the Code or any successor provision.

(s) "Management Objectives" means the measurable performance objective or objectives established pursuant to this Plan for Participants who have received grants of Performance Shares, Performance Units or, when so determined by the Committee, Option Rights, Appreciation Rights, Restricted Shares, Restricted Stock Units, dividend equivalents or other awards pursuant to this Plan. Management Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or of one or more of the Subsidiaries, divisions, departments, regions, functions or other organizational units within the Company or its Subsidiaries. The Management Objectives may be made relative to the performance of other companies or subsidiaries, divisions, departments, regions, functions or other organizational units within such other companies, and may be made relative to an index or one or more of the performance objectives themselves.

(t) "Market Value per Share" means, as of any particular date, the closing price of a Common Share as reported for that date on the NASDAQ Stock Market or, if the Common Shares are not then listed on the NASDAQ Stock Market, on any other national securities exchange on which the Common Shares are listed, or if there are no sales on such date, on the next preceding trading day during which a sale occurred. If there is no regular public trading market for the Common Shares, then the Market Value per Share shall be the fair market value as determined in good faith by the Committee. The Committee is authorized to adopt another fair market value pricing method provided such method is stated in the Evidence of Award and is in compliance with the fair market value pricing rules set forth in Section 409A of the Code.

(u) "Non-Employee Director" means a person who is a "Non-Employee Director" of the Company within the meaning of Rule 16b-3 promulgated under the Exchange Act.

(v) "Optionee" means the optionee named in an Evidence of Award evidencing an outstanding Option Right.

(w) "Option Price" means the purchase price payable on exercise of an Option Right.

(x) "Option Right" means the right to purchase Common Shares upon exercise of an option granted pursuant to **Section 4** of this Plan.

(y) "Other Award" means an award granted pursuant to **Section 9** of the Plan.

(z) "Participant" means a person who is selected by the Committee to receive benefits under this Plan and who is at the time (i) an officer, other employee or consultant of the Company or any Subsidiary, or (ii) a person who provides services to the Company or a Subsidiary that are equivalent to those typically provided by an employee (provided that such person or consultant satisfies the Form S-8 definition of an "employee").

(aa) "Performance Period" means, in respect of a Performance Share or Performance Unit, a period of time established pursuant to **Section 8** of this Plan within which the Management Objectives relating to such Performance Share or Performance Unit are to be achieved.

(bb) "Performance Share" means a bookkeeping entry that records the equivalent of one Common Share awarded pursuant to **Section 8** of this Plan.

(cc) "Performance Unit" means a bookkeeping entry awarded pursuant to **Section 8** of this Plan that records a unit equivalent to $1.00 or such other value as is determined by the Committee.

(dd) "Plan" means this 2023 Equity and Incentive Compensation Plan.

(ee) "Predecessor Plan" means the Company's 2015 Equity and Performance Incentive Plan.

(ff) "Restricted Shares" means Common Shares granted or sold pursuant to **Section 6** of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers has expired.

(gg) "Restricted Stock Units" means an award made pursuant to **Section 7** of this Plan of the right to receive Common Shares or cash at the end of a specified period.

(hh) "Restriction Period" means the period of time during which Restricted Stock Units are subject to restrictions, as provided in **Section 7** of this Plan.

(ii) "Spread" means the excess of the Market Value per Share on the date when an Appreciation Right is exercised over the Option Price or Base Price provided for in the related Option Right or Free-Standing Appreciation Right, respectively.

(jj) "Subsidiary" means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture, limited liability company, or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company; provided, however, that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" means any corporation in which at the time the Company owns or controls, directly or indirectly, more than 50 percent of the total combined Voting Power represented by all classes of stock issued by such corporation.

(kk) "Tandem Appreciation Right" means an Appreciation Right granted pursuant to **Section 5** of this Plan that is granted in tandem with an Option Right.

(ll) "Voting Power" means at any time, the combined voting power of the then-outstanding securities entitled to vote generally in the election of Directors in the case of the Company, or members of the board of directors or similar body in the case of another entity.

3. Shares Available Under the Plan.

(a) <u>Maximum Shares Available Under Plan</u>. Subject to adjustment as provided in **Section 11** of this Plan, the number of Common Shares that may be issued or transferred (A) upon the exercise of Option Rights or Appreciation Rights, (B) as Restricted Shares and released from substantial risks of forfeiture thereof, (C) in payment of Restricted Stock Units, (D) in payment of Performance Shares or Performance Units that have been earned, (E) as Other Awards, or (F) in payment of dividend equivalents paid with respect to awards made under the Plan will not exceed in the aggregate (x) 2,025,000 shares, minus (y) as of the Effective Date, one Common Share for every one Common Share subject to an award granted under the Predecessor Plan between February ##, 2023 and the Effective Date, plus (z) any Common Shares that become available under this Plan as a result of forfeiture, cancellation, expiration, or cash settlement of awards, as provided in **Section 3(b)** below. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing.

(b) Share Counting Rules.

    (i) If any Common Shares issued or transferred pursuant to an award granted under this Plan are forfeited, or an award granted under this Plan is cancelled or forfeited, expires or is settled for cash (in whole or in part), the Common Shares issued or transferred pursuant to, or subject to, such award (as applicable) will, to the extent of such cancellation, forfeiture, expiration, or cash settlement, again be available for issuance or transfer under **Section 3(a)** above.

    (ii) If after February 24, 2023, any Common Shares subject to an award granted under the Predecessor Plan are forfeited, or an award granted under the Predecessor Plan is cancelled or forfeited, expires or is settled for cash (in whole or in part), the Common Shares subject to such award will, to the extent of such cancellation, forfeiture, expiration, or cash settlement, be available for issuance or transfer under **Section 3(a)** above.

    (iii) Notwithstanding anything to the contrary contained in this Section 3, the following Common Shares will not be added to the aggregate number of Common Shares available for issuance or transfer under **Section 3(a)** above: (A) Common Shares tendered or otherwise used in payment of the Option Price of an Option Right (or the option price of an option right granted under the Predecessor Plan); (B) Common Shares withheld or otherwise used by the Company to satisfy a tax withholding obligation; (C) Common Shares subject to an Appreciation Right (or an appreciation right granted under the Predecessor Plan) that are not actually issued in connection with its Common Shares settlement on exercise thereof; and (D) Common Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Option Rights (or option rights granted under the Predecessor Plan). In addition, if, under this Plan, a Participant has elected to give up the right to receive compensation in exchange for Common Shares based on fair market value, such Common Shares will not count against the aggregate plan limit under **Section 3(a)** above.

(c) Limit on Incentive Stock Options. Notwithstanding anything in this **Section 3**, or elsewhere in this Plan, to the contrary and subject to adjustment as provided in **Section 11** of this Plan, the aggregate number of Common Shares actually issued or transferred by the Company upon the exercise of Incentive Stock Options will not exceed **2,025,000** Common Shares.

(d) Individual Participant Limits. Notwithstanding anything in this **Section 3**, or elsewhere in this Plan, to the contrary, and subject to adjustment as provided in **Section 11** of this Plan:

    (i) No Participant will be granted Option Rights and/or Appreciation Rights, in the aggregate, for more than 500,000 Common Shares during any calendar year.

    (ii) No Participant will be granted Restricted Shares, Restricted Stock Units, Performance Shares and/or Other Awards, in the aggregate, for more than 500,000 Common Shares during any calendar year.

    (iii) In no event will any Participant in any calendar year receive Performance Units and/or Other Awards payable in cash having an aggregate maximum value as of their respective Dates of Grant in excess of $5,000,000.

(e) Minimum Vesting Period. Except for Awards granted with respect to a maximum of five percent (5%) of the Common Shares authorized in **Section 3(a)**, no Award may have a vesting period of less than one year.

4. Option Rights. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of Option Rights. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of Common Shares to which it pertains subject to the limitations set forth in **Section 3** of this Plan.

(b) Each grant will specify an Option Price per share, which (except with respect to awards under **Section 22** of this Plan) may not be less than the Market Value per Share on the Date of Grant.

(c) Each grant will specify whether the Option Price will be payable (i) in cash or by check acceptable to the Company or by wire transfer of immediately available funds, (ii) by the actual or constructive transfer to the Company of Common Shares owned by the Optionee (or other consideration authorized pursuant to **Section 4(d)** of this Plan) having a value at the time of exercise equal to the total Option Price, (iii) subject to any conditions or limitations established by the Committee, the Company's withholding of Common Shares otherwise issuable upon exercise of an Option Right pursuant to a "net exercise" arrangement (it being understood that, solely for purposes of determining the number of treasury shares held by the Company, the Common Shares so withheld will not be treated as issued and acquired by the Company upon such exercise), (iv) by a combination of such methods of payment, or (v) by such other methods as may be approved by the Committee.

(d) To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker on a date satisfactory to the Company of some or all of the shares to which such exercise relates.

(e) Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(f) Each grant will specify the period or periods of continuous service by the Optionee with the Company or any Subsidiary that is necessary before the Option Rights or installments thereof will become exercisable.

(g) Any grant of Option Rights may specify Management Objectives that must be achieved as a condition to the exercise of such rights.

(h) Option Rights granted under this Plan may be (i) options, including, without limitation, Incentive Stock Options, that are intended to qualify under particular provisions of the Code, (ii) options that are not intended so to qualify, or (iii) combinations of the foregoing. Incentive Stock Options may only be granted to Participants who meet the definition of "employees" under Section 3401(c) of the Code.

(i) The exercise of an Option Right will result in the cancellation on a share-for-share basis of any Tandem Appreciation Right authorized under **Section 5** of this Plan.

(j) No Option Right will be exercisable more than 10 years from the Date of Grant.

(k) Option Rights granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(l) Each grant of Option Rights will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

5. Appreciation Rights.

(a) The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting (i) to any Optionee, of Tandem Appreciation Rights in respect of Option Rights granted hereunder, and (ii) to any Participant, of Free-Standing Appreciation Rights. A Tandem Appreciation Right will be a right of the Optionee, exercisable by surrender of the related Option Right, to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise. Tandem Appreciation Rights may be granted at any time prior to the exercise or termination of the related Option Rights; provided, however, that a Tandem Appreciation Right awarded in relation to an Incentive Stock Option must be granted concurrently with such Incentive Stock Option. A Free-Standing Appreciation Right will be a right of the Participant to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise.

(b) Each grant of Appreciation Rights may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(i) Each grant may specify that the amount payable on exercise of an Appreciation Right will be paid by the Company in cash, Common Shares or any combination thereof.

(ii) Any grant may specify that the amount payable on exercise of an Appreciation Right may not exceed a maximum specified by the Committee at the Date of Grant.

(iii) Any grant may specify waiting periods before exercise and permissible exercise dates or periods.

(iv) Each grant may specify the period or periods of continuous service by the Participant with the Company or any Subsidiary that is necessary before the Appreciation Rights or installments thereof will become exercisable.

(v) Any grant of Appreciation Rights may specify Management Objectives that must be achieved as a condition of the exercise of such Appreciation Rights.

(vi) Each grant of Appreciation Rights will be evidenced by an Evidence of Award, which Evidence of Award will describe such Appreciation Rights, identify the related Option Rights (if applicable), and contain such other terms and provisions, consistent with this Plan, as the Committee may approve.

(c) Any grant of Tandem Appreciation Rights will provide that such Tandem Appreciation Rights may be exercised only at a time when the related Option Right is also exercisable and at a time when the Spread is positive, and by surrender of the related Option Right for cancellation. Successive grants of Tandem Appreciation Rights may be made to the same Participant regardless of whether any Tandem Appreciation Rights previously granted to the Participant remain unexercised.

(d) Appreciation Rights granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(e) Regarding Free-Standing Appreciation Rights only:

   (i)   Each grant will specify in respect of each Free-Standing Appreciation Right a Base Price, which (except with respect to awards under **Section 22** of this Plan) may not be less than the Market Value per Share on the Date of Grant;

   (ii) Successive grants may be made to the same Participant regardless of whether any Free-Standing Appreciation Rights previously granted to the Participant remain unexercised; and

   (iii) No Free-Standing Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant.

6. **Restricted Shares.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the grant or sale of Restricted Shares to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

   (a) Each such grant or sale will constitute an immediate transfer of the ownership of Common Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the substantial risk of forfeiture and/or restrictions on transfer hereinafter referred to.

   (b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

   (c) Each such grant or sale will provide that the Restricted Shares covered by such grant or sale that vests upon the passage of time will be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee at the Date of Grant or upon achievement of Management Objectives referred to in subparagraph (e) below.

   (d) Each such grant or sale will provide that during or after the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares will be prohibited or restricted in the manner and to the extent prescribed by the Committee at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee).

   (e) Any grant of Restricted Shares may specify Management Objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such Restricted Shares.

   (f) Any such grant or sale of Restricted Shares may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be subject to the same restrictions as the underlying award; provided, however, that dividends or other distributions on Restricted Shares with restrictions that lapse as a result of the achievement of Management Objectives will be deferred until and paid contingent upon the achievement of the applicable Management Objectives.

   (g) Each grant or sale of Restricted Shares will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Committee may approve. Unless otherwise directed by the Committee, (i) all certificates representing Restricted Shares will be held in custody by the Company until all restrictions thereon will have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such shares or (ii) all Restricted Shares will be held at the Company's transfer agent in book entry form with appropriate restrictions relating to the transfer of such Restricted Shares.

7. **Restricted Stock Units.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting or sale of Restricted Stock Units to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

   (a) Each such grant or sale will constitute the agreement by the Company to deliver Common Shares or cash to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions (which may include the achievement of Management Objectives) during the Restriction Period as the Committee may specify.

   (b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

   (c) During the Restriction Period, the Participant will have no right to transfer any rights under his or her award and will have no rights of ownership in the Common Shares deliverable upon payment of the Restricted Stock Units and will have no right to vote them, but the Committee may, at the Date of Grant, authorize the payment of dividend equivalents on such Restricted Stock Units on either a current or deferred or contingent basis, either in cash or in additional Common Shares; provided, however, that dividend equivalents or other distributions on Common Shares underlying Restricted Stock Units with restrictions that lapse as a result of the achievement of Management Objectives will be deferred until and paid contingent upon the achievement of the applicable Management Objectives.

(d) Each grant or sale of Restricted Stock Units will specify the time and manner of payment of the Restricted Stock Units that have been earned. Each grant or sale will specify that the amount payable with respect thereto will be paid by the Company in Common Shares or cash, or a combination thereof.

(e) Each grant or sale of Restricted Stock Units will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

8. Performance Shares and Performance Units. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting of Performance Shares and Performance Units. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number or amount of Performance Shares or Performance Units, to which it pertains, which number or amount may be subject to adjustment to reflect changes in compensation or other factors.

(b) The Performance Period with respect to each Performance Share or Performance Unit will be such period of time as will be determined by the Committee at the time of grant.

(c) Any grant of Performance Shares or Performance Units will specify Management Objectives which, if achieved, will result in payment or early payment of the award, and each grant may specify in respect of such specified Management Objectives a minimum acceptable level or levels of achievement and may set forth a formula for determining the number of Performance Shares or Performance Units that will be earned if performance is at or above the minimum or threshold level or levels, or is at or above the target level or levels, but falls short of maximum achievement of the specified Management Objectives.

(d) Each grant will specify the time and manner of payment of Performance Shares or Performance Units that have been earned. Any grant may specify that the amount payable with respect thereto may be paid by the Company in cash, in Common Shares, in Restricted Shares or Restricted Stock Units or in any combination thereof.

(e) Any grant of Performance Shares or Performance Units may specify that the amount payable or the number of Common Shares or Restricted Shares or Restricted Stock Units with respect thereto may not exceed a maximum specified by the Committee at the Date of Grant.

(f) The Committee may, at the Date of Grant of Performance Shares, provide for the payment of dividend equivalents to the holder thereof either in cash or in additional Common Shares, subject in all cases to deferral and payment on a contingent basis based on the Participant's earning of the Performance Shares with respect to which such dividend equivalents are paid.

(g) Each grant of Performance Shares or Performance Units will be evidenced by an Evidence of Award and will contain such other terms and provisions, consistent with this Plan, as the Committee may approve.

9. Other Awards.

(a) Subject to applicable law and the limit set forth in **Section 3** of this Plan, the Committee may grant to any Participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Shares or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Common Shares, purchase rights for Common Shares, awards with value and payment contingent upon performance of the Company or specified Subsidiaries, affiliates or other business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of the Common Shares or the value of securities of, or the performance of specified Subsidiaries or affiliates or other business units of the Company. The Committee will determine the terms and conditions of such awards. Common Shares delivered pursuant to an award in the nature of a purchase right granted under this **Section 9** will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, Common Shares, other awards, notes or other property, as the Committee determines.

(b) Cash awards, as an element of or supplement to any other award granted under this Plan, may also be granted pursuant to this **Section 9**.

(c) The Committee may grant Common Shares as a bonus, or may grant other awards in lieu of obligations of the Company or a Subsidiary to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as will be determined by the Committee in a manner that complies with Section 409A of the Code.

10. Administration of this Plan.

(a) This Plan will be administered by the Committee. The Committee may from time to time delegate all or any part of its authority under this Plan to a subcommittee thereof. To the extent of any such delegation, references in this Plan to the Committee will be deemed to be references to such subcommittee.

(b) The interpretation and construction by the Committee of any provision of this Plan or of any agreement, notification or document evidencing the grant of awards under this Plan and any determination by the Committee pursuant to any provision of this Plan or of any such agreement, notification or document will be final and conclusive. No member of the Committee shall be liable for any such action or determination made in good faith. In addition, the Committee is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained in this Plan, and no authorization in any Plan Section or other provision of this Plan is intended or may be deemed to constitute a limitation on the authority of the Committee.

(c) To the extent permitted by law, the Committee may delegate to one or more of its members or to one or more officers of the Company, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee, the subcommittee, or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Committee, the subcommittee or such person may have under the Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as the Committee: (i) designate employees to be recipients of awards under this Plan; and (ii) determine the size of any such awards; provided, however, that (A) the Committee will not delegate such responsibilities to any such officer for awards granted to an employee who is an officer, Director, or more than 10% beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Committee in accordance with Section 16 of the Exchange Act, or any Covered Employee; (B) the resolution providing for such authorization sets forth the total number of Common Shares such officer(s) may grant; and (C) the officer(s) will report periodically to the Committee regarding the nature and scope of the awards granted pursuant to the authority delegated.

11. Adjustments. The Committee shall make or provide for such adjustments in the numbers of Common Shares covered by outstanding Option Rights, Appreciation Rights, Restricted Stock Units, Performance Shares and Performance Units granted hereunder and, if applicable, in the number of Common Shares covered by Other Awards, in the Option Price and Base Price provided in outstanding Option Rights and Appreciation Rights, in the kind of shares covered thereby, and in the other terms, as the Committee, in its sole discretion, exercised in good faith, shall determine is equitably required to prevent dilution or enlargement of the rights of Participants or Optionees that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split- off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. However, such adjustments shall be made automatically, without the necessity of Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in shares of the Company. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee shall provide in substitution for any or all outstanding awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, shall determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each Option Right or Appreciation Right with an Option Price or Base Price greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its discretion elect to cancel such Option Right or Appreciation Right without any payment to the person holding such Option Right or Appreciation Right. The Committee shall also make or provide for such adjustments in the numbers of shares specified in **Section 3** of this Plan as the Committee in its sole discretion, exercised in good faith, shall determine is appropriate to reflect any transaction or event described in this **Section 11**; provided, however, that any such adjustment to the number specified in **Section 3(c)** will be made only if and to the extent that such adjustment would not cause any Option Right intended to qualify as an Incentive Stock Option to fail to so qualify. Any adjustment under this **Section 11** need not be the same for all Participants.

12. Change in Control.

(a) For purposes of this Plan, except as may be otherwise prescribed by the Committee in an Evidence of Award made under this Plan, a "Change in Control" will be deemed to have occurred upon the occurrence of any of the following events:

(i) any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") is or becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of the combined voting power of the then-outstanding Voting Stock of the Company; provided, however, that:

(1) for purposes of this **Section 12(a)(i)**, the following acquisitions will not constitute a Change in Control: (A) any acquisition of Voting Stock of the Company directly from the Company that is approved by a majority of the Incumbent Directors, (B) any acquisition of Voting Stock of the Company by the Company or any Subsidiary, (C) any acquisition of Voting Stock of the

Company by the trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, and (D) any acquisition of Voting Stock of the Company by any Person pursuant to a Business Transaction that complies with clauses (A), (B) and (C) of **Section 12(a)(iii)** below;

(2) if any Person is or becomes the beneficial owner of 30% or more of combined voting power of the then-outstanding Voting Stock of the Company as a result of a transaction described in clause (A) of **Section 12(a)(i)(1)** above and such Person thereafter becomes the beneficial owner of any additional shares of Voting Stock of the Company representing 1% or more of the then-outstanding Voting Stock of the Company, other than in an acquisition directly from the Company that is approved by a majority of the Incumbent Directors or as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Voting Stock are treated equally, such subsequent acquisition will be treated as a Change in Control;

(3) a Change in Control will not be deemed to have occurred if a Person is or becomes the beneficial owner of 30% or more of the Voting Stock of the Company as a result of a reduction in the number of shares of Voting Stock of the Company outstanding pursuant to a transaction or series of transactions that is approved by a majority of the Incumbent Directors unless and until such Person thereafter becomes the beneficial owner of any additional shares of Voting Stock of the Company representing 1% or more of the then-outstanding Voting Stock of the Company, other than as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Voting Stock are treated equally; and

(4) if at least a majority of the Incumbent Directors determine in good faith that a Person has acquired beneficial ownership of 30% or more of the Voting Stock of the Company inadvertently, and such Person divests as promptly as practicable but no later than the date, if any, set by the Incumbent Board a sufficient number of shares so that such Person beneficially owns less than 30% of the Voting Stock of the Company, then no Change in Control will have occurred as a result of such Person's acquisition; or

(ii) a majority of the Board ceases to be comprised of Incumbent Directors; or

(iii) the consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of the stock or assets of another corporation, or other transaction (each, a "Business Transaction"), unless, in each case, immediately following such Business Transaction (A) the Voting Stock of the Company outstanding immediately prior to such Business Transaction continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 50% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Transaction (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (B) no Person (other than the Company, such entity resulting from such Business Transaction, or any employee benefit plan (or related trust) sponsored or maintained by the Company, any Subsidiary or such entity resulting from such Business Transaction) beneficially owns, directly or indirectly, 30% or more of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Transaction, and (C) at least a majority of the members of the Board of Directors of the entity resulting from such Business Transaction were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board providing for such Business Transaction, if earlier; or

(iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Transaction that complies with clauses (A), (B) and (C) of **Section 12(a)(iii)**.

(b) Specifically defined terms for purposes of **Section 12(a)**:

(i) "Board" means the Board of Directors of Lincoln Electric Holdings, Inc.

(ii) "Incumbent Directors" means the individuals who, as of the date hereof, are Directors of the Company (each, a "Director") and any individual becoming a Director subsequent to the date hereof whose election, nomination for election by the Company's shareholders, or appointment, was approved by a vote of at least two-thirds of the then Incumbent Directors (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination); provided, however, that an individual will not be an Incumbent Director if such individual's election or appointment to the Board occurs as a result of an actual or threatened election contest (as described in Rule 14a-12(c) of the Exchange Act) with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

(iii) "Subsidiary" means an entity in which the Company directly or indirectly beneficially owns 50% or more of the outstanding Voting Stock.

(iv) "Voting Stock" means securities entitled to vote generally in the election of directors.

(c) In the event of a Change in Control, unless otherwise determined by the Committee or set forth in an Evidence of Award, or as provided for in an individual severance or employment agreement between the Company and Participant, the following acceleration, exercisability, and valuation provisions apply:

   (i) Upon a Change in Control, if either (A) an award meeting the requirements of **Section 12(c)(ii)** (a "Replacement Award") is not provided to the Participant to replace or adjust an outstanding Award (a "Replaced Award"), and the Participant remains in the continuous employ of the Company or a Subsidiary throughout the period beginning on the Date of Grant and ending on the date of the Change in Control, or (B) the Participant was a party to a severance agreement with the Company providing for benefits in connection with a Change in Control (a "Severance Agreement") at the time of the Participant's termination of employment, and the Participant's employment was terminated by the Company (x) other than for Cause or pursuant to an individually negotiated arrangement after the Date of Grant, (y) following the commencement of any discussion with a third person that results in a Change in Control and (z) within twelve months prior to the Change in Control, then outstanding Option Rights and Appreciation Rights will become fully vested and exercisable and outstanding Restricted Shares, Restricted Stock Units, Performance Units, Performance Shares and Other Awards will become fully vested (in the case of Awards that are subject to the achievement of performance criteria, such vesting shall be based on the greater of target and actual performance, with actual performance determined by the Committee based upon (I) actual performance through the most recent date prior to the Change in Control for which achievement of the performance criteria can reasonably be determined and (II) expected performance for the remainder of the applicable performance period (the "COC Payout Level")).

   (ii) An award meets the conditions of this **Section 12(c)(ii)** (and hence qualifies as a Replacement Award) if: (A) it is of the same type as the Replaced Award (in the case of a Replaced Award subject to performance-based vesting, an award subject to performance-based vesting); (B) it has a value at the time of grant or adjustment at least equal to the value of the Replaced Award; (C) it relates to publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control; (D) if the Participant is subject to U.S. federal income tax under the Code, the tax consequences to the Participant under the Code of the Replacement Award are not less favorable to Participant than the tax consequences of the Replaced Award; and (E) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). For purposes of clause (B) of the preceding sentence, "value" with respect to Option Rights and Appreciation Rights means the Market Value Per Share as determined in connection with the Change in Control over the applicable exercise price, and with respect to an Award subject to the achievement of performance criteria means a value at least equal to the value of the portion of the Award that would vest at the COC Payout Level. Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this **Section 12(b)(ii)** are satisfied will be made by the Committee, as constituted immediately before the Change in Control.

   (iii) Upon (A) a termination of Participant's employment with the Company or any successor for Good Reason or (B) a termination of Participant's employment by the Company or its successor, other than a termination for Cause, or (C) the Participant's death or disability, in each case, occurring at or during the period of two years after a Change in Control, (I) all Replacement Awards held by the Participant will become fully vested (with such Replacement Award calculated in a manner which satisfies **Section 12(c)(ii))**, and (II) all Option Rights and Appreciation Rights held by the Participant immediately before such termination of employment that the Participant held as of the date of the Change in Control or that constitute Replacement Awards will become fully exercisable and will remain exercisable until the expiration of the stated term of such Option Right or Appreciation Right.

13. **Detrimental Activity and Recapture Provisions.** Any Evidence of Award may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time, if a Participant, either (a) during employment or other service with the Company or a Subsidiary or (b) within a specified period after termination of such employment or service, shall engage in any detrimental activity. In addition, notwithstanding anything in this Plan to the contrary, any Evidence of Award may also provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Common Shares may be traded.

14. **Non U.S. Participants.** In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Company or any Subsidiary outside of the United States of America or who provide services to the Company under an agreement with a foreign nation or agency, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of this Plan (including, without

limitation, sub-plans) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

15. **Transferability.**

(a) Except as otherwise determined by the Committee, no Option Right, Appreciation Right, Restricted Shares, Restricted Stock Unit, Performance Share, Performance Unit, Other Award or dividend equivalents paid with respect to awards made under this Plan will be transferable by the Participant except pursuant to a domestic relations order (that contains any information required by the Company to effectuate the transfer) or by will or the laws of descent and distribution, and in no event will any such award granted under the Plan be transferred for value. Except as otherwise determined by the Committee, Option Rights and Appreciation Rights will be exercisable during the Participant's lifetime only by him or her or, in the event of the Participant's legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law or court supervision.

(b) The Committee may specify at the Date of Grant that part or all of the Common Shares that are (i) to be issued or transferred by the Company upon the exercise of Option Rights or Appreciation Rights, upon the termination of the Restriction Period applicable to Restricted Stock Units or upon payment under any grant of Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in **Section 6** of this Plan, will be subject to further restrictions on transfer.

16. **Withholding Taxes.** To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of such benefit. If a Participant's benefit is to be received in the form of Common Shares, and such Participant fails to make arrangements for the payment of tax, then, unless otherwise determined by the Committee, the Company will withhold Common Shares having a value equal to the amount required to be withheld. Notwithstanding the foregoing, when a Participant is required to pay the Company an amount required to be withheld under applicable income and employment tax laws, the Participant may elect, unless otherwise determined by the Committee, to satisfy the obligation, in whole or in part, by having withheld, from the shares required to be delivered to the Participant, Common Shares having a value equal to the amount required to be withheld or by delivering to the Company other Common Shares held by such Participant. The shares used for tax withholding will be valued at an amount equal to the market value of such Common Shares on the date the benefit is to be included in Participant's income. In no event will the market value of the Common Shares to be withheld and delivered pursuant to this Section to satisfy applicable withholding taxes in connection with the benefit exceed the maximum amount of taxes required to be withheld. Participants will also make such arrangements as the Company may require for the payment of any withholding tax obligation that may arise in connection with the disposition of Common Shares acquired upon the exercise of Option Rights.

17. **Compliance with Section 409A of the Code.**

(a) To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. Any reference in this Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service. The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto and any rules regarding treatment of such Awards in the event of a Change in Control, shall be set forth in the applicable Evidence of Award.

(b) Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Subsidiaries.

(c) If, at the time of a Participant's separation from service (within the meaning of Section 409A of the Code), (i) the Participant is a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company determines that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the tenth business day of the seventh month after such separation from service.

(d) Each payment under any Award shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award.

(e) Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates will have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

18. Amendments.

(a) The Board may at any time and from time to time amend this Plan in whole or in part; provided, however, that if an amendment to this Plan must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the NASDAQ Stock Market or, if the Common Shares are not traded on the NASDAQ Stock Market, the principal national securities exchange upon which the Common Shares are traded or quoted, then, such amendment will be subject to shareholder approval and will not be effective unless and until such approval has been obtained.

(b) Except in connection with a corporate transaction or event described in **Section 11** of this Plan, the terms of outstanding awards may not be amended to reduce the Option Price of outstanding Option Rights or the Base Price of outstanding Appreciation Rights, or cancel outstanding Option Rights or Appreciation Rights in exchange for cash, other awards or Option Rights or Appreciation Rights with an Option Price or Base Price, as applicable, that is less than the Option Price of the original Option Rights or Base Price of the original Appreciation Rights, as applicable, without shareholder approval. This **Section 18(b)** is intended to prohibit the repricing of "underwater" Option Rights and Appreciation Rights and will not be construed to prohibit the adjustments provided for in **Section 11** of this Plan. Notwithstanding any provision of this Plan to the contrary, this **Section 18(b)** may not be amended without approval by the Company's shareholders.

(c) Subject to **Section 18(b)** hereof, the Committee may amend the terms of any award theretofore granted under this Plan prospectively or retroactively. Subject to **Section 11** above, no such amendment will impair the rights of any Participant without his or her consent. The Board may, in its discretion, terminate this Plan at any time. Termination of this Plan will not affect the rights of Participants or their successors under any awards outstanding hereunder and not exercised in full on the date of termination.

19. Governing Law. This Plan and all grants and awards and actions taken hereunder will be governed by and construed in accordance with the internal substantive laws of the State of Ohio.

20. Effective Date/Termination. This Plan will be effective as of the Effective Date. No grants will be made on or after the Effective Date under the Predecessor Plan, except that outstanding awards granted under the Predecessor Plan will continue unaffected following the Effective Date. No grant will be made under this Plan after April 19, 2033, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

21. Miscellaneous Provisions.

(a) The Company will not be required to issue any fractional Common Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

(b) This Plan will not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant's employment or other service at any time.

(c) Except with respect to **Section 21(e)**, to the extent that any provision of this Plan would prevent any Option Right that was intended to qualify as an Incentive Stock Option from qualifying as such, that provision will be null and void with respect to such Option Right. Such provision, however, will remain in effect for other Option Rights and there will be no further effect on any provision of this Plan.

(d) No award under this Plan may be exercised by the holder thereof if such exercise, and the receipt of cash or stock thereunder, would be, in the opinion of counsel selected by the Company, contrary to law or the regulations of any duly constituted authority having jurisdiction over this Plan.

(e) Absence on leave approved by a duly constituted officer of the Company or any of its Subsidiaries will not be considered interruption or termination of service of any employee for any purposes of this Plan or awards granted hereunder.

(f) No Participant will have any rights as a shareholder with respect to any shares subject to awards granted to him or her under this Plan prior to the date as of which he or she is actually recorded as the holder of such shares upon the stock records of the Company.

(g) The Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(h) Except with respect to Option Rights and Appreciation Rights, the Committee may permit Participants to elect to defer the issuance of Common Share under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan and which are intended to comply with the requirements of Section 409A of the Code. The Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(i) If any provision of this Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify this Plan or any award under any law deemed applicable by the Committee, such provision will be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Committee, it will be stricken and the remainder of this Plan will remain in full force and effect.

(j) Notwithstanding anything to the contrary contained in this Plan, including Section 3(e), the vesting of any Award may be accelerated in the event of the Participant's retirement, death or disability, in connection with a Change in Control pursuant to **Section 12** or as otherwise provided in the applicable Evidence of Award.

(k) Notwithstanding anything to the contrary in this Plan, any dividends or dividend equivalents credited with respect to any Award shall be subject to the same vesting conditions applicable to such Award.

22. Stock-Based Awards in Substitution for Option Rights or Awards Granted by Other Company. Notwithstanding anything in this Plan to the contrary:

(a) Awards may be granted under this Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, stock appreciation rights, restricted stock, restricted stock units or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with the Company or any Subsidiary. Any conversion, substitution or assumption will be effective as of the close of the merger or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Section 409A of the Code. The awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of this Plan, and may account for Common Shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

(b) In the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary merges has shares available under a pre-existing plan previously approved by stockholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such plan (as adjusted, to the extent appropriate, to reflect such acquisition or merger) may be used for awards made after such acquisition or merger under the Plan; provided, however, that awards using such available shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or merger, and may only be made to individuals who were not employees or directors of the Company or any Subsidiary prior to such acquisition or merger.

(c) Any Common Shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, the Company under **Sections 22(a)** or **22(b)** above will not reduce the Common Shares available for issuance or transfer under the Plan or otherwise count against the limits contained in **Section 3** of the Plan. In addition, no Common Shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, the Company under **Sections 22(a)** or **22(b)** above will be added to the aggregate plan limit contained in **Section 3** of the Plan.

APPENDIX C — LINCOLN ELECTRIC HOLDINGS, INC.
2023 STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

Set forth below is the text of the 2023 Stock Plan for Non-Employee Directors. This plan will be approved if Proposal 6 is adopted.

1. Purposes. The purposes of this 2023 Stock Plan for Non-Employee Directors are to: (i) encourage the non-employee Directors of the Company to own Common Shares and thereby to align their interests more closely with the interests of the Company's other shareholders; (ii) encourage the highest level of Director achievement by providing the Directors with a vested interest in the Company's attainment of its financial goals; and (iii) provide financial incentives that will help attract and retain the most qualified non-employee Directors.

2. Definitions. As used in this Plan:

(a) "Appreciation Right" means a right granted pursuant to **Section 5** of this Plan, and will include both Free-Standing Appreciation Rights and Tandem Appreciation Rights.

(b) "Award" means an Option Right, an Appreciation Right, Restricted Shares, Restricted Stock Units, or Other Awards granted in accordance with the terms of the Plan.

(c) "Base Price" means the price to be used as the basis for determining the Spread upon the exercise of a Free-Standing Appreciation Right or a Tandem Appreciation Right.

(d) "Board" means the Board of Directors of the Company.

(e) "Cause" means that, prior to Termination of Service, the Participant shall have: (i) committed a criminal violation involving fraud, embezzlement or theft in connection with the Participant's duties or in the course of the Participant's service as a Director; (ii) committed an intentional violation of the Lincoln Electric Code of Corporate Conduct and Ethics, or any successor document, (A) in effect at the relevant time if such violation occurs prior to a Change in Control, or (B) in effect immediately prior to a Change in Control if such violation occurs on or after a Change in Control; (iii) committed intentional wrongful damage to property of the Company or any Subsidiary; (iv) committed intentional wrongful disclosure of secret processes or confidential information of the Company or any Subsidiary; or (v) committed intentional wrongful engagement in any of the activities set forth in any confidentiality, non-competition or non-solicitation arrangement with the Company to which the Participant is a party; and, in each case, any such act shall have been demonstrably and materially harmful (including financially or reputationally harmful) to the Company. For purposes of this Plan, no act or failure to act on the part of the Participant will be deemed "intentional" if it was due primarily to an error in judgment or negligence, but will be deemed "intentional" only if done or omitted to be done by the Participant not in good faith and without reasonable belief that the Participant's action or omission was in the best interest of the Company. Before a Change in Control, the Committee shall have the sole discretion to determine whether "Cause" exists, and its determination shall be final. After a Change in Control, any determination as to whether "Cause" exists shall be subject to de novo review.

(f) "Change in Control" has the meaning set forth in **Section 11** of this Plan.

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(h) "Committee" means the Nominating and Corporate Governance Committee of the Board (or its successor(s)), or any other committee of the Board designated by the Board to administer this Plan pursuant to **Section 9** of this Plan consisting solely of no fewer than two Non-Employee Directors.

(i) "Common Shares" means the common shares of the Company, without par value, or any security into which such common shares may be changed by reason of any transaction or event of the type referred to in **Section 10** of this Plan.

(j) "Company" means Lincoln Electric Holdings, Inc., an Ohio corporation, and its successors.

(k) "Date of Grant" means the date specified by the Committee on which a grant of Option Rights or Appreciation Rights or Other Awards, or a grant or sale of Restricted Shares, Restricted Stock Units or Other Awards, will become effective (which date will not be earlier than the date on which the Committee takes action with respect thereto).

(l) "Director" means a member of the Board.

(m) "Disability" means permanent and total disability as defined under the Company's long-term disability program.

(n) "Effective Date" means the date this Plan is approved by the shareholders of the Company.

(o) "Eligible Director" means a Director who is not an employee of the Company. For purposes of this Plan, an employee is an individual whose wages are subject to the withholding of federal income tax under Section 3401 and 3402 of the Code.

(p) "Evidence of Award" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the awards granted under the Plan. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, unless otherwise determined by the Committee, need not be signed by a representative of the Company or a Participant.

(q) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

(r) "Free-Standing Appreciation Right" means an Appreciation Right granted pursuant to **Section 5** of this Plan that is not granted in tandem with an Option Right.

(s) "Market Value per Share" means, as of any particular date, the closing price of a Common Share as reported for that date on the NASDAQ Stock Market or, if the Common Shares are not then listed on the NASDAQ Stock Market, on any other national securities exchange on which the Common Shares are listed, or if there are no sales on such date, on the next preceding trading day during which a sale occurred. If there is no regular public trading market for the Common Shares, then the Market Value per Share shall be the fair market value as determined in good faith by the Committee. The Committee is authorized to adopt another fair market value pricing method provided such method is stated in the Evidence of Award and is in compliance with the fair market value pricing rules set forth in Section 409A of the Code.

(t) "Non-Employee Director" means a person who is a "Non-Employee Director" of the Company within the meaning of Rule 16b-3 promulgated under the Exchange Act.

(u) "Optionee" means the optionee named in an Evidence of Award evidencing an outstanding Option Right.

(v) "Option Price" means the purchase price payable on exercise of an Option Right.

(w) "Option Right" means the right to purchase Common Shares upon exercise of an option granted pursuant to **Section 4** of this Plan.

(x) "Other Award" means an award granted pursuant to **Section 8** of this Plan.

(y) "Participant" means an Eligible Director who is selected by the Committee to receive benefits under this Plan.

(z) "Plan" means this 2023 Stock Plan for Non-Employee Directors.

(aa) "Predecessor Plan" means the Company's 2015 Stock Plan for Non-Employee Directors, as amended.

(bb) "Restricted Shares" means Common Shares granted or sold pursuant to **Section 6** of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers has expired.

(cc) "Restricted Stock Units" means an award made pursuant to **Section 7** of this Plan of the right to receive Common Shares or cash at the end of a specified period.

(dd) "Restriction Period" means the period of time during which Restricted Stock Units are subject to restrictions, as provided in **Section 7** of this Plan.

(ee) "Retirement" means, unless otherwise determined by the Committee, a Termination of Service as a Director at the end of the Director's term occurring as a result of the Director's being unable to stand for reelection under the Company's policy relating to Director retirement.

(ff) "Spread" means the excess of the Market Value per Share on the date when an Appreciation Right is exercised over the Option Price or Base Price provided for in the related Option Right or Free-Standing Appreciation Right, respectively.

(gg) "Tandem Appreciation Right" means an Appreciation Right granted pursuant to **Section 5** of this Plan that is granted in tandem with an Option Right.

(hh) "Termination of Service" means the time at which the Director ceases to serve as a Director for any reason, with or without cause, which includes termination by resignation, removal, death or retirement.

3. Shares Available Under the Plan.

(a) Maximum Shares Available Under Plan.

  (i) Subject to adjustment as provided in **Section 10** of this Plan, the number of Common Shares that may be issued or transferred (A) upon the exercise of Option Rights or Appreciation Rights, (B) as Restricted Shares and released from substantial risks of forfeiture thereof, (C) in payment of Restricted Stock Units, (D) as awards contemplated by **Section 8** of this Plan, or (E) in payment of dividend equivalents paid with respect to awards made under this Plan will not exceed in the aggregate 200,000 shares. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing.

  (ii) Common Shares covered by an award granted under this Plan will not be counted as used unless and until they are actually issued and delivered to a Participant. If any Common Shares issued or transferred pursuant to an award granted under this Plan are forfeited, or an award granted under this Plan is cancelled or forfeited, expires or is settled for cash (in whole or in part), the Common Shares issued or transferred pursuant to, or subject to, such award (as applicable) will, to the extent of such cancellation, forfeiture, expiration, or cash settlement, again be available for issuance or transfer under **Section 3(a)(i)** above. Without limiting the generality of the foregoing, upon payment in cash of the benefit provided by any award granted under this Plan, any Common Shares that were covered by the applicable portion of such award will be available for issuance or transfer hereunder. Notwithstanding anything to the contrary contained herein: (A) if Common Shares are tendered or otherwise used in payment of the Option Price of an Option Right, the total number of Common Shares covered by the Option Right being exercised will reduce the aggregate plan limit described above; and (B) the number of Common Shares covered by an Appreciation Right, to the extent that it is exercised and settled in Common Shares, and whether or not all Common Shares covered by the Appreciation Right are actually issued to the Participant upon exercise of the Appreciation Right, will be considered issued or transferred pursuant to this Plan. In the event that the Company repurchases Common Shares with Option Right proceeds, such Common Shares will not be added to the aggregate plan limit described above. If, under this Plan, a Participant has elected to give up the right to receive compensation in exchange for Common Shares based on fair market value, such Common Shares will not count against the aggregate plan limit described above.

(b) Individual Participant Limit. Notwithstanding anything in this **Section 3**, or elsewhere in this Plan to the contrary, and subject to adjustment as provided in **Section 10** of this Plan, in no event will any Participant receive in any calendar year (i) Common Share-based awards under this Plan for, in the aggregate, more than 13,000 Common Shares, and (ii) cash-based awards under this Plan having an aggregate maximum value in excess of $300,000.

(c) Minimum Vesting Period. Except for Awards granted with respect to a maximum of five percent (5%) of the Common Shares authorized in **Section 3(a)(i)**, no Award may have a vesting period of less than one year.

4. Option Rights. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of Option Rights. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of Common Shares to which it pertains subject to the limitations set forth in **Section 3** of this Plan.

(b) Each grant will specify an Option Price per share, which (except with respect to awards under **Section 20** of this Plan) may not be less than the Market Value per Share on the Date of Grant.

(c) Each grant will specify whether the Option Price will be payable (i) in cash or by check acceptable to the Company or by wire transfer of immediately available funds, (ii) by the actual or constructive transfer to the Company of Common Shares owned by the Optionee (or other consideration authorized pursuant to **Section 4(d)** of this Plan) having a value at the time of exercise equal to the total Option Price, (iii) subject to any conditions or limitations established by the Committee, the Company's withholding of Common Shares otherwise issuable upon exercise of an Option Right pursuant to a "net exercise" arrangement (it being understood that, solely for purposes of determining the number of treasury shares held by the Company, the Common Shares so withheld will not be treated as issued and acquired by the Company upon such exercise), (iv) by a combination of such methods of payment, or (v) by such other methods as may be approved by the Committee.

(d) To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker on a date satisfactory to the Company of some or all of the shares to which such exercise relates.

(e) Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(f) Each grant will specify the period or periods of continuous service by the Optionee with the Company that is necessary before the Option Rights or installments thereof will become exercisable.

(g) The exercise of an Option Right will result in the cancellation on a share-for-share basis of any Tandem Appreciation Right authorized under **Section 5** of this Plan.

(h) No Option Right will be exercisable more than 10 years from the Date of Grant.

(i) Option Rights granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(j) Each grant of Option Rights will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

5. Appreciation Rights.

(a) The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting (i) to any Optionee, of Tandem Appreciation Rights in respect of Option Rights granted hereunder, and (ii) to any Participant, of Free-Standing Appreciation Rights. A Tandem Appreciation Right will be a right of the Optionee, exercisable by surrender of the related Option Right, to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise. Tandem Appreciation Rights may be granted at any time prior to the exercise or termination of the related Option Rights; provided, however, that a Tandem Appreciation Right awarded in relation to an Incentive Stock Option must be granted concurrently with such Incentive Stock Option. A Free-Standing Appreciation Right will be a right of the Participant to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise.

(b) Each grant of Appreciation Rights may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(i) Each grant may specify that the amount payable on exercise of an Appreciation Right will be paid by the Company in cash, Common Shares or any combination thereof.

(ii) Any grant may specify that the amount payable on exercise of an Appreciation Right may not exceed a maximum specified by the Committee at the Date of Grant.

(iii) Any grant may specify waiting periods before exercise and permissible exercise dates or periods.

(iv) Each grant may specify the period or periods of continuous service by the Participant with the Company that is necessary before the Appreciation Rights or installments thereof will become exercisable.

(v) Each grant of Appreciation Rights will be evidenced by an Evidence of Award, which Evidence of Award will describe such Appreciation Rights, identify the related Option Rights (if applicable), and contain such other terms and provisions, consistent with this Plan, as the Committee may approve.

(c) Any grant of Tandem Appreciation Rights will provide that such Tandem Appreciation Rights may be exercised only at a time when the related Option Right is also exercisable and at a time when the Spread is positive, and by surrender of the related Option Right for cancellation. Successive grants of Tandem Appreciation Rights may be made to the same Participant regardless of whether any Tandem Appreciation Rights previously granted to the Participant remain unexercised.

(d) Appreciation Rights granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(e) Regarding Free-Standing Appreciation Rights only:

(i) Each grant will specify in respect of each Free-Standing Appreciation Right a Base Price, which (except with respect to awards under **Section 20** of this Plan) may not be less than the Market Value per Share on the Date of Grant;

(ii) Successive grants may be made to the same Participant regardless of whether any Free-Standing Appreciation Rights previously granted to the Participant remain unexercised; and

(iii) No Free-Standing Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant.

6. Restricted Shares. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the grant or sale of Restricted Shares to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute an immediate transfer of the ownership of Common Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the substantial risk of forfeiture and/or restrictions on transfer hereinafter referred to.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) Each such grant or sale will provide that the Restricted Shares covered by such grant or sale that vests upon the passage of time will be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee at the Date of Grant.

(d) Each such grant or sale will provide that during or after the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares will be prohibited or restricted in the manner and to the extent prescribed by the Committee at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee).

(e) Any such grant or sale of Restricted Shares may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be subject to the same restrictions as the underlying award.

(f) Each grant or sale of Restricted Shares will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Committee may approve. Unless otherwise directed by the Committee, (i) all certificates representing Restricted Shares will be held in custody by the Company until all restrictions thereon will have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such shares or (ii) all Restricted Shares will be held at the Company's transfer agent in book entry form with appropriate restrictions relating to the transfer of such Restricted Shares.

7. Restricted Stock Units. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting or sale of Restricted Stock Units to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute the agreement by the Company to deliver Common Shares or cash to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Restriction Period as the Committee may specify.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) During the Restriction Period, the Participant will have no right to transfer any rights under his or her award and will have no rights of ownership in the Common Shares deliverable upon payment of the Restricted Stock Units and will have no right to vote them, but the Committee may, at the Date of Grant, authorize the payment of dividend equivalents on such Restricted Stock Units on either a current or deferred or contingent basis, either in cash or in additional Common Shares.

(d) Each grant or sale of Restricted Stock Units will specify the time and manner of payment of the Restricted Stock Units that have been earned. Each grant or sale will specify that the amount payable with respect thereto will be paid by the Company in Common Shares or cash, or a combination thereof.

(e) Each grant or sale of Restricted Stock Units will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

8. Other Awards.

(a) Subject to applicable law and the limit set forth in **Section 3** of this Plan, the Committee may grant to any Participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Shares or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Common Shares, purchase rights for Common Shares, awards with value and payment contingent upon any other factors designated by the Committee, and awards valued by reference to the book value of the Common Shares or the value of securities of the Company. The Committee will determine the terms and conditions of such awards. Common Shares delivered pursuant to an award in the nature of a purchase right granted under this **Section 8** will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, Common Shares, other awards, notes or other property, as the Committee determines.

(b) Cash awards, as an element of or supplement to any other award granted under this Plan, may also be granted pursuant to this **Section 8**.

(c) The Committee may grant Common Shares as a bonus, or may grant Other Awards in lieu of obligations of the Company or a Subsidiary to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as will be determined by the Committee in a manner that complies with Section 409A of the Code.

9. Administration of this Plan.

(a) This Plan will be administered by the Committee. The Committee may from time to time delegate all or any part of its authority under this Plan to a subcommittee thereof. To the extent of any such delegation, references in this Plan to the Committee will be deemed to be references to such subcommittee.

(b) The interpretation and construction by the Committee of any provision of this Plan or of any agreement, notification or document evidencing the grant of awards under this Plan and any determination by the Committee pursuant to any provision of this Plan or of any such agreement, notification or document will be final and conclusive. No member of the Committee shall be liable for any such action or determination made in good faith. In addition, the Committee is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained in this Plan, and no authorization in any Plan Section or other provision of this Plan is intended or may be deemed to constitute a limitation on the authority of the Committee.

(c) To the extent permitted by law, the Committee may delegate to one or more of its members or to one or more officers of the Company, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee, the subcommittee, or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Committee, the subcommittee or such person may have under the Plan.

10. Adjustments. The Committee shall make or provide for such adjustments in the numbers of Common Shares covered by outstanding Option Rights, Appreciation Rights, and Restricted Stock Units granted hereunder and, if applicable, in the number of Common Shares covered by Other Awards, in the Option Price and Base Price provided in outstanding Option Rights and Appreciation Rights, in the kind of shares covered thereby, and in the other terms, as the Committee, in its sole discretion, exercised in good faith, shall determine is equitably required to prevent dilution or enlargement of the rights of Participants or Optionees that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. However, such adjustments shall be made automatically, without the necessity of Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in shares of the Company. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee shall provide in substitution for any or all outstanding awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, shall determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each Option Right or Appreciation Right with an Option Price or Base Price greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its sole discretion elect to cancel such Option Right or Appreciation Right without any payment to the person holding such Option Right or Appreciation Right. The Committee shall also make or provide for such adjustments in the numbers of shares specified in **Section 3** of this Plan as the Committee in its sole discretion, exercised in good faith, shall determine is appropriate to reflect any transaction or event described in this **Section 10**.

11. Change in Control.

(a) For purposes of this Plan, except as may be otherwise prescribed by the Committee in an Evidence of Award made under this Plan, a "Change in Control" will be deemed to have occurred upon the occurrence of any of the following events:

(i) any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") is or becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of the combined Voting Power of the then-outstanding Voting Stock of the Company; provided, however, that:

(1) for purposes of this **Section 11(a)(i)**, the following acquisitions will not constitute a Change in Control: (A) any acquisition of Voting Stock of the Company directly from the Company that is approved by a majority of the Incumbent Directors, (B) any acquisition of Voting Stock of the Company by the Company or any Subsidiary, (C) any acquisition of Voting Stock of the Company by the trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, and (D) any acquisition of Voting Stock of the Company by any Person pursuant to a Business Transaction that complies with clauses (A), (B) and (C) of **Section 11(a)(iii)** below;

(2) if any Person is or becomes the beneficial owner of 30% or more of combined Voting Power of the then-outstanding Voting Stock of the Company as a result of a transaction described in clause (A) of **Section 11(a)(i)(1)** above and such Person thereafter becomes the beneficial owner of any additional shares of Voting Stock of the Company representing 1% or more of the then-outstanding Voting Stock of the Company, other than in an acquisition directly from the Company that is approved by a majority of the Incumbent Directors or as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Voting Stock are treated equally, such subsequent acquisition will be treated as a Change in Control;

(3) a Change in Control will not be deemed to have occurred if a Person is or becomes the beneficial owner of 30% or more of the Voting Stock of the Company as a result of a reduction in the number of shares of Voting Stock of the Company outstanding pursuant to a transaction or series of transactions that is approved by a majority of the Incumbent Directors unless and until such Person thereafter becomes the beneficial owner of any additional shares of Voting Stock of the Company representing 1% or more of the then-outstanding Voting Stock of the Company, other than as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Voting Stock are treated equally; and

(4) if at least a majority of the Incumbent Directors determine in good faith that a Person has acquired beneficial ownership of 30% or more of the Voting Stock of the Company inadvertently, and such Person divests as promptly as practicable but no later than the date, if any, set by the Incumbent Board a sufficient number of shares so that such Person beneficially owns less than 30% of the Voting Stock of the Company, then no Change in Control will have occurred as a result of such Person's acquisition; or

(ii) a majority of the Board ceases to be comprised of Incumbent Directors; or

(iii) the consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of the stock or assets of another corporation, or other transaction (each, a "Business Transaction"), unless, in each case, immediately following such Business Transaction (A) the Voting Stock of the Company outstanding immediately prior to such Business Transaction continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 50% of the combined Voting Power of the then outstanding shares of Voting Stock of the entity resulting from such Business Transaction (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (B) no Person (other than the Company, such entity resulting from such Business Transaction, or any employee benefit plan (or related trust) sponsored or maintained by the Company, any Subsidiary or such entity resulting from such Business Transaction) beneficially owns, directly or indirectly, 30% or more of the combined Voting Power of the then outstanding shares of Voting Stock of the entity resulting from such Business Transaction, and (C) at least a majority of the members of the Board of Directors of the entity resulting from such Business Transaction were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board providing for such Business Transaction, if earlier; or

(iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Transaction that complies with clauses (A), (B) and (C) of **Section 11(a)(iii)**.

(b) Specifically defined terms for purposes of **Section 11(a)**:

(i) "Board" means the Board of Directors of Lincoln Electric Holdings, Inc.

(ii) "Incumbent Directors" means the individuals who, as of the date hereof, are Directors of the Company (each, a "Director") and any individual becoming a Director subsequent to the date hereof whose election, nomination for election by the Company's shareholders, or appointment, was approved by a vote of at least two-thirds of the then Incumbent Directors (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination); provided, however, that an individual will not be an Incumbent Director if such individual's election or appointment to the Board occurs as a result of an actual or threatened election contest (as described in Rule 14a-12(c) of the Exchange Act) with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

(iii) "Subsidiary" means an entity in which the Company directly or indirectly beneficially owns 50% or more of the outstanding Voting Stock.

(iv) "Voting Power" means at any time, the combined voting power of the then-outstanding securities entitled to vote generally in the election of Directors in the case of the Company, or members of the board of directors or similar body in the case of another entity.

(v) "Voting Stock" means securities entitled to vote generally in the election of directors.

(c) In the event of a Change in Control, unless otherwise determined by the Committee or set forth in an Evidence of Award, or as provided for in an individual agreement between the Company and Participant, the following acceleration, exercisability, and valuation provisions apply:

(i) Except to the extent that an award meeting the requirements of **Section 11(c)(ii)** (a "Replacement Award") is provided to the Participant to replace or adjust an outstanding Award (a "Replaced Award"), upon a Change in Control, outstanding Option Rights and Appreciation Rights will become fully vested and exercisable and outstanding Restricted Shares, Restricted Stock Units and Other Awards will become fully vested.

(ii) An award meets the conditions of this **Section 11(c)(ii)** (and hence qualifies as a Replacement Award) if: (A) it is of the same type as the Replaced Award; (B) it has a value at the time of grant or adjustment at least equal to the value of the Replaced Award; (C) it relates to publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control; (D) if the Participant is subject to U.S. federal income tax under the Code, the tax consequences to the Participant under the Code of the Replacement Award are not less favorable to Participant than the tax consequences of the Replaced Award; and (E) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). For purposes of clause (B) of the preceding sentence, "value" with respect to Option Rights and Appreciation Rights means the Market Value Per Share as determined in connection with the Change in Control over the applicable exercise price. Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this **Section 11(b)(ii)** are satisfied will be made by the Committee, as constituted immediately before the Change in Control.

(iii) Upon a Termination of Service by the Company or its successor other than for Cause, or due to death or disability, at or during the period of two years after a Change in Control, (A) all Replacement Awards held by the Participant will become fully vested (with such Replacement Award calculated in a manner which satisfies **Section 11(c)(ii)**), and (B) all Option Rights and Appreciation Rights held by the Participant immediately before such Termination of Service that the Participant held as of the date of the Change in Control or that constitute Replacement Awards will become fully exercisable and will remain exercisable until the expiration of the stated term of such Option Right or Appreciation Right.

12. **Recapture Provisions.** Notwithstanding anything in this Plan to the contrary, any Evidence of Award may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Common Shares may be traded.

13. **Non U.S. Participants.** In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Company or any Subsidiary outside of the United States of America or who provide services to the Company under an agreement with a foreign nation or agency, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of this Plan (including, without limitation, sub-plans) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

14. **Transferability.**

(a) Except as otherwise determined by the Committee, no Option Right, Appreciation Right, Restricted Shares, Restricted Stock Unit, Other Award or dividend equivalents paid with respect to awards made under this Plan will be transferable by the Participant except pursuant to a domestic relations order (that contains any information required by the Company to effectuate the transfer) or by will or the laws of descent and distribution, and in no event will any such award granted under the Plan be transferred for value. Except as otherwise determined by the Committee, Option Rights and Appreciation Rights will be exercisable during the Participant's lifetime only by him or her or, in the event of the Participant's legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law or court supervision.

(b) The Committee may specify at the Date of Grant that part or all of the Common Shares that are (i) to be issued or transferred by the Company upon the exercise of Option Rights or Appreciation Rights or upon the termination of the Restriction Period applicable to Restricted Stock Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in **Section 6** of this Plan, will be subject to further restrictions on transfer.

15. Compliance with Section 409A of the Code.

(a) To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder will be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b) Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Subsidiaries.

(c) If, at the time of a Participant's separation from service (within the meaning of Section 409A of the Code), (i) the Participant is a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the tenth business day of the seventh month after such separation from service.

(d) Each payment under any award granted under this Plan shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any award granted under this Plan.

(e) Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates will have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

16. Amendments.

(a) The Board may at any time and from time to time amend this Plan in whole or in part; provided, however, that if an amendment to this Plan must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the NASDAQ Stock Market or, if the Common Shares are not traded on the NASDAQ Stock Market, the principal national securities exchange upon which the Common Shares are traded or quoted, then, such amendment will be subject to shareholder approval and will not be effective unless and until such approval has been obtained.

(b) Except in connection with a corporate transaction or event described in **Section 10** of this Plan, the terms of outstanding awards may not be amended to reduce the Option Price of outstanding Option Rights or the Base Price of outstanding Appreciation Rights, or cancel outstanding Option Rights or Appreciation Rights in exchange for cash, other awards or Option Rights or Appreciation Rights with an Option Price or Base Price, as applicable, that is less than the Option Price of the original Option Rights or Base Price of the original Appreciation Rights, as applicable, without shareholder approval. This **Section 16(b)** is intended to prohibit the repricing of "underwater" Option Rights and Appreciation Rights and will not be construed to prohibit the adjustments provided for in **Section 10** of this Plan. Notwithstanding any provision of this Plan to the contrary, this **Section 16(b)** may not be amended without approval by the Company's shareholders.

(c) If permitted by Section 409A of the Code, but subject to the paragraph that follows, including in the case of termination of service as a non-employee director by reason of death, Disability or Retirement, or in the case of unforeseeable emergency or other special circumstances or in the event of a Change in Control, to the extent a Participant holds an Option Right or Appreciation Right not immediately exercisable in full, or any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Restricted Stock Units as to which the Restriction Period has not been completed, or any Other Awards subject to any vesting schedule or transfer restriction, or who holds Common Shares subject to any transfer restriction imposed pursuant to **Section 14(b)** of this Plan, the Committee may, in its sole discretion, accelerate the time at which such Option Right, Appreciation Right or other award may be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Restriction Period will end or when such awards will be deemed to have been fully earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

Subject to **Section 16(b)** hereof, the Committee may amend the terms of any award theretofore granted under this Plan prospectively or retroactively. Subject to **Section 10** above, no such amendment will impair the rights of any Participant without his or her consent. The Board may, in its discretion, terminate this Plan at any time. Termination of this Plan will not affect the rights of Participants or their successors under any awards outstanding hereunder and not exercised in full on the date of termination.

17. **Governing Law.** This Plan and all grants and awards and actions taken hereunder will be governed by and construed in accordance with the internal substantive laws of the State of Ohio.

18. **Effective Date/Termination.** This Plan will be effective as of the Effective Date. No grants will be made on or after the Effective Date under the Predecessor Plan, except that outstanding awards granted under the Predecessor Plan will continue unaffected following the Effective Date. No grant will be made under this Plan after April 19, 2033, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

19. **Miscellaneous Provisions.**

(a) The Company will not be required to issue any fractional Common Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

(b) This Plan will not confer upon any Participant any right with respect to continuance of service as a Director of the Company, nor will it interfere in any way with any right the Company would otherwise have to terminate such Participant's service at any time.

(c) No award under this Plan may be exercised by the holder thereof if such exercise, and the receipt of cash or stock thereunder, would be, in the opinion of counsel selected by the Company, contrary to law or the regulations of any duly constituted authority having jurisdiction over this Plan.

(d) No Participant will have any rights as a shareholder with respect to any shares subject to awards granted to him or her under this Plan prior to the date as of which he or she is actually recorded as the holder of such shares upon the stock records of the Company.

(e) The Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(f) Except with respect to Option Rights and Appreciation Rights, the Committee may permit Participants to elect to defer the issuance of Common Share under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan and which are intended to comply with the requirements of Section 409A of the Code. The Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(g) If any provision of this Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify this Plan or any award under any law deemed applicable by the Committee, such provision will be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Committee, it will be stricken and the remainder of this Plan will remain in full force and effect.

(h) Notwithstanding anything to the contrary contained in this Plan, including **Section 3(c)**, the vesting of any Award may be accelerated in the event of the Participant's retirement, death or disability, in connection with a Change in Control pursuant to **Section 11** or as otherwise provided in the applicable Evidence of Award.

(i) Notwithstanding anything to the contrary contained in this Plan, any dividends or dividend equivalents credited with respect to any Award shall be subject to the same vesting conditions applicable to such Award.

20. Stock-Based Awards in Substitution for Option Rights or Awards Granted by Other Company. Notwithstanding anything in this Plan to the contrary:

(a) Awards may be granted under this Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, stock appreciation rights, restricted stock, restricted stock units or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with the Company or any Subsidiary. Any conversion, substitution or assumption will be effective as of the close of the merger or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Section 409A of the Code. The awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of this Plan, and may account for Common Shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

(b) In the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary merges has shares available under a pre-existing plan previously approved by stockholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such plan (as adjusted, to the extent appropriate, to reflect such acquisition or merger) may be used for awards made after such acquisition or merger under the Plan; provided, however, that awards using such available shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or merger, and may only be made to individuals who were not employees or directors of the Company or any Subsidiary prior to such acquisition or merger.

(c) Any Common Shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, the Company under **Sections 20(a)** or **20(b)** above will not reduce the Common Shares available for issuance or transfer under the Plan or otherwise count against the limits contained in **Section 3** of the Plan. In addition, no Common Shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, the Company under **Sections 20(a)** or **20(b)** above will be added to the aggregate plan limit contained in **Section 3** of the Plan.

CORPORATE INFORMATION

LINCOLN ELECTRIC HOLDINGS, INC.

BOARD OF DIRECTORS

Brian D. Chambers
Chair, President and
Chief Executive Officer
Owens Corning

Curtis E. Espeland
Retired Executive Vice President
and Chief Financial Officer
Eastman Chemical Company

Patrick P. Goris
Senior Vice President and
Chief Financial Officer
Carrier Corporation

Michael F. Hilton
Retired President and
Chief Executive Officer
Nordson Corporation

Kathryn Jo Lincoln
Chair and Chief Investment Officer
Lincoln Institute of Land Policy

Christopher L. Mapes
Chairman, President and
Chief Executive Officer
Lincoln Electric Holdings, Inc.

Phillip J. Mason
Retired President
Ecolab EMEA sector

Ben P. Patel
Former Senior Vice President
and Chief Technology Officer
Cooper Tire & Rubber Company

Hellene S. Runtagh
Retired President and
Chief Executive Officer
Berwind Group

Kellye L. Walker
Executive Vice President
and Chief Legal Officer
Eastman Chemical Company

LEADERSHIP TEAM

Geoffrey P. Allman
Senior Vice President
Strategy and Business Development

Jennifer I. Ansberry
Executive Vice President
General Counsel and Secretary

Gabriel Bruno
Executive Vice President
Chief Financial Officer and Treasurer

Lisa A. Dietrich
Executive Vice President
Chief Information Officer

Gregory D. Doria
Senior Vice President
President, Harris Products Group

Steven B. Hedlund
Executive Vice President
Chief Operating Officer

Michele R. Kuhrt
Executive Vice President
Chief Human Resources Officer

Douglas S. Lance
Senior Vice President
President, North America Welding

Christopher L. Mapes
Chairman, President and
Chief Executive Officer

Peter M. Pletcher
Senior Vice President
President, International

Michael J. Whitehead
Senior Vice President
President, Global Automation,
Cutting & Additive Businesses

CORPORATE INFORMATION

For additional corporate information and copies of Lincoln Electric's 2022 Annual Report and Form 10-K, and 2023 Proxy Statement, please contact Amanda Butler in Investor Relations at (216) 383-2534, email: Amanda_Butler@lincolnelectric.com, 22801 St. Clair Avenue, Cleveland, Ohio 44117-1199 USA, or visit www.lincolnelectric.com.

TRANSFER AGENT AND REGISTRAR

Inquiries about dividends, shareholder records, share transfers, changes in ownership and address changes should be directed to Computershare Inc.:

Mail

Computershare
Attn: Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078

Courier

Computershare
Attn: Shareholder Services
150 Royall Street, Ste. 101
Canton, MA 02021

Direct

(800) 763-3001 or (781) 575-3100
Email: webqueries@computershare.com
Online: www.computershare.com

SUSTAINABILITY

Visit https://sustainability.lincolnelectric.com to learn about our policies and programs.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP

ANNUAL MEETING

Wednesday, April 19, 2023
11:00 a.m. Eastern Time
Online at:
www.virtualshareholdermeeting.com/LECO2023

STOCK INFORMATION

The Company's stock is traded on the NASDAQ Stock Market ("NASDAQ") under the symbol LECO.

Number of record holders of common shares at December 31, 2022: X,XXX